
10011411

SKYWORKS®
BREAKTHROUGH SIMPLICITY

2009 Annual Report

Notice of 2010 Annual Meeting and Proxy Statement



About Skyworks

Skyworks Solutions, Inc. is an **innovator** of high reliability analog and mixed signal semiconductors. Leveraging core technologies, Skyworks offers **diverse** standard and custom linear products **supporting** automotive, broadband, cellular infrastructure, energy management, industrial, medical, military and mobile handset **applications**.

automotive • broadband • cellular infrastructure • energy management • industrial • medical • military • mobile handsets

innovator



David J. Aldrich
President and Chief Executive Officer

Dear Stockholders,

2009 proved to be a year of transition, with signs of market recovery following one of the worst global economic downturns in recent history. Despite reductions in demand and broader financial pressures, Skyworks outperformed its peers by quickly realigning our cost structure and intensifying our focus on the most profitable, highest growth segments of our business. As a result, we exited the year with the highest non-GAAP operating income in the company's history, and in a much stronger position to gain share as the market recovers.

At a higher level, throughout the fiscal year, we also began capitalizing on a few, key strategic market trends:

- First, the growing demand for mobile Internet applications and always-on connectivity, particularly given the increasing ubiquity of social networking, enterprise access, and music and video applications. This in turn has been driving the broad proliferation of smart phones, notebooks, netbooks, tablets and embedded wireless devices.
- Second, the emergence of a host of custom, analog-intensive applications spanning a wide variety of non-handset markets including high definition television, automotive, avionics, wireless and wireline infrastructure, satellite, medical, military and industrial.
- Third, the rapid adoption of smart grid technologies as utilities and consumers alike seek to more efficiently measure and manage their energy utilization.

These market trends intersect with Skyworks' core capabilities and are supporting our ongoing transformation to a high-margin and highly-diversified analog company. When coupled with the progress we have made against our strategic objectives, we are further differentiating Skyworks and are closer to realizing our vision of becoming the leader in analog mobile connectivity semiconductor solutions.

Fiscal 2009 Highlights

In fiscal 2009, Skyworks generated $803 million in revenue, posted operating income of $121 million, a company record, and delivered operating margins of greater than 15 percent on a non-GAAP basis.* During the fiscal year, we also generated $210 million in cash flow from operations, exiting the year with over $370 million in cash and equivalents, even after retiring

leadership

$58 million of convertible debt. This balance sheet strength has increasingly been a key determining factor in winning business, as customers and suppliers alike choose to partner with companies who not only provide innovative solutions, but who are financially well-positioned to support their long-term product roadmaps.

Strategically, we made substantial progress along each of our three core objectives:

- Gaining share in our targeted markets
- Diversifying our business, and
- Delivering ongoing margin expansion and higher return on investment.

With regard to gaining share, we expanded our engagements with key customers across multiple platforms. As a result, today Skyworks is uniquely supporting all top-tier handset OEMs and key smart phone providers. More importantly, with service providers maximizing network roaming and carrier flexibility, we are seeing a growing trend towards more frequency bands and, as a result, up to a three-fold increase in addressable semiconductor content per device.

At the same time, we are diversifying into new markets including medical, avionics, automotive, broadband, smart energy and industrial, to name just a few. Our approach in these targeted vertical applications is to service our customers' needs with a focus on portability, mobility, current consumption, and signal and data integrity—the key challenges our linear technology is ideally suited to solve.

Smart energy, for example, is one of our fastest growing analog markets and one in which we are particularly well positioned. Here, Skyworks is partnering with several of the energy industry's top solution providers to meet the growing worldwide demand for smart water, gas and electric meter readers. These strategic partnerships are enabling Skyworks to offer highly-valued solutions for energy management applications which offer multiple benefits including efficient delivery of power and energy to consumers, reduced utility and consumer costs, and increased system reliability. According to IMS Research, only 8 percent of the 2.7 billion meters worldwide are automated, highlighting the massive retrofit and new deployment opportunity.


Revenue
(dollars in millions)
$1,000
$800
$600
$400
$200
0
FY07
FY08
FY09
Non-GAAP Operating Margin*
(percent of sales)
15%
12%
9%
6%
3%
0
FY07
FY08
FY09

*Please see table on page 118 for a full reconciliation of non-GAAP results to GAAP results.


Cash Flow From Operations
(dollars in millions)
$250
$200
$150
$100
$50
0
FY07
FY08
FY09

Finally, we continue to execute operationally. This element became even more important as we entered the economic downturn. With our fab-lite manufacturing strategy, where we partner with external foundry suppliers, we are able to balance our external capacity with internal utilization according to market demand. This approach, coupled with our leaner cost structure and intense commitment to continuous improvement in yields, cycle times and utilization, enabled us to maintain margins and return-on-invested capital despite the market downturn. Today, as markets recover, this operating model is driving increased profitability for Skyworks. Our strong results in a difficult economic environment speak volumes about the resolve of the Skyworks team and the strength of our overall business model.

Looking Ahead

We are entering a new and exciting growth phase driven by large, secular trends that intersect with Skyworks' strengths. We enter this phase with a robust product portfolio, a strong customer focus and demonstrated operational agility, all positioning us to further differentiate Skyworks and create even greater shareholder value.

In closing, we would like to thank our employees whose efforts enable Skyworks to succeed even in the most difficult times, our customers for their confidence in our ability to deliver superior products, and you, our stockholders, for your belief and support of our business.

David J. Aldrich
President and Chief Executive Officer

solutions

Executive Management


DAVID J. ALDRICH
President and
Chief Executive Officer


BRUCE J. FREYMAN
Vice President,
Worldwide Operations


LIAM K. GRIFFIN
Senior Vice President,
Sales and Marketing


GEORGE M. LEVAN
Vice President,
Human Resources


DONALD W. PALETTE
Vice President and
Chief Financial Officer


THOMAS S. SCHILLER
Vice President,
Corporate Development


NIEN-TSU SHEN
Vice President,
Quality


DAVID C. STASEY
Vice President,
Analog Components


MARK V.B. TREMALLO
Vice President, General Counsel
and Secretary


GREGORY L. WATERS
Executive Vice President
and General Manager,
Front-End Solutions

March 31, 2010

Dear Stockholder:

I am pleased to invite you to attend the 2010 annual meeting of stockholders of Skyworks Solutions, Inc. to be held at 2:00 p.m., local time, on Tuesday, May 11, 2010, at the DoubleTree Hotel Boston — Bedford Glen, 44 Middlesex Turnpike, Bedford, Massachusetts (the "Annual Meeting"). We look forward to your participation in person or by proxy. The attached Notice of Annual Meeting of Stockholders and Proxy Statement describe the matters that we expect to be acted upon at the Annual Meeting.

If you plan to attend the Annual Meeting, please check the designated box on the enclosed proxy card. Or, if you utilize our telephone or Internet voting systems, please indicate your plans to attend the Annual Meeting when prompted to do so. If you are a stockholder of record, you should bring the top half of your proxy card as your admission ticket and present it upon entering the Annual Meeting. If you are planning to attend the Annual Meeting and your shares are held in "street name" by your broker (or other nominee), you should ask the broker (or other nominee) for a proxy issued in your name and present it at the meeting.

Whether or not you plan to attend the Annual Meeting, and regardless of how many shares you own, it is important that your shares be represented at the Annual Meeting. Accordingly, we urge you to complete the enclosed proxy and return it to us promptly in the postage-prepaid envelope provided, or to complete your proxy by telephone or via the Internet in accordance with the instructions on the proxy card. If you do attend the Annual Meeting and wish to vote in person, you may withdraw a previously submitted proxy at that time.

Sincerely yours,



David J. McLachlan
Chairman of the Board

SKYWORKS SOLUTIONS, INC.

20 Sylvan Road
Woburn, MA 01801
(781) 376-3000

5221 California Avenue
Irvine, CA 92617
(949) 231-3000

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON TUESDAY, MAY 11, 2010

To the Stockholders of Skyworks Solutions, Inc.:

The 2010 annual meeting of stockholders of Skyworks Solutions, Inc., a Delaware corporation (the "Company"), will be held at 2:00 p.m., local time, on Tuesday, May 11, 2010, at the DoubleTree Hotel Boston — Bedford Glen, 44 Middlesex Turnpike, Bedford, Massachusetts (the "Annual Meeting") to act upon the following proposals:

1. To elect three members of the Board of Directors of the Company to serve as Class II directors with terms expiring at the 2013 annual meeting of stockholders.

2. To ratify the selection by the Company's Audit Committee of KPMG LLP as the independent registered public accounting firm for the Company for fiscal year 2010.

3. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Only stockholders of record at the close of business on March 23, 2010, are entitled to notice of and to vote at the Annual Meeting. All stockholders are cordially invited to attend the Annual Meeting. **To ensure your representation at the Annual Meeting, however, we urge you to vote promptly in one of the following ways whether or not you plan to attend the Annual Meeting:** (1) by completing, signing and dating the accompanying proxy card and returning it in the postage-prepaid envelope enclosed for that purpose, (2) by completing your proxy using the toll-free number listed on the proxy card, or (3) by completing your proxy via the Internet by visiting the Website address listed on your proxy card. Should you receive more than one proxy card because your shares are held in multiple accounts or registered in different names or addresses, please complete, sign, date and return each proxy card, or complete each proxy by telephone or the Internet, to ensure that all of your shares are voted. Your proxy may be revoked at any time prior to the Annual Meeting. Any stockholder attending the Annual Meeting may vote at the meeting even if he or she previously submitted a proxy by mail, telephone or via the Internet. If your shares are held in "street name" by your broker (or other nominee), your broker (or other nominee) will provide you with instructions on how you can vote your shares. Further, if you hold your shares in "street name" you will not be able to attend the Annual Meeting, and your vote in person at the Annual Meeting will not be effective, unless you have obtained and present a proxy issued in your name from the broker (or other nominee).

By Order of the Board of Directors,



MARK V.B. TREMALLO
Vice President, General Counsel and Secretary

Woburn, Massachusetts
March 31, 2010

SKYWORKS SOLUTIONS, INC.

20 Sylvan Road
Woburn, MA 01801
(781) 376-3000

5221 California Avenue
Irvine, CA 92617
(949) 231-3000

PROXY STATEMENT

This Proxy Statement is being furnished in connection with the solicitation of proxies by the Board of Directors of Skyworks Solutions, Inc., a Delaware corporation ("Skyworks" or the "Company"), for use at the Company's annual meeting of stockholders to be held at 2:00 p.m., local time, on Tuesday, May 11, 2010, at the DoubleTree Hotel Boston — Bedford Glen, 44 Middlesex Turnpike, Bedford, Massachusetts or at any adjournment or postponement thereof (the "Annual Meeting"). The Company's Annual Report, which includes financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operation for the fiscal year ended October 2, 2009, is being mailed together with this Proxy Statement to all stockholders entitled to vote at the Annual Meeting. This Proxy Statement and form of proxy are being first mailed to stockholders on or about March 31, 2010.

Only stockholders of record at the close of business on March 23, 2010 (the "Record Date"), are entitled to notice of and to vote at the Annual Meeting. As of March 23, 2010, there were 176,540,855 shares of Skyworks' common stock issued and outstanding. Pursuant to Skyworks' certificate of incorporation and by-laws, and applicable Delaware law, each share of common stock entitles the holder of record at the close of business on the Record Date to one vote on each matter considered at the Annual Meeting. As a stockholder of record, you may vote in one of the following three ways whether or not you plan to attend the Annual Meeting: (1) by completing, signing and dating the accompanying proxy card and returning it in the postage-prepaid envelope enclosed for that purpose, (2) by completing your proxy using the toll-free telephone number listed on the proxy card, or (3) by completing your proxy via the Internet at the website address listed on the proxy card. If you attend the Annual Meeting, you may vote in person at the meeting even if you have previously completed your proxy by mail, telephone or via the Internet.

If your shares are held on your behalf by a third party such as your broker (or another nominee) and are registered in the name of your broker (or other nominee), thereby making the broker (or other nominee) the stockholder of record and you the beneficial owner, we refer to your shares as being held in "street name." As the beneficial owner of your "street name" shares, you are entitled to instruct your broker (or other nominee) as to how to vote your shares. Your broker (or other nominee) will provide you with information as to the manners in which you are able to instruct them as to the voting of your "street name" shares. If your shares are held in "street name" and you wish to attend the Annual Meeting in person and vote at the Annual Meeting, you will need to obtain a legal proxy in your name from your broker (or other nominee).

If your shares are held in "street name," your broker (or other nominee) is required to vote those shares in accordance with your instructions. If you do not give instructions to your broker (or other nominee), your broker (or other nominee) will only be entitled to vote the shares with respect to "discretionary" matters as described below but will not be permitted to vote the shares with respect to "non-discretionary" matters. A "broker non-vote" occurs when your broker (or other nominee) submits a proxy for your shares (because the broker (or other nominee) has either received instructions from you on one or more proposals, but not all, or has not received instructions from you but is entitled to vote on a particular matter) but does not indicate a vote for a particular proposal because the broker (or other nominee) does not have authority to vote on that proposal and has not received voting instructions from you. "Broker non-votes" are not counted as votes for or against the proposal in question or as abstentions, nor are they counted to determine the number of votes present for the particular proposal. We do, however, count "broker non-votes" for the purpose of determining a quorum. If your shares are held in "street name" by your broker (or other nominee), please check the instruction card provided by your broker (or other nominee) or contact your broker (or other nominee) to determine whether you will be able to vote by telephone or via the Internet.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted at the Annual Meeting. Proxies may be revoked by (i) delivering to the Secretary of the Company, before the taking of the vote at the Annual Meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly completing a later-dated proxy relating to the same shares and presenting it to the Secretary of the Company before the taking of the vote at the Annual Meeting or (iii) attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be delivered to the Company's principal executive offices at Skyworks Solutions, Inc., 20 Sylvan Road, Woburn, MA 01801, Attention: Secretary, or hand delivered to the Secretary of the Company, before the taking of the vote at the Annual Meeting.

The holders of a majority of the issued and outstanding stock of the Company present either in person or by proxy at the Annual Meeting constitutes a quorum for the transaction of business at the Annual Meeting. Shares that abstain from voting on any proposal and "broker non-votes" will be counted as shares that are present and entitled to vote for purposes of determining whether a quorum exists at the Annual Meeting. For purposes of determining the outcome of any matter as to which a broker (or other nominee) has not received instructions for, and does not have discretionary voting authority for, those shares will be treated as not present and not entitled to vote with respect to that matter (even though those shares are considered entitled to vote for purposes of determining whether a quorum exists and may be entitled to vote on other matters).

Pursuant to the Company's by-laws, directors are elected by a plurality vote of all votes cast for the election of directors at the Annual meeting and, therefore, the three nominees for director who receive the most votes will be elected. Stockholders will not be allowed to cumulate their votes in the election of directors. Shares that abstain from voting will not affect the outcome of the election of directors. **Unlike prior years**, this year and going forward, uncontested elections of directors are not considered to be "discretionary" matters for certain brokers and, as a result, those brokers are not authorized to vote "street name" shares in the absence of instructions from the beneficial owner. Thus, if you do not provide specific instructions to your broker on how to vote any of your "street name" shares with respect to the election of our directors, your broker may not be able to vote those shares in its discretion and, in such case, a "broker non-vote" would occur and no vote would be counted for purposes of the election of our directors. "Broker non-votes" will not affect the outcome of our election directors. **Therefore, with respect to shares held in "street name" by your broker (or other nominee), we strongly encourage you to provide instructions to such broker (or other nominee) as to how to vote on the election of directors by signing, dating and returning to the broker (or other nominee) the instruction card provided by that broker (or other nominee). THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR EACH OF THE DIRECTOR NOMINEES.**

Regarding Proposal 2, an affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting, and entitled to vote on such matter at the Annual Meeting, is required for approval. Unlike the election of directors, Proposal 2 involves a matter on which a broker (or other nominee) does have discretionary authority to vote and as a result, if you do not instruct your broker (or other nominee) as to how you want to vote your shares, your broker (or other nominee) is entitled to vote your shares in its discretion. With respect to Proposal 2, an abstention will have the same effect as a "no" vote. **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR PROPOSAL 2.**

An automated system administered by the Company's transfer agent tabulates the votes at the Annual Meeting. The vote on each matter submitted to stockholders will be tabulated separately.

The persons named as attorneys-in-fact in the this proxy statement, David J. Aldrich and Mark V.B. Tremallo, were selected by the Board of Directors and are officers of the Company. Each executed proxy card returned prior to the taking of the vote at the Annual Meeting will be voted. Where a choice has been specified in an executed proxy with respect to the matters to be acted upon at the Annual Meeting, the shares represented by the proxy will be voted in accordance with the specifications. **If no such specifications are indicated, such proxies will be voted FOR the three nominees to the Board of Directors and FOR the ratification of the selection of KPMG LLP as the independent registered public accounting firm of the Company for the 2010 fiscal year.**

If you plan to attend the Annual Meeting, please be sure to check the designated box on your proxy card indicating your intent to attend, and save the admission ticket attached to your proxy (the top half); or, indicate your intent to attend through Skyworks' telephone or Internet voting procedures, and save the admission ticket attached to your proxy. If your shares are held in "street name" by your broker (or other nominee), please check your instruction card or contact your broker (or other nominee) to determine whether you will be able to indicate your intent to attend by telephone or via the Internet. In order to be admitted to the Annual Meeting, you will need to present your admission ticket, as well as provide a valid picture identification, such as a driver's license or passport. If your shares are held in "street name" by your broker (or other nominee), you should contact your broker (or other nominee) to obtain a proxy in your name and present it at the Annual Meeting in order to vote.

Some brokers (or other nominees) may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this Proxy Statement and our Annual Report may have been sent to multiple stockholders in your household. If you are a stockholder and your household or address has received only one Annual Report and one Proxy Statement, the Company will promptly deliver a separate copy of the Annual Report and the Proxy Statement to you, upon your written request to Skyworks Solutions, Inc., 5221 California Avenue, Irvine, CA 92617, Attention: Investor Relations, or oral request to Investor Relations at (949) 231-4700. If you would like to receive separate copies of our Annual Report and Proxy Statement in the future, you should direct such request to your broker (or other nominee). Even if your household or address has received only one Annual Report and one Proxy Statement, a separate proxy card should have been provided for each stockholder account. Each individual proxy card should be signed, dated, and returned in the enclosed postage-prepaid envelope (or voted by telephone or via the Internet, as described therein). If your household has received multiple copies of our Annual Report and Proxy Statement, you can request the delivery of single copies in the future by contacting your broker (or other nominee), or the Company at the address or telephone number above.

If you are a participant in the Skyworks 401(k) Savings and Investment Plan, you will receive an instruction card for the Skyworks shares you own through the 401(k) Plan. That instruction card will serve as a voting instruction card for the trustee of the 401(k) Plan, and your 401(k) Plan shares will be voted as you instruct.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on May 11, 2010

The Proxy Statement and the Company's Annual Report are available at www.skyworksinc.com/annualreport.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

To the Company's knowledge, the following table sets forth the beneficial ownership of the Company's common stock as of March 12, 2010, by the following individuals or entities: (i) each person who beneficially owns 5% or more of the outstanding shares of the Company's common stock as of March 12, 2010; (ii) the Named Executive Officers (as defined herein under the heading "Compensation Tables for Named Executive Officers"); (iii) each director and nominee for director; and (iv) all current executive officers and directors of the Company, as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, is not necessarily indicative of beneficial ownership for any other purpose, and does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares. As of March 12, 2010, there were 176,208,021 shares of Skyworks common stock issued and outstanding.

In computing the number of shares of Company common stock beneficially owned by a person and the percentage ownership of that person, shares of Company common stock that are subject to stock options or other rights held by that person that are currently exercisable or that will become exercisable within sixty (60) days of March 12, 2010, are deemed outstanding. These shares are not, however, deemed outstanding for the purpose of computing the percentage ownership of any other person.

Names and Addresses of Beneficial Owners(1)	Number of Shares Beneficially Owned(2)	Percent of Class
FMR LLC	22,512,176(3)	12.8%
Wellington Management Company, LLP	17,993,820(4)	10.2%
BlackRock, Inc.	12,746,185(5)	7.2%
Frontier Capital Management Co., LLC	11,067,514(6)	6.3%
The Vanguard Group, Inc.	10,650,764(7)	6.0%
David J. Aldrich	2,212,452(8)	1.2%
Kevin L. Beebe	126,250	(*)
Moiz M. Beguwala	228,945	(*)
Bruce J. Freyman	378,854(8)	(*)
Timothy R. Furey	156,250	(*)
Liam K. Griffin	456,747(8)	(*)
Balakrishnan S. Iyer	291,767	(*)
Thomas C. Leonard	202,807	(*)
David P. McGlade	111,250	(*)
David J. McLachlan	158,850	(*)
Donald W. Palette	77,990(8)	(*)
Robert A. Schriesheim	81,250	(*)
Gregory L. Waters	531,886(8)	(*)
All current directors and executive officers as a group (15 persons)	5,428,334(8)	3.0%

* Less than 1%

(1) Unless otherwise noted in the following notes, each person's address is the address of the Company's principal executive offices at Skyworks Solutions, Inc., 20 Sylvan Road, Woburn, MA 01801, and stockholders have sole voting and sole investment power with respect to the shares, except to the extent such power may be shared by a spouse or otherwise subject to applicable community property laws.

(2) Includes the number of shares of Company common stock subject to stock options held by that person that are currently exercisable or will become exercisable within sixty (60) days of March 12, 2010 (the "Current

Options"), as follows: Mr. Aldrich — 1,722,754 shares under Current Options; Mr. Beebe — 101,250 shares under Current Options; Mr. Beguwala — 190,590 shares under Current Options; Mr. Freyman — 280,000 shares under Current Options; Mr. Furey — 131,250 shares under Current Options; Mr. Griffin — 310,000 shares under Current Options; Mr. Iyer — 260,685 shares under Current Options; Mr. Leonard — 146,250 shares under Current Options; Mr. McGlade — 86,250 shares under Current Options; Mr. McLachlan — 131,250 shares under Current Options; Mr. Palette — 10,000 shares under Current Options; Mr. Schriesheim — 56,250 shares under Current Options; Mr. Waters — 370,780 shares under Current Options; current directors and executive officers as a group (15 persons) — 4,037,615 shares under Current Options.

(3) Consists of shares beneficially owned by FMR LLC, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as a result of its sole ownership of Fidelity Management & Research Company ("Fidelity Research") and indirect ownership of Pyramis Global Advisors Trust Company ("PGATC"). Fidelity Research, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, is the beneficial owner of 21,636,156 shares as a result of acting as investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940 that hold the shares. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity Research, and the funds each has sole power to dispose of the 21,636,156 shares owned by the funds. Pyramis Global Advisors, LLC ("PGALLC"), an indirect wholly-owned subsidiary of FMR LLC and an investment advisor registered under Section 203 of the Investment Advisory Act of 1940, is the beneficial owner of 412,000 shares. Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole dispositive power and sole power to vote or to direct the voting of the 412,000 shares owned by institutional accounts or funds advised by PGALLC. PGATC, a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934 (the "Exchange Act"), is the beneficial owner of 464,020 shares as a result of its serving as investment manager of institutional accounts owning such shares. Edward C. Johnson 3d and FMR LLC, through its control of PGATC, each has sole dispositive power over 464,020 shares and sole power to vote or to direct the voting of 450,610 shares owned by the institutional accounts managed by PGATC. Of the shares beneficially owned, FMR LLC (through its ownership Fidelity Research and PGATC) has sole voting power with respect to 862,610 shares and sole disposition power with respect to 22,512,176 shares. The address of Fidelity Research and Fidelity Trust is 82 Devonshire Street, Boston, MA 02109. The address of PGATC and PGALLC is 900 Salem Street, Smithfield, Rhode Island, 02917. With respect to the information relating to the affiliated FMR LLC entities, the Company has relied on information supplied by FMR LLC on a Schedule 13G filed with the SEC on March 10, 2010.

(4) Consists of shares beneficially owned by Wellington Management Company, LLP, which has shared voting power as to 13,823,929 shares and shared dispositive power over all such shares. With respect to the information relating to Wellington Management Company, LLP, the Company has relied on information supplied by Wellington Management Company, LLP on a Schedule 13G filed with the SEC on January 11, 2010. The address and principal business office of Wellington Management Company, LLP is 75 State Street, Boston, MA 02109.

(5) Consists of shares beneficially owned by BlackRock, Inc., through its subsidiary Barclays Global Investors, NA and certain of its affiliates ("BGI Entities"). BlackRock, Inc. has sole voting and sole dispositive power as to all shares. With respect to the information relating to BlackRock, Inc., the Company has relied on information supplied by BlackRock Inc. on a Schedule 13G filed with the SEC on January 29, 2010. The address of the principal business office of BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022.

(6) Consists of shares beneficially owned by Frontier Capital Management Co., LLC, which has sole voting control and sole dispositive power over all such shares. With respect to the information relating to Frontier Capital Management Co., LLC, the Company has relied on information supplied by Frontier Capital Management Co., LLC on a Schedule 13G filed with the SEC on February 12, 2010. The address and principal business office of the Frontier Capital Management Co., LLC is 99 Summer Street, Boston, MA 02110.

(7) Consists of shares beneficially owned by The Vanguard Group, Inc., which has sole voting control as to 215,780 shares, sole dispositive power as to 10,434,984 shares, and shared dispositive power as to 215,780 shares. Vanguard Fiduciary Trust Company, a wholly owned subsidiary of The Vanguard Group,

Inc., which serves as investment manager of collective trust accounts, is also deemed to be the beneficial owner of 215,780 shares. With respect to the information relating to The Vanguard Group, Inc., the Company has relied on information supplied by The Vanguard Group, Inc. on a Schedule 13G/A filed with the SEC on February 5, 2010. The address and principal business office of the Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, PA 19355.

(8) Includes shares held in the Company's 401(k) Savings and Investment Plan as of March 1, 2010.

PROPOSALS TO BE VOTED

PROPOSAL 1

ELECTION OF DIRECTORS

The Company's certificate of incorporation and by-laws provide that the Board of Directors is divided into three classes, with each class consisting, as nearly as possible, of one-third of the total number of directors, and having a three-year term. The Board of Directors currently is composed of nine (9) members: three Class I directors, three Class II directors and three Class III directors. The terms of these three classes are staggered in a manner so that only one class is elected by stockholders annually.

Messrs. Kevin L. Beebe, Timothy R. Furey and David J. McLachlan have been nominated for election as Class II directors to hold office until the 2013 annual meeting of stockholders and thereafter until their successors have been duly elected and qualified. Directors are elected by a plurality of all votes cast for the election of directors at the meeting. Shares represented by all proxies received by the Board of Directors and not so marked as to withhold authority to vote for the nominees will be voted **FOR** the election of the three nominees.

Each person nominated for election has agreed to serve if elected, and the Board of Directors knows of no reason why any nominee should be unable or unwilling to serve. If a nominee is unable or unwilling to serve the attorneys-in-fact named in this proxy statement will vote any shares represented at the meeting by proxy for the election of another individual nominated by the Board of Directors. No director, director nominee or executive officer is related by blood, marriage or adoption to any other director or executive officer. No arrangements or understandings exist between any director or person nominated for election as a director and any other person pursuant to which such person is to be selected as a director or nominee for election as a director.

Set forth below is summary information for each person nominated for election as a director at the Annual Meeting and each director whose term of office will continue after the Annual Meeting, including the year such nominee or director was first elected a director, the positions currently held by each nominee and each director with the Company, the year each nominee's or director's term will expire and class of director of each nominee and each director. This information is followed by additional biographical information about these individuals, as well as the Company's other executive officers.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NOMINEES LISTED BELOW

Nominee's or Director's Name (Year He First Became a Director)	Position(s) with the Company	Year Director Term Will Expire	Class of Director
Nominees:			
Kevin L. Beebe (2004)(1)(2)	Non-Employee Director	2010	II
Timothy R. Furey (1998)(2)(3)	Non-Employee Director	2010	II
David J. McLachlan (2000)(1)(3)	Non-Employee Director and Chairman of the Board	2010	II
Continuing Directors:			
David J. Aldrich (2000)	President, Chief Executive Officer and Director	2011	III
Moiz M. Beguwala (2002)(1)(3)	Non-Employee Director	2011	III
David P. McGlade (2005)(2)(3)	Non-Employee Director	2011	III
Balakrishnan S. Iyer (2002)(1)(3)	Non-Employee Director	2012	I
Thomas C. Leonard (1996)	Non-Employee Director	2012	I
Robert A. Schriesheim (2006)(1)(2)	Non-Employee Director	2012	I

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Nominating and Corporate Governance Committee

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth for each director and executive officer of the Company his position with the Company as of March 15, 2010:

Name	Title
David J. McLachlan	Chairman of the Board
David J. Aldrich	President, Chief Executive Officer and Director
Kevin L. Beebe	Director
Moiz M. Beguwala	Director
Timothy R. Furey	Director
Balakrishnan S. Iyer	Director
Thomas C. Leonard	Director
David P. McGlade	Director
Robert A. Schriesheim	Director
Donald W. Palette	Vice President and Chief Financial Officer
Bruce J. Freyman	Vice President, Worldwide Operations
Liam K. Griffin	Senior Vice President, Sales and Marketing
George M. LeVan	Vice President, Human Resources
Mark V.B. Tremallo	Vice President, General Counsel and Secretary
Gregory L. Waters	Executive Vice President and General Manager, Front-End Solutions

David J. Aldrich, age 53, has served as Chief Executive Officer, President and Director of the Company since April 2000. From September 1999 to April 2000, Mr. Aldrich served as President and Chief Operating Officer. From May 1996 to May 1999, when he was appointed Executive Vice President, Mr. Aldrich served as Vice President and General Manager of the semiconductor products business unit. Mr. Aldrich joined the Company in 1995 as Vice President, Chief Financial Officer and Treasurer. From 1989 to 1995, Mr. Aldrich held senior management positions at M/A-COM, Inc. (developer and manufacturer of radio frequency and microwave semiconductors, components and IP networking solutions), including Manager Integrated Circuits Active Products, Corporate Vice President of Strategic Planning, Director of Finance and Administration and Director of Strategic Initiatives with the Microelectronics Division. Mr. Aldrich has also served since February 2007 as a director of Belden Inc. (a publicly traded designer and manufacturer of cable products and transmission solutions).

Kevin L. Beebe, age 50, has been a director since January 2004. Since November 2007, he has been President and Chief Executive Officer of 2BPartners, LLC (a partnership that provides strategic, financial and operational advice to investors and management, and whose clients include Carlyle Group, GS Capital Partners, KKR and TPG Capital). Previously, beginning in 1998, he was Group President of Operations at ALLTEL Corporation, a telecommunications services company. From 1996 to 1998, Mr. Beebe served as Executive Vice President of Operations for 360° Communications Co., a wireless communication company. He has held a variety of executive and senior management positions at several divisions of Sprint, including Vice President of Operations and Vice President of Marketing and Administration for Sprint Cellular, Director of Marketing for Sprint North Central Division, Director of Engineering and Operations Staff and Director of Product Management and Business Development for Sprint Southeast Division, as well as Staff Director of Product Services at Sprint Corporation. Mr. Beebe began his career at AT&T/Southwestern Bell as a Manager. Mr. Beebe also serves as a director for SBA Communications Corporation (a publicly traded North American operator of wireless communications towers).

Moiz M. Beguwala, age 63, has been a director since June 2002. He served as Senior Vice President and General Manager of the Wireless Communications business unit of Conexant from January 1999 to June 2002. Prior to Conexant's spin-off from Rockwell International Corporation, Mr. Beguwala served as Vice President and General Manager, Wireless Communications Division, Rockwell Semiconductor Systems, Inc. from October 1998 to December 1998; Vice President and General Manager Personal Computing Division, Rockwell Semiconductor Systems, Inc. from January 1998 to October 1998; and Vice President, Worldwide Sales, Rockwell Semiconductor Systems, Inc. from October 1995 to January 1998. Mr. Beguwala serves on the Board of Directors of Powerwave Technologies, Inc. (a publicly traded wireless solutions supplier for communications networks worldwide) and as Chairman of the Board of RF Nano Corporation (a privately held semiconductor company in Newport Beach, CA).

Timothy R. Furey, age 51, has been a director since 1998. He has been Chief Executive Officer of MarketBridge (a privately owned sales and marketing strategy and technology professional services firm) since 1991. His company's clients include organizations such as IBM, British Telecom and other global Fortune 500 companies selling complex technology products and services into both OEM and end-user markets. Prior to 1991, Mr. Furey held a variety of consulting positions with Boston Consulting Group, Strategic Planning Associates, Kaiser Associates and the Marketing Science Institute.

Balakrishnan S. Iyer, age 53, has been a director since June 2002. He served as Senior Vice President and Chief Financial Officer of Conexant Systems, Inc. from October 1998 to June 2003, and has been a director of Conexant since February 2002. Prior to joining Conexant, Mr. Iyer served as Senior Vice President and Chief Financial Officer of VLSI Technology Inc. Prior to that, he was corporate controller for Cypress Semiconductor Corp. and Director of Finance for Advanced Micro Devices, Inc. Mr. Iyer serves on the Board of Directors of Conexant, Life Technologies Corp., Power Integrations, Inc., QLogic Corporation, and IHS Inc. (each a publicly traded company).

Thomas C. Leonard, age 75, has been a director since August 1996. From April 2000 until June 2002, he served as Chairman of the Board of the Company, and from September 1999 to April 2000, he served the Company as Chief Executive Officer. From July 1996 to September 1999, he served as President and Chief Executive Officer. Mr. Leonard joined the Company in 1992 as a Division General Manager and was elected a Vice President in 1994. Mr. Leonard has over 30 years of experience in the microwave industry, having held a variety of executive and senior level management and marketing positions at M/A-COM, Inc., Varian Associates, Inc. and Sylvania.

David P. McGlade, age 49, has been a director since February 2005. Since April 2005, he has served as the Chief Executive Officer and Deputy Chairman of Intelsat Global S.A. (a privately held worldwide provider of fixed satellite services). Previously, Mr. McGlade served as an Executive Director of mmO2 PLC and as the Chief Executive Officer of O2 UK (a subsidiary of mmO2), a position he held from October 2000 until March 2005. Before joining O2 UK, Mr. McGlade was President of the Western Region for Sprint PCS.

David J. McLachlan, age 71, has been a director since 2000 and Chairman of the Board since May 2008. Mr. McLachlan served as a senior advisor to the Chairman and Chief Executive Officer of Genzyme Corporation (a publicly traded biotechnology company) from 1999 to 2004. He also was the Executive Vice President and Chief Financial Officer of Genzyme from 1989 to 1999. Prior to joining Genzyme, Mr. McLachlan served as Vice President and Chief Financial Officer of Adams-Russell Company (an electronic component supplier and cable television franchise owner). Mr. McLachlan also serves on the Board of Directors of Dyax Corp. (a publicly traded biotechnology company) and HearUSA, Ltd. (a publicly traded hearing care services company).

Robert A. Schriesheim, age 49, has been a director since 2006. Mr. Schriesheim currently serves as the Chief Financial Officer of Hewitt Associates, Inc. (a publicly traded global human resources consulting and outsourcing company). Previously, from October 2006 until December 2009, he was the Executive Vice President, Chief Financial Officer and Principal Financial Officer of Lawson Software, Inc. (a publicly traded ERP software provider). From August 2002 to October 2006, he was affiliated with ARCH Development Partners, LLC, a seed stage venture capital fund. Before joining ARCH, Mr. Schriesheim held executive positions at Global TeleSystems, SBC Equity Partners, Ameritech, AC Nielsen, and Brooke Group Ltd. Mr. Schriesheim is also a director of Lawson Software, Inc. and Enfora (a privately held provider of intelligent wireless machine-to-machine modules and integrated platform solutions).

Donald W. Palette, age 52, joined the Company as Vice President and Chief Financial Officer of Skyworks in August 2007. Previously, from May 2005 until August 2007, Mr. Palette served as Senior Vice President, Finance and Controller of Axcelis Technologies, Inc. (a publicly traded semiconductor equipment manufacturer). Prior to

May 2005, he was Axcelis' Controller beginning in 1999, Director of Finance beginning August 2000, and Vice President and Treasurer beginning in 2003. Before joining Axcelis in 1999, Mr. Palette was Controller of Financial Reporting/Operations for Simplex, a leading manufacturer of fire protection and security systems. Prior to that, Mr. Palette was Director of Finance for Bell & Howell's Mail Processing Company, a leading manufacturer of high speed mail insertion and sorting equipment.

Bruce J. Freyman, age 49, joined the Company as Vice President, Worldwide Operations in May 2005. Previously, he served as President and Chief Operating Officer of Amkor Technology and also held various senior management positions, including Executive Vice President of Operations from 2001 to 2004. Earlier, Mr. Freyman spent 10 years with Motorola managing their semiconductor packaging operations for portable communications products.

Liam K. Griffin, age 43, joined the Company in August 2001 and serves as Senior Vice President, Sales and Marketing. Previously, Mr. Griffin was employed by Vectron International, a division of Dover Corp., as Vice President of Worldwide Sales from 1997 to 2001, and as Vice President of North American Sales from 1995 to 1997. His prior experience included positions as a Marketing Manager at AT&T Microelectronics, Inc. and Product and Process Engineer at AT&T Network Systems. Mr. Griffin also serves as a director of Vicor Corp. (a publicly traded designer, developer, manufacturer and marketer of modular power components and complete power systems).

George M. LeVan, age 64, has served as Vice President, Human Resources since June 2002. Previously, Mr. LeVan served as Director, Human Resources, from 1991 to 2002 and has managed the human resource department since joining the Company in 1982. Prior to 1982, Mr. LeVan held human resources positions at Data Terminal Systems, Inc., W.R. Grace & Co., Compo Industries, Inc. and RCA.

Mark V.B. Tremallo, age 53, joined the Company in April 2004 and serves as Vice President, General Counsel and Secretary. Previously, from January 2003 to April 2004, Mr. Tremallo was Senior Vice President and General Counsel at TAC Worldwide Companies (a technical workforce solutions provider). Prior to TAC, from May 1997 to May 2002, he was Vice President, General Counsel and Secretary at Acterna Corp. (a global communications test equipment and solutions provider). Earlier, Mr. Tremallo served as Vice President, General Counsel and Secretary at Cabot Safety Corporation.

Gregory L. Waters, age 49, joined the Company in April 2003, and has served as Executive Vice President and General Manager, Front-End Solutions since October 2006, Executive Vice President beginning November 2005, and Vice President and General Manager, Cellular Systems as of May 2004. Previously, from February 2001 until April 2003, Mr. Waters served as Senior Vice President of Strategy and Business Development at Agere Systems and, beginning in 1998, held positions there as Vice President of the Wireless Communications business and Vice President of the Broadband Communications business. Prior to working at Agere, Mr. Waters held a variety of senior management positions within Texas Instruments, including Director of Network Access Products and Director of North American Sales.

CORPORATE GOVERNANCE

General

Board of Director Meetings: The Board of Directors met four (4) times during the fiscal year ended October 2, 2009 ("fiscal year 2009"). Each director attended at least 75% of the Board of Directors meetings and the meetings of the committees of the Board of Directors on which he served during fiscal year 2009.

Director Independence: Each year, the Board of Directors reviews the relationships that each director has with the Company and with other parties. Only those directors who do not have any of the categorical relationships that preclude them from being independent within the meaning of the applicable Listing Rules of the NASDAQ Stock Market LLC (the "NASDAQ Rules") and who the Board of Directors affirmatively determines have no relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, are considered to be independent directors. The Board of Directors has reviewed a number of factors to evaluate the independence of each of its members. These factors include its members' current and historic relationships with the Company and its competitors, suppliers and customers; their relationships with management and other directors; the relationships their current and former employers have with the Company; and the relationships between the Company and other companies of which a member of the Company's Board of Directors is a director or executive officer. After evaluating these factors, the Board of Directors has determined that a majority of the members of the Board of Directors, namely, Kevin L. Beebe, Moiz M. Beguwala, Timothy R. Furey, Balakrishnan S. Iyer, Thomas C. Leonard, David J. McLachlan, David P. McGlade and Robert A. Schriesheim, do not have any relationships that would interfere with the exercise of independent judgment in carrying out their responsibilities as a director and are independent directors of the Company under applicable NASDAQ Rules.

Corporate Governance Guidelines: The Board of Directors has adopted corporate governance practices to help fulfill its responsibilities to the stockholders in overseeing the work of management and the Company's business results. These guidelines are intended to ensure that the Board of Directors has the necessary authority and practices in place to review and evaluate the Company's business operations, as needed, and to make decisions that are independent of the Company's management. In addition, the guidelines are intended to align the interests of directors and management with those of the Company's stockholders. A copy of the Company's Corporate Governance Guidelines is available on the Investor Relations portion the Company's website at: *http://www.skyworksinc.com.*

In accordance with these Corporate Governance Guidelines, independent members of the Board of Directors of the Company met in executive session without management present four (4) times during fiscal year 2009. The Chairman of the Board serves as presiding director for these meetings.

Stockholder Communications: Our stockholders may communicate directly with the Board of Directors as a whole or to individual directors by writing directly to those individuals at the following address: 20 Sylvan Road, Woburn, MA 01801. The Company will forward to each director to whom such communication is addressed, and to the Chairman of the Board in his capacity as representative of the entire Board of Directors, any mail received at the Company's corporate office to the address specified by such director and the Chairman of the Board.

Codes of Ethics: We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors (the "Code"), as well as a Code of Ethics for Principal Financial Officers. The Code applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We make available our code of business conduct and ethics free of charge through our website, which is located at *www.skyworksinc.com.* We intend to disclose any amendments to, or waivers from, our code of business conduct and ethics that are required to be publicly disclosed pursuant to rules of the SEC and the NASDAQ Rules by posting any such amendment or waivers on our website and disclosing any such waivers in a Form 8-K filed with the SEC.

Executive Officer Stock Ownership Requirements. We have adopted an Executive Officer Stock Ownership program that requires our executive officers, including our Named Executive Officers, to hold a significant equity interest in Skyworks and aims to more closely align the interests of our executive officers with those of our stockholders. The minimum number of shares of our common stock that the guidelines require our Named Executive Officers to hold while serving in their capacity as executive officers is as follows:

Position	*Minimum Share Requirement*
President and Chief Executive Officer	***Lesser of (a) number of shares with a FMV equal to 3x current base salary or (b) 251,000 shares***
VP and Chief Financial Officer; Executive Vice President and GM FES; Senior Vice President Sales and Marketing; Vice President, Worldwide Operations	***Lesser of (a) number of shares with a FMV equal to 1.5x current base salary or (b) 69,000, 79,000, 74,000 or 74,000 shares, respectively.***

Currently serving executive officers must attain their stipulated ownership levels by September 16, 2011. Any new executive officer the Company may hire must comply with the stock ownership requirements by the fifth anniversary of the date that such officer commences service with us. The Compensation Committee intends to monitor holdings to ensure that each named executive officer meets his stock ownership guidelines requirements within the applicable timeframe.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has a standing Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee.

Audit Committee: We have established an Audit Committee comprised of the following individuals, each of whom qualifies as independent within the meaning of the applicable NASDAQ Rules and meets the criteria for independence set forth in Rule 10A-3(b)(1) under the Exchange Act: Messrs. Schriesheim (Chairman), Beebe, Iyer, Beguwala and McLachlan.

The primary responsibility of the Audit Committee is the oversight of the quality and integrity of the Company's financial statements, the Company's internal financial and accounting processes, and the independent audit process. Additionally, the Audit Committee has the responsibilities and authority necessary to comply with Rule 10A-3 under the Exchange Act. The committee meets privately with the independent registered public accounting firm, reviews their performance and independence from management and has the sole authority to retain and dismiss the independent registered public accounting firm. These and other aspects of the Audit Committee's authority are more particularly described in the Company's Audit Committee Charter, which the Board of Directors adopted and is reviewed annually by the committee and is available on the Investor Relations portion of our website at: *http://www.skyworksinc.com.*

The Audit Committee has adopted a formal policy concerning approval of audit and non-audit services to be provided to the Company by its independent registered public accounting firm, KPMG LLP. The policy requires that all services provided by KPMG LLP, including audit services and permitted audit-related and non-audit services, be pre-approved by the Audit Committee. The Audit Committee pre-approved all audit and non-audit services provided by KPMG LLP for fiscal year 2009. The Audit Committee met eight (8) times during fiscal year 2009.

Audit Committee Financial Expert: The Board of Directors has determined that each of Mr. Schriesheim (Chairman), Mr. Iyer and Mr. McLachlan, meets the qualifications of an "audit committee financial expert" under SEC Rules and the qualifications of "financial sophistication" under the applicable NASDAQ Rules, and qualifies as "independent" as defined under the applicable NASDAQ Rules.

Compensation Committee: We have also established a Compensation Committee comprised of the following individuals, each of whom qualifies as independent within the meaning of the applicable NASDAQ Rules: Messrs. Furey (Chairman), Beebe, McGlade and Schriesheim. The Compensation Committee met four (4) times during fiscal year 2009. The functions of the Compensation Committee include establishing the appropriate level of compensation, including short and long-term incentive compensation, of the Chief Executive Officer, all other executive officers and any other officers or employees who report directly to the Chief Executive Officer. The Compensation Committee also administers Skyworks' equity-based compensation plans. The Board of Directors has adopted a written charter for the Compensation Committee, and it is available on the Investor Relations portion of the Company's website at: *http://www.skyworksinc.com.*

The Compensation Committee has engaged Aon/Radford Consulting to assist it in determining the components and amount of executive compensation. The consultant reports directly to the Compensation Committee, through its chairman, and the Compensation Committee retains the right to terminate or replace the consultant at any time.

The process and procedures followed by the Compensation Committee in considering and determining executive and director compensation are described below under the heading "Compensation Discussion and Analysis."

Nominating and Corporate Governance Committee: The members of the Nominating and Corporate Governance Committee, each of whom the Board of Directors has determined is independent within the meaning of applicable NASDAQ Rules, are Messrs. Iyer (Chairman), Beguwala, Furey, McGlade, and McLachlan. The Nominating and Corporate Governance Committee met three (3) times during fiscal year 2009. The Nominating and Corporate Governance Committee is responsible for evaluating and recommending individuals for election or re-election to the Board of Directors and its committees, including any recommendations that may be submitted by stockholders, the evaluation of the performance of the Board of Directors and its committees, and the evaluation and recommendation of the corporate governance policies. These and other aspects of the Nominating and Corporate Governance Committee's authority are more particularly described in the Nominating and Corporate Governance Committee Charter, which the Board of Directors adopted and is available on the Investor Relations portion of the Company's website at: *http://www.skyworksinc.com.*

Director Nomination Procedures: The Nominating and Corporate Governance Committee evaluates director candidates in the context of the overall composition and needs of the Board of Directors, with the objective of recommending a group that can best manage the business and affairs of the Company and represent the interests of the Company's stockholders using its diversity of experience. The committee seeks directors who possess certain minimum qualifications, including the following:

- A director must have substantial or significant business or professional experience or an understanding of technology, finance, marketing, financial reporting, international business or other disciplines relevant to the business of the Company.
- A director (other than an employee-director) must be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Board of Directors or of a Board committee.
- The committee also considers the following qualities and skills, among others, in its selection of directors and as candidates for appointment to the committees of the Board of Directors:
  - Economic, technical, scientific, academic, financial, accounting, legal, marketing, or other expertise applicable to the business of the Company;
  - Leadership or substantial achievement in their particular fields;
  - Demonstrated ability to exercise sound business judgment;
  - Integrity and high moral and ethical character;
  - Potential to contribute to the diversity of viewpoints, backgrounds, or experiences of the Board of Directors as a whole;
  - Capacity and desire to represent the balanced, best interests of the Company as a whole and not primarily a special interest group or constituency;
  - Ability to work well with others;
  - High degree of interest in the business of the Company;
  - Dedication to the success of the Company;
  - Commitment to the responsibilities of a director; and
  - International business or professional experience.

In addition, the committee will consider that a majority of the Board of Directors must meet the independence requirements of the applicable NASDAQ Rules. The Company expects that a director's existing and future commitments will not materially interfere with such director's obligations to the Company. For candidates who are incumbent directors, the committee considers each director's past attendance at meetings and participation in and contributions to the activities of the Board of Directors. The committee identifies candidates for director nominees in consultation with the Chief Executive Officer of the Company and the Chairman of the Board of Directors, through the use of search firms or other advisors or through such other methods as the committee deems to be helpful to identify candidates. Once candidates have been identified, the committee confirms that the candidates meet all of the minimum qualifications for director nominees set forth above through interviews, background checks, or any other means that the committee deems to be helpful in the evaluation process. The committee then meets to discuss and evaluate the qualities and skills of each candidate, both on an individual basis and taking into account the overall composition and needs of the Board of Directors. Based on the results of the evaluation process, the committee recommends candidates for director nominees for election to the Board of Directors.

The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders provided the stockholders follow the procedures set forth below. The committee does not intend to alter the manner in which it evaluates candidates, including the criteria set forth above, based on whether the candidate was recommended by a stockholder or otherwise. To date, the Nominating and Corporate Governance Committee has not received a recommendation for a director nominee from any stockholder of the Company.

Stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board of Directors in 2011 may do so by submitting a written recommendation to the committee not later than December 31, 2010, in accordance with the procedures set forth below in this Proxy Statement under the heading "Stockholder Proposals." For nominees for election to the Board of Directors proposed by stockholders to be considered, the recommendation for nomination must be in writing and must include the following information:

- Name of the stockholder, whether an entity or an individual, making the recommendation;
- A written statement disclosing such stockholder's beneficial ownership of the Company's capital stock;
- Name of the individual recommended for consideration as a director nominee;
- A written statement from the stockholder making the recommendation stating why such recommended candidate would be able to fulfill the duties of a director;
- A written statement from the stockholder making the recommendation stating how the recommended candidate meets the independence requirements established by the SEC and the applicable NASDAQ Rules;
- A written statement disclosing the recommended candidate's beneficial ownership of the Company's capital stock; and
- A written statement disclosing relationships between the recommended candidate and the Company which may constitute a conflict of interest.

Nominations may be sent to the attention of the committee via U.S. mail or expedited delivery service to Skyworks Solutions, Inc., 20 Sylvan Road, Woburn, Massachusetts 01801, Attn: Nominating and Corporate Governance Committee, c/o Secretary of Skyworks Solutions, Inc.

PROPOSAL 2

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected KPMG LLP as the Company's independent registered public accounting firm for the current fiscal year ending October 1, 2010 ("fiscal year 2010"), and has further directed that management submit the selection of the independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. KPMG LLP was the independent registered public accounting firm for the Company for the fiscal year ended October 2, 2009, and has been the independent registered public accounting firm for the Company's predecessor, Alpha Industries, Inc., since 1975. We are asking the stockholders to ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year 2010.

Representatives of KPMG LLP are expected to attend the Annual Meeting. They will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate stockholder questions.

Stockholder ratification of the selection of KPMG LLP as the Company's independent registered public accounting firm is not required by the Company's by-laws or other applicable legal requirements. However, the Audit Committee is submitting the selection of KPMG LLP to the stockholders for ratification as a matter of good corporate practice. The affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on such matter at the Annual Meeting, is required to approve the selection of KPMG LLP as the Company's independent registered public accounting firm. In the event stockholders fail to ratify the appointment, the Audit Committee may reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company's and stockholders' best interests.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE SELECTION OF KPMG LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Skyworks' Board of Directors is responsible for providing independent, objective oversight of Skyworks' accounting functions and internal controls. The Audit Committee is composed of five directors, each of whom is independent within the meaning of applicable NASDAQ Rules and meets the criteria for independence set forth in Rule 10A-3(b)(1) under the Exchange Act. The Audit Committee operates under a written charter approved by the Board of Directors.

Management is responsible for the Company's internal control and financial reporting process. The Company's independent registered public accounting firm is responsible for performing an independent audit of Skyworks' consolidated financial statements in accordance with generally accepted auditing standards and for issuing a report concerning such financial statements. The Audit Committee's responsibility is to monitor and oversee these processes.

In connection with these responsibilities, the Audit Committee met with management and representatives of KPMG LLP, the Company's independent registered public accounting firm, and reviewed and discussed the audited financial statements for the year ended October 2, 2009, results of the internal and external audit examinations, evaluations of the Company's internal controls and the overall quality of Skyworks' financial reporting. The Audit Committee also discussed with the independent registered public accounting firm the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards , Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. In addition, the Audit Committee has received the written disclosures and the letter from its independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence and has discussed with the independent registered public accounting firm the independent registered public accounting firm's independence from the Company and its management, including the matters in the written disclosures and letter which were received by the committee from such firm.

Based upon the Audit Committee's review and discussions described above, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended October 2, 2009, as filed with the SEC.

THE AUDIT COMMITTEE

Kevin L. Beebe
Moiz M. Beguwala
Balakrishnan S. Iyer
David J. McLachlan
Robert A. Schriesheim, Chairman

AUDIT FEES

KPMG LLP provided audit services to the Company consisting of the annual audit of the Company's fiscal 2009 consolidated financial statements contained in the Company's Annual Report on Form 10-K and reviews of the financial statements contained in the Company's Quarterly Reports on Form 10-Q for fiscal year 2009. The following table summarizes the fees of KPMG LLP billed to the Company for the last two fiscal years.

Fee Category	Fiscal Year 2009	% of Total	Fiscal Year 2008	% of Total
Audit Fees — Integrated Audit(1)	$1,215,000	97%	$1,356,000	97%
Audit-Related Fees(2)	5,000	0%	—	0%
Tax Fees(3)	33,000	3%	45,000	3%
All Other Fees(4)	2,000	0%	2,000	0%
Total Fees	$1,255,000	100%	$1,403,000	100%

(1) Audit fees consist of fees for the audit of our financial statements, the review of the interim financial statements included in our quarterly reports on Form 10-Q, and other professional services provided in connection with statutory and regulatory filings or engagements. Fiscal year 2009 and fiscal year 2008 audit fees also included fees for services incurred in connection with rendering an opinion under Section 404 of the Sarbanes Oxley Act.

(2) Audit related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit and the review of our financial statements and which are not reported under "Audit Fees." These services relate to registration statement filings and consultations concerning financial accounting and reporting standards.

(3) Tax fees consist of fees for tax compliance, tax advice and tax planning services. Tax compliance services, which relate to preparation or review of original and amended tax returns, claims for refunds and tax payment-planning services, accounted for $33,000 and $45,000 of the total tax fees for fiscal year 2009 and 2008, respectively. Tax advice and tax planning services relate to assistance with tax audits.

(4) All other fees for fiscal year 2009 and 2008 consist of licenses for accounting research software.

In 2003, the Audit Committee adopted a formal policy concerning approval of audit and non-audit services to be provided to the Company by its independent registered public accounting firm. The policy requires that all services to be provided by its independent registered public accounting firm, including audit services and permitted audit-related and non-audit services, must be pre-approved by the Audit Committee. The Audit Committee pre-approved all audit and non-audit services provided by KPMG LLP during fiscal 2009 and fiscal 2008.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis included herein with management, and based on the review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement for the 2010 Annual Meeting of the Stockholders.

THE COMPENSATION COMMITTEE

Kevin L. Beebe
Timothy R. Furey, Chairman
David P. McGlade
Robert A. Schriesheim

INFORMATION ABOUT EXECUTIVE AND DIRECTOR COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Who Sets Compensation for Senior Executives?

The Compensation Committee, which is comprised solely of independent directors within the meaning of applicable NASDAQ Rules, outside directors within the meaning of Section 162 of the Internal Revenue Code ("Section 162(m)") and non-employee directors within the meaning of Rule 16b-3 under the Exchange Act, is responsible for determining all components and amounts of compensation to be paid to our Chief Executive Officer, our Chief Financial Officer and each of our other executive officers, as well as any other officers or employees who report directly to the Chief Executive Officer.

This Compensation Discussion and Analysis section discusses the compensation policies and programs for our Chief Executive Officer, our Chief Financial Officer and our three next most highly paid executive officers during fiscal 2009 as determined under the rules of the SEC. We refer to this group of executive officers as our "Named Executive Officers."

What are the Objectives of Our Compensation Program?

The objectives of our executive compensation program are to attract, retain and motivate highly qualified executives to operate our business, and to link the compensation of those executives to improvements in the Company's financial performance and increases in stockholder value. Accordingly, the Compensation Committee's goals in establishing our executive compensation program include:

(1) ensuring that our executive compensation program is competitive with a group of companies in the semiconductor industry with which we compete for executive talent;

(2) providing a base salary that serves as the foundation of a compensation package that attracts and retains the executive talent needed to achieve our business objectives;

(3) providing short-term variable compensation that motivates executives and rewards them for achieving financial performance targets;

(4) providing long-term stock-based compensation that aligns the interest of our executives with stockholders and rewards them for increases in stockholder value; and

(5) ensuring that our executive compensation program is perceived as fundamentally fair to all of our employees.

How Do We Determine the Components and Amount of Compensation to Pay?

The Compensation Committee sets compensation for the Named Executive Officers, including salary, short-term incentives and long-term stock-based awards, at levels generally intended to be competitive with the compensation of comparable executives in semiconductor companies with which the Company competes for executive talent.

Retention of Compensation Consultant

The Compensation Committee has engaged Aon/Radford Consulting to assist the Compensation Committee in determining the components and amount of executive compensation. The consultant reports directly to the Compensation Committee, through its chairperson, and the Compensation Committee retains the right to terminate or replace the consultant at any time. The consultant advises the Compensation Committee on such compensation matters as are requested by the Compensation Committee. The Compensation Committee considers the consultant's advice on such matters in addition to any other information or factors it considers relevant in making its compensation determinations.

Role of Chief Executive Officer

The Compensation Committee also considers the recommendations of the Chief Executive Officer regarding the compensation of each of his direct reports, including the other Named Executive Officers. These recommendations include an assessment of each individual's responsibilities, experience, individual performance and contribution to the Company's performance, and also generally takes into account internal factors such as historical compensation and level in the organization, in addition to external factors such as the current environment for attracting and retaining executives.

Establishment of Comparator Group Data

In determining compensation for each of the Named Executive Officers, the committee utilizes "Comparator Group" data for each position. For fiscal year 2009, the Compensation Committee approved Comparator Group data consisting of a 50/50 blend of (i) Aon/Radford survey data of 45 semiconductor companies[1] and (ii) the public "peer" group data for 14 publicly-traded semiconductor companies with which the Company competes for executive talent (the "Peer Group"):

*Anadigics
*Analog Devices
*Broadcom
*Cypress Semiconductor
*Fairchild Semiconductor
*Integrated Device Technology
*Intersil
*Linear Technology
*LSI Logic
*National Semiconductor
*ON Semiconductor
*RF Micro Devices
*Silicon Laboratories
*TriQuint Semiconductor

Utilization of Comparator Group Data

The Compensation Committee annually compares the components and amounts of compensation that we provide to our Chief Executive Officer and other Named Executive Officers with the components and amounts of compensation provided to their counterparts in the Comparator Group and uses this comparison data as a guideline in its review and determination of base salaries, short-term incentives and long-term stock-based compensation awards. In addition, in setting fiscal year 2009 compensation, the Compensation Committee sought and received input from its consultant regarding the base salaries for the Chief Executive Officer and each of his direct reports, the award levels and performance targets relating to the short-term incentive program for executive officers, and the individual stock-based compensation awards for executive officers, as well as the related vesting schedules.

After reviewing the data and considering the input, the Compensation Committee established (and the full Board of Directors was advised of) the base salary, short-term incentive target and long-term stock-based compensation award for each Named Executive Officer. In establishing individual compensation, the Compensation Committee also considered the input of the Chief Executive Officer, as well as the individual experience and performance of the executive.

In determining the compensation of our Chief Executive Officer, our Compensation Committee focused on (i) competitive levels of compensation for chief executive officers who are leading a company of similar size and complexity, (ii) the importance of retaining a chief executive officer with the strategic, financial and leadership skills necessary to ensure our continued growth and success, (iii) the Chief Executive Officer's role relative to other Named Executive Officers and (iv) the considerable length of his 15-year service to the Company. Aon/Radford advised the Compensation Committee that the base salary, annual performance targets and short-term incentive target opportunity, and equity-based compensation for 2009 were competitive for chief executive officers in the sector. The Chief Executive Officer was not present during voting or deliberations of the Compensation Committee

[1] Where sufficient data was not available in the semiconductor survey data — for example, for a VP/General Manager position — the Comparator Group data reflected survey data regarding high-technology companies, which included a larger survey sample. Semiconductor companies included in the survey had average annual revenue of approximately $1 billion, whereas the high-technology companies included in the survey were segregated based on the annual revenue of the general manager's business unit.

concerning his compensation. As stated above, however, the Compensation Committee did consider the recommendations of the Chief Executive Officer regarding the compensation of all of his direct reports, including the other Named Executive Officers.

What are the Components of Executive Compensation?

The key elements of compensation for our Named Executive Officers are base salary, short-term incentives, long-term stock-based incentives, 401(k) plan retirement benefits, and medical and insurance benefits. Consistent with our objective of ensuring that executive compensation is perceived as fair to all employees, the Named Executive Officers do not receive any retirement benefits beyond those generally available to our full-time employees, and we do not provide medical or insurance benefits to Named Executive Officers that are different from those offered to other full-time employees.

Base Salary

Base salaries provide our executive officers with a degree of financial certainty and stability. The Compensation Committee determines a competitive base salary for each executive officer using the Comparator Group data and input provided by its consultant. Based on these factors, base salaries of the Named Executive Officers for fiscal year 2009 were generally targeted at the Comparator Group median, with consideration given to role, responsibility, performance and length of service. After taking these factors into account, the base salary increase for each Named Executive Officer for fiscal year 2009 was approximately 4%, with the exception of the Chief Financial Officer, who received a 10% increase in order to bring his base salary closer to the median.

Short-Term Incentives

Our short-term incentive compensation plan for executive officers is established annually by the Compensation Committee. For fiscal year 2009, the Compensation Committee adopted the 2009 Executive Incentive Plan (the "Incentive Plan"). The Incentive Plan established short-term incentive awards that could be earned semi-annually by certain officers of the Company, including the Named Executive Officers, based on the Company's achievement of certain corporate performance metrics established on a semi-annual basis. Short-term incentives are intended to motivate and reward executives by tying a significant portion of their total compensation to the Company's achievement of pre-established performance metrics that are generally short-term (i.e., less than one year). In establishing the short-term incentive plan, the Compensation Committee first determined a competitive short-term incentive target for each Named Executive Officer based on the Comparator Group data, and then set threshold, target and maximum incentive payment levels. At the target payout level, Skyworks' short-term incentive was designed to result in an incentive payout equal to the median of the Comparator Group, while a maximum incentive payout for exceeding the performance metrics would result in a payout above the median of the Comparator Group, and a threshold payout for meeting the minimal corporate performance metrics would result in a payout below the median. The following table shows the incentive payment levels the Named Executive Officers could earn in fiscal year 2009 (shown as a percentage of base salary), depending on the Company's achievement of the performance metrics. Actual performance between the threshold and the target metrics or between the target and maximum metrics was determined based on a linear sliding scale.

	Threshold	Target	Maximum
Chief Executive Officer	50%	100%	200%
Other Named Executive Officers	30%	60%	120%

For fiscal year 2009, in establishing the Incentive Plan, the Compensation Committee considered the fact that for the first half of fiscal 2009 our primary corporate goal was to increase revenue in excess of the market growth rate by gaining market share, while at the same time leveraging our fixed cost structure to generate higher earnings. As in the prior year, for fiscal year 2009, the Compensation Committee split the Incentive Plan into two six month performance periods, with the performance metrics focused on achieving business unit revenue, non-GAAP gross margin and specified non-GAAP operating margin targets, in addition to a cash and customer satisfaction metric. The weighting of the different metrics for the first half of fiscal year 2009 is set forth as follows.

	Revenue	Non-GAAP Operating Margin %	Non-GAAP Gross Margin %	Customer Satisfaction Metric	Cash Metric
President and Chief Executive Officer; Vice President and Chief Financial Officer	20%	40%	20%	10%	10%
Vice President, Worldwide Operations	20%	20%	40%	10%	10%
Executive Vice President and General Manager, Front-End Solutions	30% (based on business unit revenue)	20% (based on business unit OM%)	30%	10%	10%
Senior Vice President, Sales and Marketing	30%	30% (based on business unit OM%)	20%	10%	10%

For the first half of fiscal 2009, each executive officer's incentive award was consistent with the metrics set forth above, although the Compensation Committee exercised discretion permitted by the plan to make such award payments by waiving the minimum operating income margin metric, given that the Company nearly achieved such objective despite the severe and unanticipated economic downturn that occurred during the first half of fiscal 2009. The Company only made payments for the performance metrics that were achieved, and no payment was made based on the operating income margin metric. Accordingly, the Chief Executive Officer, Vice-President and Chief Financial Officer, Executive Vice President and General Manager, Front-End Solutions, Senior Vice President, Sales and Marketing, and Vice President, Worldwide Operations earned a first half incentive award equal to approximately 14%, 8%, 14%, 26% and 11% of their annual base salary, respectively. In addition, in recognition of their contributions to the Company's performance during the first half of fiscal 2009, the Compensation Committee approved payments to approximately 800 other non-executive employees under non-executive incentive plans containing terms and conditions similar to the Incentive Plan. Consistent with the Incentive Plan (and other employee incentive plans), actual payments for the first six month performance period were capped at 80% of the award earned, with 20% of the award held back until the end of the fiscal year to ensure sustained financial performance. The amount held back was subsequently paid after the end of the fiscal year since the Company sustained its financial performance throughout fiscal year 2009.

For the second half of fiscal year 2009, the Committee again established performance metrics based on achieving specified revenue, non-GAAP gross margin, non-GAAP operating margin targets and a cash and customer satisfaction metric. The weighting of the different metrics for the second half of fiscal year 2009 is set forth as follows.

	Revenue	Non-GAAP Operating Margin %	Non-GAAP Gross Margin %	Customer Satisfaction Metric	Cash Metric
President and Chief Executive Officer; Vice President and Chief Financial Officer	20%	40%	20%	10%	10%
Vice President, Worldwide Operations	20%	20%	40%	10%	10%
Executive Vice President and General Manager, Front-End Solutions	10% (based on corporate revenue) 30% (based on business unit revenue)	20% (based on business unit OM%)	30%	10%	0%
Senior Vice President, Sales and Marketing	30%	10% (based on corporate OM%) 20% (based on business unit OM%)	20%	10%	10%

In determining the weightings among the Named Executive Officers, the Compensation Committee's goal was to align the incentive compensation of each Named Executive Officer with the performance metrics such executive could most impact. For instance, the performance metrics for the Chief Executive Officer, Vice-President and Chief Financial Officer and Vice President, Worldwide Operations were designed to focus such executives on improving the Company's competitive position and achieving profitable growth overall. The performance metrics for the Executive Vice President and General Manager, Front-End Solutions were designed to focus such executive on business unit revenue (i.e., the ramping of new products and expansion of the customer base), and the performance metrics for the Senior Vice President, Sales and Marketing were designed to focus such executive on increasing overall corporate revenue while at the same time increasing gross margin.

In the second half of the year, the Company met or exceeded its targets. Accordingly, the Chief Executive Officer, Vice- President and Chief Financial Officer, Executive Vice President and General Manager, Front-End Solutions, Senior Vice President, Sales and Marketing, and Vice President, Worldwide Operations earned a second half incentive award equal to approximately 95%, 57%, 57%, 57% and 57% of their annual base salary, respectively. The Compensation Committee determined to pay, in lieu of cash, unrestricted common stock of the Company for the portion of each of the Named Executive Officer's second half short-term incentive earned above the "target" level. Accordingly, the Chief Executive Officer, the Vice-President and Chief Financial Officer, the Executive Vice President and General Manager, Front-End Solutions, Senior Vice President, Sales and Marketing, and the Vice President, Worldwide Operations each received approximately 47% of their respective second half incentive payments in the form of unrestricted common stock of the Company. In addition, the 20% "holdback" of the first half incentive was paid out to each executive officer due to the Company's sustained financial performance.

For the full fiscal year, the total payments under the Incentive Plan to the Chief Executive Officer, Vice-President and Chief Financial Officer, the Executive Vice President and General Manager, Front-End Solutions, the Senior Vice President, Sales and Marketing, and the Vice President, Worldwide Operations were approximately 109%, 65%, 71%, 83% and 68% of their respective annual base salaries.

The target financial performance metrics established by the Compensation Committee under the Incentive Plan are based on our historical operating results and growth rates as well as our expected future results, and are designed to require significant effort and operational success on the part of our executives and the Company. The maximum financial performance metrics established by the Committee have historically been difficult to achieve and are designed to represent outstanding performance that the Committee believes should be rewarded. The Compensation Committee retains the discretion, based on the recommendation of the Chief Executive Officer, to make payments even if the threshold performance metrics are not met or to make payments in excess of the maximum level if the Company's performance exceeds the maximum metrics. The Compensation Committee believes it is appropriate to retain this discretion in order to make short-term incentive awards in extraordinary circumstances, such as existed during the severe and unanticipated economic downturn that occurred during the first half of fiscal 2009.

Long-Term Stock-Based Compensation

The Compensation Committee generally makes stock-based compensation awards to executive officers on an annual basis. Stock-based compensation awards are intended to align the interests of our executive officers with stockholders, and reward them for increases in stockholder value over long periods of time (i.e., greater than one year). It is the Company's practice to make stock-based compensation awards to executive officers in November of each year at a pre-scheduled Compensation Committee meeting. For fiscal year 2009, the Compensation Committee made awards to executive officers, including certain Named Executive Officers, on November 4, 2008, at a regularly scheduled Compensation Committee meeting. Stock options awarded to executive officers at the meeting had an exercise price equal to the closing price of the Company's common stock on the meeting date.

In making stock-based compensation awards to certain executive officers for fiscal year 2009, the Compensation Committee first reviewed the Comparator Group data to determine the percentage of the outstanding number of shares that are typically used for employee compensation programs. The Compensation Committee then set the number of Skyworks shares of common stock that would be made available for executive officer awards at approximately the median of the Comparator Group based on the business need, internal and external circumstances and RiskMetrics/ISS guidelines. The Compensation Committee then reviewed the Comparator Group by executive position to determine the allocation of the available shares among the executive officers. The Compensation Committee then attributed a long-term equity-based compensation value to each executive officer. One-half of that value was converted to a number of stock options using an estimated Black-Scholes value, and the remaining half of the value was converted to a number of performance share awards (at target) based on the fair market value of the common stock. The Compensation Committee's rationale for awarding performance shares is to further align the executive's interest with those of the Company's stockholders by using equity-awards that will vest only if the Company achieves a pre-established performance metric(s).

In addition, given the significant changes in the economic environment and the financial markets in the first half of fiscal 2009, and that certain previously granted performance share awards were not exempt from the deduction limitations under Section 162(m), on June 4, 2009, the Company gave each of its executive officers, including the Named Executive Officers, the opportunity to forfeit an outstanding Performance Share Award dated November 6, 2007, such executive had previously been granted (the "2007 PSA") and receive, in its place, the following equity awards:

(1) a restricted stock award (the "2009 Replacement RSA") covering shares equal to the "Threshold/Nominal" tranche of shares of the Company's common stock that could be earned under the executive's 2007 PSA, which shares will vest on November 6, 2010, provided that the executive continues employment with the Company through such date, and

(2) a Section 162(m) compliant performance share award (the "2009 Replacement PSA", and together with the 2009 Replacement RSA, the "2009 Replacement Awards") pursuant to which the executive will receive a number of shares of the Company's common stock equal to the aggregate amount of the "Target" and

"Maximum/Stretch" tranches of shares of the Company's common stock that could be earned under the 2007 PSA, if certain conditions are satisfied. The conditions that must be satisfied are as follows:

(a) Relative Stock Price Performance Condition

The "Target" relative stock price condition, which covers 50% of the underlying shares, shall be deemed met on November 6, 2010, if the percentage change in the price of Skyworks' common stock exceeds the 60th percentile of the Peer Group[2] during the Measurement Period. The "Stretch" relative stock price condition, which covers 50% of the underlying shares, shall be deemed met on November 6, 2010, if the percentage change in the price of Skyworks' common stock exceeds the 70th percentile of the Peer Group during the Measurement Period. For purposes of the 2009 Replacement PSA, the "Measurement Period" was deemed to have started on November 6, 2007, and will end on November 6, 2010.

(b) Continued Employment Condition

If the Relative Stock Price Performance Condition is met for either the "Target" or "Stretch" tranche (or both), then 50% of the total shares for which the relative stock price performance metric was met would be issuable to the executive on November 6, 2010, and the other 50% of such total shares would be issuable to the executive on November 6, 2011, provided that the executive is employed with Skyworks through such date(s).

Each of the Named Executive Officers accepted the Company's offer and agreed to have his 2007 PSA cancelled and replaced with the 2009 Replacement Awards. The maximum number of shares issued under the 2009 Replacement Awards for each Named Executive Officer on June 10, 2009, is equal to the maximum number of shares that would have been issuable to such executive under his cancelled 2007 PSA.

Other Compensation and Benefits

We also provide other benefits to our executive officers that are intended to be part of a competitive overall compensation program and are not tied to any company performance criteria. Consistent with the Compensation Committee's goal of ensuring that executive compensation is perceived as fair to all stakeholders, the Company offers medical plans, dental plans, vision plans, life insurance plans and disability insurance plans to executive officers under the same terms as such benefits are offered to all other employees. Additionally, executive officers are permitted to participate in the Company's 401(k) Savings and Investment Plan and Employee Stock Purchase Plan under the same terms as all other employees. The Company does not provide executive officers with any enhanced retirement benefits (i.e., executive officers are subject to the same limits on contributions as other employees, as the Company does not offer any SERP or other similar non-qualified deferred compensation plan), and they are eligible for 401(k) company-match contributions under the same terms as other employees.

Although certain Named Executive Officers were historically provided an opportunity to participate in the Company's Executive Compensation Plan (the "Executive Compensation Plan") — an unfunded, non-qualified deferred compensation plan, under which participants were allowed to defer a portion of their compensation — as a result of deferred compensation legislation under Section 409A of the Internal Revenue Code ("IRC"), effective December 31, 2005, the Company no longer permits employees to make contributions to the plan. Although the Company had discretion to make additional contributions to the accounts of participants while the Executive Compensation Plan was active, it never did so.

Severance and Change of Control Benefits

None of our executive officers, including the Named Executive Officers, has an employment agreement that provides a specific term of employment with the Company. Accordingly, the employment of any such employee may be terminated at any time. We do provide certain benefits to our Named Executive Officers upon certain qualifying terminations and in connection with terminations under certain circumstances following a change of

[2] For purposes of the 2009 Replacement PSAs, Maxim Integrated Products was included in the Peer Group.

control. A description of the material terms of our severance and change of control arrangements with the Named Executive Officers can be found under the "Potential Payments Upon Termination or Change of Control" section below.

The Company believes that severance protections can play a valuable role in recruiting and retaining superior talent. Severance and other termination benefits are an effective way to offer executives financial security to incent them to forego an opportunity with another company. These agreements also protect the Company as the Named Executive Officers are bound by restrictive non-compete and non-solicit covenants for two years after termination of employment. Outside of the change in control context, severance benefits are payable to the Named Executive Officers if their employment is involuntarily terminated by the Company without cause, or if a Named Executive Officer terminates his own employment for a good reason (as defined in the agreement). In addition, provided he forfeits certain equity awards and agrees to serve on the Company's Board of Directors for a minimum of two years, the Chief Executive Officer is entitled to certain severance benefits upon termination of his employment for any reason on or after January 1, 2010. The Compensation Committee believes that this provision facilitates his retention with the Company. The level of each Named Executive Officer's severance or other termination benefit is generally tied to his respective annual base salary and targeted short-term incentive opportunity (or past short-term incentive earned).

Additionally, the Named Executive Officers would receive enhanced severance and other benefits if their employment terminated under certain circumstances in connection with a change in control of the Company. These benefits are described in detail under the "Potential Payments Upon Termination or Change of Control" section below. The Named Executive Officers are also entitled to receive a tax gross-up payment (with a $500,000 cap for Named Executive Officers other than the Chief Executive Officer) if they become subject to the 20% golden parachute excise tax imposed by Section 280G of the IRC, as the Company believes that the executives should be able to receive their contractual rights to severance without being subject to punitive excise taxes. The Company further believes these enhanced severance benefits are appropriate because the occurrence, or potential occurrence, of a change in control transaction would likely create uncertainty regarding the continued employment of each Named Executive Officer, and these enhanced severance protections encourage the Named Executive Officers to remain employed with the Company through the change in control process and to focus on enhancing stockholder value both before and during the change in control process.

Lastly, each Named Executive Officer's outstanding unvested stock options and restricted stock awards fully vest upon the occurrence of a change in control. In addition, each outstanding performance share award shall be deemed earned as to the greater of (a) the "target" level or (b) the number of shares that would have been deemed earned under the award as of the day prior to the change in control. The Company believes this accelerated vesting is appropriate given the importance of long-term equity awards in our executive compensation program and the uncertainty regarding the continued employment of Named Executive Officers that typically occurs in a change in control context. The Company's view is that this vesting protection helps assure the Named Executive Officers that they will not lose the expected value of their equity awards because of a change in control of the Company and encourages the Named Executive Officers to remain employed with the Company through the change in control process and to focus on enhancing stockholder value both before and during the process.

Compensation Tables for Named Executive Officers

Summary Compensation Table

The following table summarizes compensation earned by, or awarded or paid to, our Named Executive Officers for fiscal year 2009, fiscal year 2008 and fiscal year 2007.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
David J. Aldrich	2009	$598,077	$2,207,652	$932,825	$ 653,750	$ 12,879	$4,405,183
President and Chief Executive	2008	$583,404	$1,936,986	$933,064	$1,048,220	$ 12,191	$4,513,865
Officer	2007	$552,000	$ 837,318	$719,233	$ 691,276	$ 11,838	$2,811,665
Donald W. Palette	2009	$327,692	$ 346,441	$268,214	$ 215,738	$ 11,471	$1,169,556
Vice President and Chief Financial	2008	$305,769	$ 195,917	$195,653	$ 328,138	$ 12,199	$1,037,676
Officer	2007(1)	$ 34,615	$ 5,005	$ 18,507	$ 56,354	$ 340	$ 114,821
Gregory L. Waters	2009	$378,846	$ 464,160	$278,907	$ 270,085	$ 10,025	$1,402,023
Executive Vice President and	2008	$370,635	$ 393,257	$270,445	$ 397,347	$ 9,464	$1,441,148
General Manager, Front-End Solutions	2007	$353,000	$ 240,198	$325,824	$ 252,715	$ 9,810	$1,181,547
Liam K. Griffin	2009	$352,923	$ 696,259	$258,069	$ 295,148	$ 44,888	$1,647,287
Senior Vice President, Sales and	2008	$344,000	$ 568,901	$249,207	$ 365,526	$ 82,132	$1,609,766
Marketing	2007	$318,000	$ 201,410	$189,483	$ 256,603	$136,062	$1,101,558
Bruce J. Freyman	2009	$350,923	$ 453,887	$308,879	$ 240,680	$ 11,772	$1,366,141
Vice President, Worldwide	2008	$343,000	$ 344,246	$313,207	$ 335,879	$ 11,218	$1,347,550
Operations	2007	$325,000	$ 121,820	$258,473	$ 262,252	$ 10,189	$ 977,734

(1) Mr. Palette was hired as Vice-President and Chief Financial Officer effective August 20, 2007, at an annual salary of $300,000. In addition, he was guaranteed a short-term incentive payment for fiscal year 2007 equal to 25% of the incentive payout he would have received under the 2007 Incentive Plan had he been employed for the entire fiscal year.

(2) The aggregate dollar amount of the expense recognized in fiscal years 2009, 2008 and 2007 for outstanding stock and options was determined in accordance with the provisions of ASC 718-*Compensation-Stock Compensation* ("ASC 718"), but without regard to any estimated forfeitures related to service-based vesting provisions. For a description of the assumptions used in calculating the fair value of equity awards under ASC 718, see Note 11 of the Company's financial statements included in the Original Filing. The reported expense also reflects incremental expenses relating to the 2009 Replacement Awards as follows: Mr. Aldrich ($117,470), Mr. Palette ($13,705), Mr. Waters ($15,663), Mr. Griffin ($39,157) and Mr. Freyman ($19,578).

(3) Reflects amounts paid to the Named Executive Officers pursuant to the Incentive Plan. For the second half of fiscal years 2008 and 2009, the portion of the Incentive Plan attributable to Company performance above the "target" performance metric was paid in the form of unrestricted common stock of the Company as follows: Mr. Aldrich (2008: $248,508; 2009: $270,000), Mr. Palette (2008: $77,794; 2009: $89,100), Mr. Waters (2008: $80,866; 2009: $102,600), Mr. Griffin (2008: $87,342; 2009: $95,580) and Mr. Freyman (2008: $64,839; 2009: $95,040). The number of shares awarded in lieu of cash was based on the fair market value of the common stock on November 4, 2008, and November 10, 2009, the dates the second half Incentive Plan payment for each fiscal year was approved by the Compensation Committee. For fiscal year 2007, all short-term incentive payments were made in cash.

(4) "All Other Compensation" includes the Company's contributions to each Named Executive Officer's 401(k) plan account and the cost of group term life insurance premiums. Mr. Griffin's amount includes subsidized mortgage and miscellaneous relocation expenses of $72,381, $124,741 and $34,548 for fiscal years 2007, 2008, and 2009, respectively.

Grants of Plan-Based Awards Table

The following table summarizes all grants of plan-based awards made to the Named Executive Officers in fiscal year 2009, including incentive awards payable under our Fiscal Year 2009 Executive Incentive Plan.

Name	Grant Date	Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh) (4)	Grant Date Fair Value of Stock and Option Awards(5)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
David J. Aldrich . . . . . . President and Chief Executive Officer	11/4/2008	$300,000	$600,000	$1,200,000	75,000	150,000	300,000	n/a	300,000	$7.18	$3,505,921
Donald W. Palette . . . . . Vice President and Chief Financial Officer	11/4/2008	$ 99,000	$198,000	$ 396,000	23,500	47,000	94,000	n/a	90,000	$7.18	$1,085,656
Gregory L. Waters . . . . . Executive Vice President and General Manager, Front-End Solutions	11/4/2008	$114,000	$228,000	$ 456,000	26,000	52,000	104,000	n/a	100,000	$7.18	$1,202,520
Liam K. Griffin. . . . . . . Senior Vice President, Sales and Marketing	11/4/2008	$106,200	$212,400	$ 424,800	26,000	52,000	104,000	n/a	100,000	$7.18	$1,202,520
Bruce J. Freyman. . . . . . Vice President, Worldwide Operations	11/4/2008	$105,600	$211,200	$ 422,400	23,500	47,000	94,000	n/a	90,000	$7.18	$1,085,656

(1) Actual performance between the Threshold and Target metrics are paid on a linear sliding scale beginning at the Threshold percentage and moving up to the Target percentage. The same linear scale applies for performance between Target and Maximum metrics. The amounts actually paid to the Named Executive Officers under the Incentive Plan are shown above in the Summary Compensation Table under Non-Equity Incentive Plan Compensation. For fiscal year 2009, the portion of the Incentive Plan payment attributable to Company performance above the Target level for the second half of the fiscal year was paid to the Named Executive Officers in the form of unrestricted common stock of the Company.

(2) Represents performance share awards made on November 4, 2008, under the Company's 2005 Long-Term Incentive Plan (the "FY09 PSA"). The FY09 PSAs have both "performance" and "continued employment" conditions that must be met in order for the executive to receive shares underlying the award. The "performance" condition required that the Company achieve certain pre-established non-GAAP operating margin metrics (i.e., "minimum," "target" and "maximum" non-GAAP operating margin levels), with the "minimum" number of shares equal to one-half (1/2) the "target" share level, and the "maximum" number of shares equal to two times (2x) the "target" share level. For purposes of the FY09 PSAs, the "non-GAAP operating margin" meant the Company's non-GAAP operating margin for Fiscal Year 2009 as reported publicly by the Company following the fiscal year end. Actual Company performance between the "minimum" and the "maximum" performance metrics was to be determined based on a linear sliding scale. The "continued employment" condition of the FY09 PSAs provides that, to the extent that the non-GAAP operating margin performance metric is met for the fiscal year, then one-third (33%) of the total shares for which the performance metric was met would be issuable to the executive on the first anniversary of the Grant Date, the next one-third (33%) of such shares would be issuable to the executive on the second anniversary of the Grant Date (the "Second Issuance Date") , and the final one-third (33%) of such shares would be issuable to the Participant on the third anniversary of the Grant Date (the "Third Issuance Date"), provided that the executive continues employment with the Company through each such vesting date(s). In the event of termination by reason of death or permanent disability, the holder of an FY09 PSA (or his or her estate) would receive any shares that would have been issuable thereunder during the remaining term of the award (i.e., earned but unissued shares).

(3) The options vest over four years at a rate of 25% per year commencing one year after the date of grant, provided the holder of the option remains employed by the Company. Options may not be exercised beyond three months after the holder ceases to be employed by the Company, except in the event of termination by reason of death or permanent disability, in which event the option may be exercised for specific periods not exceeding one year following termination.

(4) Stock options awarded to executive officers had an exercise price equal to the closing price of the Company's common stock on the grant date.

(5) Amount reflects stock options and performance share awards granted on November 4, 2008. The total excludes the incremental FMV of the 2009 Replacement Awards as follows: Mr. Aldrich ($775,200), Mr. Palette ($90,440), Mr. Waters ($103,360), Mr. Griffin ($258,400) and Mr. Freyman ($129,200). As described above in "Long-Term Stock Based Compensation", the 2009 Replacement Awards consisted of (a) the 2009 Replacement RSAs that vest on November 6, 2010, as follows: Mr. Aldrich (150,000 shares), Mr. Palette (17,500 shares), Mr. Waters (20,000 shares), Mr. Griffin (50,000 shares) and Mr. Freyman (25,000 shares); and (b) the 2009 Replacement PSAs as follows (at the "maximum" share level): Mr. Aldrich (300,000 shares), Mr. Palette (35,000 shares), Mr. Waters (40,000 shares), Mr. Griffin (100,000 shares) and Mr. Freyman (50,000 shares). The 2009 Replacement PSAs have both "performance" and "continued employment" conditions that must be met in order for the executive to receive any shares underlying the award. The "performance" condition requires that the percentage change in the price of Skyworks' common stock exceeds the 60th percentile (i.e., "target" level of shares, which is equal to 50% of the total shares), and/or the 70th percentile (i.e., the "maximum" level of shares, which is equal to the other 50% of the total shares), of the Peer Group during the Measurement Period. The percentage change in the price of the common stock of the Company, as well as each member of the Peer Group, during the Measurement Period will be determined by comparing (x) the average of such entity's stock price for the ninety (90) day period beginning on November 6, 2007 to (y) the average of the entity's stock price for the ninety (90) day period ending on November 6, 2010. For purposes of calculating the average price of the common stock of an entity during such ninety (90) day periods, only "trading days" (days on which the NASDAQ Global Select Market is open for trading) shall be used in such calculation, and trading volume on any such trading day will not be factored into such calculation. For purposes of the 2009 Replacement PSAs, the "Measurement Period" was deemed to have started on November 6, 2007, and will end on November 6, 2010. The "continued employment" condition provides that, if the relative stock price performance condition is met for either the "Target" or "Maximum" tranche (or both), then 50% of the total shares for which the relative stock price performance metric was met would be issuable to the executive on November 6, 2010, and the other 50% of such total shares would be issuable to the executive on or about November 6, 2011, provided that the executive is employed with Skyworks through such date(s). In the event of termination by reason of death or permanent disability on or before the measurement date of a 2009 Replacement PSA, the holder (or his or her estate) would receive the greater of (a) the Target level of shares issuable or (2) the number of shares that would have been issuable thereunder based on the actual performance of the Company. In the event of termination by reason of death or permanent disability after the measurement date of a 2009 Replacement PSA (but before shares are issued), the holder (or his or her estate) would receive the number of shares that would have been issuable thereunder based on the actual performance of the Company. Upon the death or termination as a result of permanent disability of the holder, all restrictions on the sale of the 2009 Replacement RSAs would immediately lapse.

Outstanding Equity Awards at Fiscal Year End Table

The following table summarizes the unvested stock awards and all stock options held by the Named Executive Officers as of the end of Fiscal Year 2009.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(9)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
David J. Aldrich . . . . President and Chief Executive Officer	75,000	0	0	$44.688	4/26/10	210,000(2)	$2,499,000	300,000	$3,570,000
	75,000	0	0	$28.938	10/6/10				
	160,000	0	0	$13.563	4/4/11				
	175,000	0	0	$12.650	4/25/12				
	500,000	0	0	$ 9.180	1/7/14				
	274,254	0(3)	0	$ 8.930	11/10/14				
	187,500	62,500(4)	0	$ 4.990	11/8/12				
	125,000	125,000(5)	0	$ 6.730	11/7/13				
	45,000	135,000(6)	0	$ 9.330	11/6/14				
	0	300,000(10)		$ 7.180	11/4/15				
Donald W. Palette . . . . Vice President and Chief Financial Officer	12,000	100,000(7)	0	$ 7.500	8/20/14	36,666(2)	$ 436,325	64,500	$ 767,550
	5,000	15,000(6)	0	$ 9.330	11/6/14				
	0	90,000(10)	0	$ 7.180	11/4/15				
Gregory L. Waters. . . . . . . Executive Vice President and General Manager, Front-End Solutions	100,000	0	0	$ 9.180	1/7/14	36,666(2)	$ 436,325	72,000	$ 856,800
	64,530	0(3)	0	$ 8.930	11/10/14				
	75,000	25,000(4)	0	$ 4.990	11/8/12				
	37,500	37,500(5)	0	$ 6.730	11/7/13				
	12,500	37,500(6)	0	$ 9.330	11/6/14				
	0	100,000(10)	0	$ 7.180	11/4/15				
Liam K. Griffin . . . . Senior Vice President, Sales and Marketing	100,000	0	0	$24.780	9/7/11	66,666(2)	$ 793,325	102,000	$1,213,800
	50,000	0	0	$12.650	4/25/12				
	110,000	0	0	$ 9.180	1/7/14				
	64,530	0(3)	0	$ 8.930	11/10/14				
	0	17,500(4)	0	$ 4.990	11/8/12				
	37,500	37,500(5)	0	$ 6.730	11/7/13				
	12,500	37,500(6)	0	$ 9.330	11/6/14				
	0	100,000(10)	0	$ 7.180	11/4/15				
Bruce J. Freyman . . . . Vice President, Worldwide Operations	150,000	0(8)	0	$ 5.120	5/2/15	40,000(2)	$ 476,000	72,000	$ 856,800
	30,000	10,000(4)	0	$ 4.990	11/8/12				
	30,000	30,000(5)	0	$ 6.730	11/7/13				
	11,250	33,750(6)	0	$ 9.330	11/6/14				
	0	90,000(10)	0	$ 7.180	11/4/15				

(1) Assumes a price of $11.90 per share, the fair market value as of October 2, 2009.

(2) Other than Mr. Palette's restricted stock grant on August 20, 2007, which was made as part of a new hire grant package and vests 25% per year over four years, unvested restricted shares shown are comprised of (a) two-thirds (66%) of the November 6, 2007, grant and (b) 100% of the 2009 Replacement RSAs (as described in footnote 5 of the "*Grants of Plan-Based Awards Table*" above). The restricted stock awards made on November 6, 2007, had both performance and service based vesting conditions. The performance condition allowed for accelerated vesting of an award as of the first anniversary, second anniversary and, if not previously accelerated, the third anniversary of the grant date. Specifically, if the Company's stock performance met or exceeded the 60th percentile of its selected peer group for the years ended on each of the first three anniversaries of the grant date, then one-third of the award vests upon each anniversary (up to 100%). If the restricted stock recipient met the service condition but not the performance condition in years one, two, three and four, the restricted stock would have vested in three equal installments on the second, third and fourth anniversaries of the grant date. In November 2008, the first third (33%) of the November 6, 2007 grant vested as a result of a performance accelerator triggered as the Company exceeded the 60th percentile of its

peers on the basis of stock performance. In November 2009, another third (33%) of such grant vested as a result of a performance accelerator triggered as the Company exceeded the 60th percentile of it peers. In addition, the last third (33%) of such grant vested in November 2009 as a result of the passage of time.

(3) These options were granted on November 10, 2004, and vested at a rate of 25% per year until they became fully vested on November 10, 2008.

(4) These options were granted on November 8, 2005, and vested at a rate of 25% per year until they became fully vested on November 8, 2009.

(5) These options were granted on November 7, 2006, and vest at a rate of 25% per year until fully vested on November 7, 2010.

(6) These options were granted on November 6, 2007, and vest at a rate of 25% per year until fully vested on November 6, 2011.

(7) These options were granted on August 20, 2007, and vest at a rate of 25% per year until fully vested on August 20, 2011.

(8) These options were granted on May 2, 2005, and vested at a rate of 25% per year until they became fully vested on May 2, 2009.

(9) Reflects the FY09 PSAs and 2009 Replacement PSAs awarded to the Named Executive Officers on November 4, 2008, and June 10, 2009, respectively, both at the "target" level, and as described in footnotes 2 and 5 of the "*Grants of Plan-Based Awards Table*" above, respectively. With respect to the FY09 PSAs, the Company achieved 95.8% of the "maximum" non-GAAP operating margin and, accordingly, on November 4, 2009, the Company issued one-third of each executive's "earned" shares, and held back the other two-thirds of such "earned" shares for possible issuance on the Second and/or Third Issuance Dates provided the executive meets the continued employment condition.

(10) These options were granted on November 4, 2008, and vest at a rate of 25% per year until fully vested on November 4, 2012.

Option Exercises and Stock Vested Table

The following table summarizes the Named Executive Officers' option exercises and stock award vesting during fiscal year 2009.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)(1)**	**Value Realized on Vesting ($)(2)**
David J. Aldrich President and Chief Executive Officer	225,000	$1,531,130	148,843	$992,375
Donald W. Palette Vice President and Chief Financial Officer	88,000	$ 586,714	9,584	$ 93,342
Gregory L. Waters Executive Vice President and General Manager, Front-End Solutions	225,000	$ 965,724	37,767	$250,946
Liam K. Griffin Senior Vice President, Sales and Marketing	102,500	$ 919,040	37,767	$250,946
Bruce J. Freyman Vice President, Worldwide Operations	100,000	$ 826,230	27,500	$174,150

(1) Includes restricted stock that vested on November 6, 2008, and November 7, 2008, for Mr. Aldrich (30,000 shares and 100,000 shares), Mr. Waters (8,334 shares and 25,000 shares), Mr. Griffin (8,334 shares and 25,000 shares) and Mr. Freyman (7,500 shares and 20,000 shares) and restricted stock that vested on

May 11, 2009 for Mr. Aldrich (18,843), Mr. Waters (4,433), and Mr. Griffin (4,433). For Mr. Palette, the table includes restricted stock that vested on November 6, 2008 (3,334 shares) and August 20, 2009 (6,250 shares).

(2) Represents the aggregate fair market value of the stock awards on the applicable vesting dates.

Nonqualified Deferred Compensation Table

In prior fiscal years, certain executive officers were provided an opportunity to participate in the Company's Executive Compensation Plan, an unfunded, non-qualified deferred compensation plan, under which participants were allowed to defer a portion of their compensation, as a result of deferred compensation legislation under Section 409A of the IRC. Effective December 31, 2005, the Company no longer permits employees to make contributions to the Executive Compensation Plan. Mr. Aldrich is the only Named Executive Officer that participated in the Executive Compensation Plan. Mr. Aldrich's contributions are credited with earnings/losses based upon the performance of the investments he selects. Upon retirement, as defined, or other separation from service, or, if so elected, upon any earlier change in control of the Company, a participant is entitled to a payment of his or her vested account balance, either in a single lump sum or in annual installments, as elected in advance by the participant. Although the Company had discretion to make additional contributions to the accounts of participants while it was active, it never made any company contributions.

The following table summarizes the aggregate earnings in the fiscal year 2009 for Mr. Aldrich under the Executive Compensation Plan.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)(1)
David J. Aldrich, President and Chief Executive Officer	$0	$0	$1,302	$0	$622,469

(1) Balance as of October 2, 2009. This amount is comprised of Mr. Aldrich's individual contributions and the return/(loss) generated from the investment of those contributions.

Potential Payments Upon Termination or Change of Control

Chief Executive Officer

In January 2008, the Company entered into an amended and restated Change of Control / Severance Agreement with Mr. Aldrich (the "Aldrich Agreement"). The Aldrich Agreement sets out severance benefits that become payable if, within two (2) years after a change of control, Mr. Aldrich either (i) is involuntarily terminated without cause or (ii) voluntarily terminates his employment. The severance benefits provided to Mr. Aldrich in such circumstances will consist of the following: (i) a payment equal to two and one-half (2½) times the sum of (A) his annual base salary immediately prior to the change of control and (B) his annual short-term incentive award (calculated as the greater of (x) the average short-term incentive awards received for the three years prior to the year in which the change of control occurs or (y) the target annual short incentive award for the year in which the change of control occurs); (ii) all then outstanding stock options will remain exercisable for a period of thirty (30) months after the termination date (but not beyond the expiration of their respective maximum terms); and (iii) continued medical benefits for a period of eighteen (18) months after the termination date. The foregoing payments are subject to a gross-up payment for any applicable excise taxes incurred under Section 4999 of the IRC. Additionally, in the event of a change of control, Mr. Aldrich's Agreement provides for full acceleration of the vesting of all then outstanding stock options and restricted stock awards and partial acceleration of any outstanding performance share awards.

The Aldrich Agreement also sets out severance benefits outside of a change of control that become payable if, while employed by the Company, Mr. Aldrich either (i) is involuntarily terminated without cause or (ii) terminates his employment for good reason. The severance benefits provided to Mr. Aldrich under either of these circumstances will consist of the following: (i) a payment equal to two (2) times the sum of (A) his annual base salary immediately prior to such termination and (B) his annual short-term incentive award (calculated as the greater of (x) the average short-term incentive awards received for the three years prior to the year in which the termination occurs or (y) the target annual short-term incentive award for the year in which the termination occurs); and (ii) full acceleration of the vesting of all outstanding stock options and restricted stock awards, with such stock options to remain exercisable for a period of two (2) years after the termination date (but not beyond the expiration of their respective maximum terms), and, with respect to any performance share awards outstanding, shares subject to such award will be deemed earned to the extent any such shares would have been earned pursuant to the terms of such award as of the day prior to the date of such termination (without regard to any continued service requirement) (collectively, "Severance Benefits"). In the event of Mr. Aldrich's death or disability, all outstanding stock options will vest in full and remain exercisable for a period of twelve (12) months following the termination of employment (but not beyond the expiration of their respective maximum terms).

In addition, the Aldrich Agreement provides that if Mr. Aldrich voluntarily terminates his employment after January 1, 2010, subject to certain notice requirements and his availability to continue to serve on the Board of Directors of the Company and as chairman of a committee thereof for up to two (2) years, he shall be entitled to the Severance Benefits; provided however, that all Company stock options, stock appreciation rights, restricted stock, and any other equity-based awards, which were both (a) granted to him in the eighteen (18) month period prior to such termination and (b) scheduled to vest more than two (2) years from the date of such termination, will be forfeited.

The Aldrich Agreement is intended to be compliant with Section 409A of the IRC and has a three (3) year term. Additionally, the Aldrich Agreement requires Mr. Aldrich to sign a release of claims in favor of the Company before he is eligible to receive any benefits under the agreement, and contains non-compete and non-solicitation provisions applicable to him while he is employed by the Company and for a period of twenty-four (24) months following the termination of his employment.

Other Named Executive Officers

In January 2008, the Company entered into Change of Control / Severance Agreements with each of Bruce J. Freyman, Liam K. Griffin, Donald W. Palette and Gregory L. Waters (each a "COC Agreement"). Each COC Agreement sets out severance benefits that become payable if, within twelve (12) months after a change of control, the executive either (i) is involuntarily terminated without cause or (ii) terminates his employment for good reason. The severance benefits provided to the executive in such circumstances will consist of the following: (i) a payment equal to two (2) times the sum of (A) his annual base salary immediately prior to the change of control and (B) his annual short-term incentive award (calculated as the greater of (x) the average short-term incentive awards received for the three years prior to the year in which the change of control occurs or (y) the target annual short-term incentive award for the year in which the change of control occurs); (ii) all then outstanding stock options will remain exercisable for a period of eighteen (18) months after the termination date (but not beyond the expiration of their respective maximum terms); and (iii) continued medical benefits for eighteen (18) months after the termination date. The foregoing payments are subject to a gross-up payment limited to a maximum of $500,000 for any applicable excise taxes incurred under Section 4999 of the IRC. Additionally, in the event of a change of control, each COC Agreement provides for full acceleration of the vesting of all then outstanding stock options and restricted stock awards and partial acceleration of any outstanding performance share awards. In the case of Mr. Freyman's COC Agreement, the severance payment due will be paid out in bi-weekly installments over a twelve (12) month period.

Each COC Agreement also sets out severance benefits outside a change of control that become payable if, while employed by the Company, the executive is involuntarily terminated without cause. The severance benefits provided to the executive under such circumstance will consist of the following: (i) a payment equal to the sum of (x) his annual base salary and (y) any short-term incentive award then due; and (ii) all then vested outstanding stock options will remain exercisable for a period of twelve (12) months after the termination date (but not beyond the expiration of their respective maximum terms). In the case of Mr. Freyman's COC Agreement, any severance payment due will be paid out in bi-weekly installments over a twelve (12) month period. In the event of the executive's death or disability, all outstanding stock options will vest and remain exercisable for a period of twelve (12) months following the termination of employment (but not beyond the expiration of their respective maximum terms).

Each COC Agreement is intended to be compliant with Section 409A of the IRC and has an initial two (2) year term, which is thereafter renewable on an annual basis for up to five (5) additional years upon mutual agreement of the Company and the executive. Additionally, each COC Agreement requires that the executive sign a release of claims in favor of the Company before he is eligible to receive any benefits under the agreement, and, except for Mr. Freyman's COC Agreement, each contains non-compete and non-solicitation provisions applicable to the executive while he is employed by the Company and for a period of twenty-four (24) months following the termination of his employment. Mr. Freyman's COC Agreement contains non-solicitation provisions applicable to him while he is employed by the Company and for a period of twelve (12) months following the termination of his employment.

The terms "change in control," "cause," and "good reason" are each defined in the COC Agreements. Change in control means, in summary: (i) the acquisition by a person or a group of 40% or more of the outstanding stock of Skyworks; (ii) a change, without Board of Directors approval, of a majority of the Board of Directors of Skyworks; (iii) the acquisition of Skyworks by means of a reorganization, merger, consolidation or asset sale; or (iv) the approval of a liquidation or dissolution of Skyworks. Cause means, in summary: (i) deliberate dishonesty that is significantly detrimental to the best interests of Skyworks; (ii) conduct constituting an act of moral turpitude; (iii) willful disloyalty or insubordination; or (iv) incompetent performance or substantial or continuing inattention to or neglect of duties. Good reason means, in summary: (i) a material diminution in base compensation or authority, duties or responsibility, (ii) a material change in office location, or (iii) any action or inaction constituting a material breach by Skyworks of the terms of the agreement.

The following table summarizes payments and benefits that would be made to the Named Executive Officers under their change of control/severance agreements with the Company in the following circumstances as of October 2, 2009:

- termination without cause or for good reason in the absence of a change of control;
- termination without cause or for good reason after a change of control;
- after a change of control not involving a termination of employment for good reason or for cause; and
- in the event of termination of employment because of death or disability.

The following table does not reflect any equity awards made after October 2, 2009.

Name	Benefit	Before Change in Control: Termination w/o Cause or for Good Reason (1)	After Change in Control: Termination w/o Cause or for Good Reason (1)	Upon Change in Control (1)	Death/ Disability (1)
David J. Aldrich . . . . President and Chief Executive Officer(2)	Salary and Short-Term Incentive(4)	$2,396,154	$ 2,995,192	$ 0	$ 0
	Accelerated Options	$2,841,075	$ 2,841,075	$2,841,075	$2,841,075
	Accelerated Restricted Stock	$2,499,000	$ 2,499,000	$2,499,000	$2,499,000
	Accelerated Performance Shares	$ 0	$ 3,570,000	$3,570,000	$3,570,000
	Medical	$ 0	$ 20,590	$ 0	$ 0
	Excise Tax Gross-Up(3)	$ 0	$ 2,085,024	$ 0	$ 0
	TOTAL	**$7,736,229**	**$14,010,881**	**$8,910,075**	**$8,910,075**
Donald W. Palette . . . . . . Vice President and Chief Financial Officer	Salary and Short-Term Incentive(4)	$ 525,692	$ 1,051,385	$ 0	$ 0
	Accelerated Options	$ 0	$ 903,350	$ 903,350	$ 903,350
	Accelerated Restricted Stock	$ 0	$ 436,325	$ 436,325	$ 436,325
	Accelerated Performance Shares	$ 0	$ 767,550	$ 767,550	$ 767,550
	Medical	$ 0	$ 23,219	$ 0	$ 0
	Excise Tax Gross-Up(3)	$ 0	$ 500,000	$ 0	$ 0
	TOTAL	**$ 525,692**	**$ 3,681,829**	**$2,107,225**	**$2,107,225**
Gregory L. Waters . . . . . . Executive Vice President and General Manager, Front-End Solutions	Salary and Short-Term Incentive(4)	$ 606,846	$ 1,213,692	$ 0	$ 0
	Accelerated Options	$ 0	$ 935,000	$ 935,000	$ 935,000
	Accelerated Restricted Stock	$ 0	$ 436,325	$ 436,325	$ 436,325
	Accelerated Performance Shares	$ 0	$ 856,800	$ 856,800	$ 856,800
	Medical	$ 0	$ 23,219	$ 0	$ 0
	Excise Tax Gross-Up(3)	$ 0	$ 500,000	$ 0	$ 0
	TOTAL	**$ 606,846**	**$ 3,965,037**	**$2,228,125**	**$2,228,125**
Liam K. Griffin . . . . Senior Vice President, Sales and Marketing	Salary and Short-Term Incentive(4)	$ 565,323	$ 1,130,646	$ 0	$ 0
	Accelerated Options	$ 0	$ 883,175	$ 883,175	$ 883,175
	Accelerated Restricted Stock	$ 0	$ 793,325	$ 793,325	$ 793,325
	Accelerated Performance Shares	$ 0	$ 1,213,800	$1,213,800	$1,213,800
	Medical	$ 0	$ 23,219	$ 0	$ 0
	Excise Tax Gross-Up(3)	$ 0	$ 500,000	$ 0	$ 0
	TOTAL	**$ 565,323**	**$ 4,544,166**	**$2,890,300**	**$2,890,300**
Bruce J. Freyman . . . . Vice President, Worldwide Operations	Salary and Short-Term Incentive(4)	$ 562,123	$ 1,124,246	$ 0	$ 0
	Accelerated Options	$ 0	$ 735,738	$ 735,738	$ 735,738
	Accelerated Restricted Stock	$ 0	$ 476,000	$ 476,000	$ 476,000
	Accelerated Performance Shares	$ 0	$ 856,800	$ 856,800	$ 856,800
	Medical	$ 0	$ 20,590	$ 0	$ 0
	Excise Tax Gross-Up(3)	$ 0	$ 500,000	$ 0	$ 0
	TOTAL	**$ 562,123**	**$ 3,713,374**	**$2,068,538**	**$2,068,538**

(1) Assumes a price of $11.90 per share, based on the closing sale price of the Company's common stock on the NASDAQ Global Select Market on October 2, 2009. Excludes Mr. Aldrich's contributions to deferred compensation plan as there have been no employer contributions.

(2) Good reason in change in control circumstances for Mr. Aldrich includes voluntarily terminating employment.

(3) Other than Mr. Aldrich, the Named Executive Officer's excise tax gross-up is capped at $500,000.

(4) Assumes an Incentive Plan payment at the target level, and does not include the value of accrued vacation/paid time off to be paid upon termination as required by law.

Director Compensation

Directors who are not employees of the Company are paid, in quarterly installments, an annual retainer of $50,000. Additional annual retainers are paid, in quarterly installments, to the Chairman of the Board ($17,500); the Chairman of the Audit Committee ($15,000); the Chairman of the Compensation Committee ($10,000); and the Chairman of the Nominating and Governance Committee ($5,000). Additional annual retainers are also paid, in quarterly installments, to directors who serve on committees in roles other than as Chairman as follows: Audit Committee ($5,000); Compensation Committee ($3,000); and Nominating and Corporate Governance Committee ($2,000). In addition, the Compensation Committee retains discretion to recommend to the full Board of Directors that additional cash payments be made to a non-employee director(s) for extraordinary service during a fiscal year.

In addition, non-employee directors receive the following stock-based compensation: each non-employee director, when first elected to serve as a director, automatically receives a nonqualified stock option to purchase 25,000 shares of common stock, at an exercise price equal to the fair market value of the common stock on the date of grant, and a restricted stock award for 12,500 shares of common stock. In addition, following each annual meeting of stockholders, each non-employee director who is continuing in office or re-elected receives a restricted stock award for 12,500 shares. Unless otherwise determined by the Board of Directors, the nonqualified stock options awarded under the 2008 Director's Plan will vest in four (4) equal annual installments and the restricted stock awards under the 2008 Director's Plan will vest in three (3) equal annual installments. In the event of a change of control of the Company, the outstanding options and restricted stock under the 2008 Director's Plan shall become fully exercisable and deemed fully vested, respectively.

No director who is also an employee receives separate compensation for services rendered as a director. David J. Aldrich is currently the only director who is also an employee of the Company.

Director Compensation Table

The following table summarizes the compensation paid to the Company's non-employee directors for fiscal year 2009.

Name	Fees Earned or Paid in Cash ($)(3)	Stock Awards ($)(1)(2)	Option Awards ($)(1)(2)	Total ($)
David J. McLachlan, Chairman	$74,500	$42,402	$35,047	$151,949
Timothy R. Furey	$62,000	$42,402	$35,047	$139,449
Kevin L. Beebe	$61,750	$42,402	$35,047	$139,199
David P. McGlade	$58,750	$42,402	$51,147	$152,299
Robert A. Schriesheim	$68,000	$42,402	$58,864	$169,266
Balakrishnan S. Iyer	$57,500	$42,402	$35,047	$134,949
Moiz M. Beguwala	$54,500	$42,402	$35,047	$131,949
Thomas C. Leonard	$50,000	$42,402	$35,047	$127,449

(1) Represents the dollar amount recognized for financial statement reporting purposes for the year ended October 2, 2009 in accordance with ASC 718 and, accordingly, includes amounts from options granted prior to fiscal year 2009. For a description of the assumptions used in calculating the fair value of equity awards under ASC 718, see Note 11 of the Company's financial statements included in the Original Filing. The non-employee

members of our board of directors who held such position on October 2, 2009, held the following aggregate number of unexercised options as of such date:

Name	Number of Securities Underlying Unexercised Options
David J. McLachlan, Chairman	180,000
Timothy R. Furey	135,000
Kevin L. Beebe	105,000
David P. McGlade	90,000
Robert A. Schriesheim	60,000
Balakrishnan S. Iyer	309,435
Moiz M. Beguwala	216,840
Thomas C. Leonard	150,000

(2) The following table presents the fair value of each grant of restricted stock in fiscal 2009 to non-employee members of our board of directors, computed in accordance with ASC 718:

Name	Grant Date	Number of Securities Awarded	Grant Date Fair Value of Shares(4)
David J. McLachlan, Chairman	5/12/09	12,500	$105,875
Timothy R. Furey	5/12/09	12,500	$105,875
Kevin L. Beebe	5/12/09	12,500	$105,875
David P. McGlade	5/12/09	12,500	$105,875
Robert A. Schriesheim	5/12/09	12,500	$105,875
Balakrishnan S. Iyer	5/12/09	12,500	$105,875
Moiz M. Beguwala	5/12/09	12,500	$105,875
Thomas C. Leonard	5/12/09	12,500	$105,875

(3) Director meeting fees were not prorated for committee assignment changes that became effective May 12, 2009 (i.e., when Mr. Iyer replaced Mr. Beebe as Chairman of the Nominating and Corporate Governance Committee, and Mr. Beguwala replaced Mr. McGlade as a member of the Audit Committee, each director received quarterly fees as if they had held both positions throughout the applicable quarter).

(4) Based on the fair market value of $8.47 per share of common stock on May 12, 2009.

Equity Compensation Plan Information

The Company currently maintains nine (9) stock-based compensation plans under which our securities are authorized for issuance to our employees and/or directors:

- the 1994 Non-Qualified Stock Option Plan
- the 1996 Long-Term Incentive Plan
- the 1999 Employee Long-Term Incentive Plan
- the Directors' 2001 Stock Option Plan
- the Non-Qualified Employee Stock Purchase Plan
- the 2002 Employee Stock Purchase Plan
- the Washington Sub, Inc. 2002 Stock Option Plan

- the 2005 Long-Term Incentive Plan, and
- the 2008 Director Long-Term Incentive Plan.

Except for the 1999 Employee Long-Term Incentive Plan, the Washington Sub, Inc. 2002 Stock Option Plan and the Non-Qualified Employee Stock Purchase Plan, each of the foregoing stock-based compensation plans was approved by our stockholders. A description of the material features of each non-stockholder approved plan is provided below under the headings "1999 Employee Long-Term Incentive Plan," "Washington Sub, Inc. 2002 Stock Option Plan" and "Non-Qualified Employee Stock Purchase Plan."

The following table presents information about these plans as of October 2, 2009.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	6,122,380(1)	$ 9.17	14,971,285(3)
Equity compensation plans not approved by security holders	12,228,500	$11.07	0(4)
Total	18,350,880(2)	$10.44	14,971,285

(1) Excludes 748,979 unvested restricted shares and 3,001,915 unvested shares under performance shares awards.

(2) Includes 1,642,149 options held by non-employees (excluding non-employee directors).

(3) No further grants will be made under the 1994 Non-Qualified Stock Option Plan.

(4) No further grants will be made under the Washington Sub Inc. 2002 Stock Option Plan or the 1999 Employee Long-Term Incentive Plan.

1999 Employee Long-Term Incentive Plan

The Company's 1999 Employee Long-Term Incentive Plan (the "1999 Employee Plan") provided for the grant of non-qualified stock options to purchase shares of the Company's common stock to employees, other than officers and non-employee directors. The term of these options may not exceed 10 years. The 1999 Employee Plan contains provisions, which permit restrictions on vesting or transferability, as well as continued exercisability upon a participant's termination of employment with the Company, of options granted thereunder. The 1999 Employee Plan provides for full acceleration of the vesting of options granted thereunder upon a "change in control" of the Company, as defined in the 1999 Employee Plan. The Board of Directors generally may amend, suspend or terminate the 1999 Employee Plan in whole or in part at any time; provided that any amendment which affects outstanding options be consented to by the holder of the options. As of April 26, 2009, no additional grants were issuable under the 1999 Employee Long-Term Incentive Plan.

Washington Sub, Inc. 2002 Stock Option Plan

The Washington Sub, Inc. 2002 Stock Option Plan (the "Washington Sub Plan") became effective on June 25, 2002. At the time of the spin-off of Conexant's wireless business and merger of such business into Alpha Industries, Inc., outstanding Conexant options granted pursuant to certain Conexant stock-based compensation plans were converted so that following the spin-off and merger each holder of those certain Conexant options held (i) options to purchase shares of Conexant common stock and (ii) options to purchase shares of Skyworks common stock. The purpose of the Washington Sub Plan is to provide a means for the Company to perform its obligations with respect to these converted stock options. The only participants in the Washington Sub Plan are those persons who, at the time of the spin-off and merger, held outstanding options granted pursuant to certain Conexant stock option plans. No further options to purchase shares of Skyworks common stock have been or will be granted under the Washington Sub Plan. The Washington Sub Plan contains a number of sub-plans, which contain terms and conditions that are applicable to certain portions of the options subject to the Washington Sub Plan, depending upon the Conexant stock option plan from which the Skyworks options granted under the Washington Sub Plan were derived. The outstanding options under the Washington Sub Plan generally have the same terms and conditions as the original Conexant options from which they are derived. Most of the sub-plans of the Washington Sub Plan contain provisions related to the effect of a participant's termination of employment with the Company, if any, and/or with Conexant on options granted pursuant to such sub-plan. Several of the sub-plans under the Washington Sub Plan contain specific provisions related to a change in control of the Company.

Non-Qualified ESPP

The Company also maintains a Non-Qualified Employee Stock Purchase Plan to provide employees of the Company and participating subsidiaries with an opportunity to acquire a proprietary interest in the Company through the purchase, by means of payroll deductions, of shares of the Company's common stock at a discount from the market price of the common stock at the time of purchase. The Non-Qualified Employee Stock Purchase Plan is intended for use primarily by employees of the Company located outside the United States. Under the plan, eligible employees may purchase common stock through payroll deductions of up to 10% of compensation. The price per share is the lower of 85% of the market price at the beginning or end of each six-month offering period.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee of the Board of Directors currently comprises, and during fiscal year 2009 was comprised of, Messrs. Beebe, Furey (Chairman), McGlade and Schriesheim. No member of this committee was at any time during the past fiscal year an officer or employee of the Company, was formerly an officer of the Company or any of its subsidiaries, or had any employment relationship with the Company or any of its subsidiaries. No executive officer of Skyworks has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director of or member of the Compensation Committee of Skyworks.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Other than compensation agreements and other arrangements which are described above in "Executive Compensation", since October 4, 2008, there has not been a transaction or series of related transactions to which the Company was or is a party involving an amount in excess of $120,000 and in which any director, executive officer, holder of more than five percent (5%) of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest. In January 2008, the Board of Directors adopted a written related person transaction approval policy which sets forth the Company's policies and procedures for the review, approval or ratification of any transaction required to be reported in its filings with the SEC. The Company's policy with regard to related person transactions is that all related person transactions between the Company and any related person (as defined in Item 404 of Regulation S-K) or their affiliates, in which the amount involved is equal to or greater then $120,000, be reviewed by the Company's General Counsel and approved in advance by the Audit Committee. In addition, the Company's Code of Business Conduct and Ethics requires that employees discuss with the Company's Compliance Officer any significant relationship (or transaction) that might raise doubt about such employee's ability to act in the best interest of the Company.

OTHER PROPOSED ACTION

As of the date of this Proxy Statement, the directors know of no business which is expected to come before the Annual Meeting other than (i) the election of the nominees to the Board of Directors and (ii) the ratification of the selection of KPMG LLP as the independent registered public accounting firm for the Company for fiscal year 2010. However, if any other business should be properly presented to the Annual Meeting, the persons named as proxies will vote in accordance with their judgment with respect to such matters.

OTHER MATTERS

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 (a) of the Exchange Act requires our directors, executive officers and beneficial owners of more than 10% of our equity securities to file reports of holdings and transactions in securities of Skyworks with the SEC. Based solely on a review of Forms 3, 4 and 5 and any amendments thereto furnished to us, and written representations provided to us, with respect to our fiscal year ended October 2, 2009, we believe that all Section 16(a) filing requirements applicable to our directors, executive officers and beneficial owners of more than 10% of our common stock with respect to such fiscal year were timely made.

SOLICITATION EXPENSES

Skyworks will bear the expenses of the preparation of the proxy materials and the solicitation by the Board of Directors of proxies. Proxies may be solicited on behalf of the Company in person or by telephone, e-mail, facsimile or other electronic means by directors, officers or employees of the Company, who will receive no additional compensation for any such services. We have retained Mellon Investor Services to assist in the solicitation of proxies, at a cost to the Company of approximately $8,000, plus out-of-pocket expenses.

VIEWING OF PROXY MATERIALS VIA THE INTERNET

We are able to distribute our Annual Report and this Proxy Statement to our stockholders in a fast and efficient manner via the Internet. This reduces the amount of paper delivered to a stockholder's address and eliminates the cost of sending these documents by mail. Stockholders may elect to view all future annual reports and proxy statements on the Internet instead of receiving them by mail. You may make this election when voting your proxy this year. Simply follow the instructions to vote via the Internet to register your consent. Your election to view proxy materials online is perpetual unless you revoke it later. Future proxy cards will contain the Internet website address and instructions to view the materials. You will continue to have the option to vote your shares by telephone, mail or via the Internet.

ANNUAL REPORT ON FORM 10-K

Copies of the Company's Annual Report on Form 10-K for the fiscal year ended October 2, 2009, as filed with the SEC, are available to stockholders without charge via the Company's website at *http://www.skyworksinc.com*, or upon written request addressed to Investor Relations, Skyworks Solutions, Inc., 5221 California Avenue, Irvine, CA 92617.

STOCKHOLDER PROPOSALS

Pursuant to Rule 14a-8 under the Exchange Act, some stockholder proposals or nominations may be eligible for inclusion in the Company's Proxy Statement for the Company's 2011 annual meeting of stockholders. To be eligible for inclusion in the Company's 2011 proxy statement, any such proposals or nominations must meet the requirements of Rule 14a-8 under the Exchange Act and be delivered in writing to the Secretary of the Company at its principal offices at 20 Sylvan Road, Woburn, MA 01801, no later than December 31, 2010, and must meet the requirements of Rule 14a-8 under the Exchange Act. The submission of a stockholder proposal does not guarantee that it will be included in the Company's proxy statement. Additionally, the Company must have notice of any stockholder proposal or nomination to be submitted at the 2011 annual meeting (but not required to be included in the proxy statement) not later than February 12, 2011 or, in the event that the 2011 annual meeting is held more than thirty (30) days before or after the first anniversary of the Company's 2010 annual meeting, the later of February 12, 2011 or the 10th day following the day on which public announcement of the date of the 2011 annual meeting is first made by the Company, or such proposal will be considered untimely pursuant to Rule 14a-5(e) under the Exchange Act and persons named in the proxies solicited by management may exercise discretionary voting authority with respect to such proposal.

The stockholder's submission must include, with respect to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, the name and address and the number of shares of common stock of the Company which are owned beneficially and of record and must also set forth: (i) as to each person proposed for nomination for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and (ii) as to any other business proposed to be brought before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made. Proposals or nominations not meeting these requirements will not be entertained at the 2011 annual meeting.

OUR BOARD OF DIRECTORS ENCOURAGES STOCKHOLDERS TO ATTEND THE ANNUAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND, YOU ARE URGED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ACCOMPANYING ENVELOPE. A PROMPT RESPONSE WILL GREATLY FACILITATE ARRANGEMENTS FOR THE MEETING AND YOUR COOPERATION WILL BE APPRECIATED. STOCKHOLDERS WHO ATTEND THIS MEETING MAY VOTE THEIR STOCK PERSONALLY EVEN THOUGH THEY HAVE SENT IN THEIR PROXIES.

FISCAL YEAR 2009 ANNUAL REPORT AND CONSOLIDATED FINANCIAL STATEMENTS



TABLE OF CONTENTS

CAUTIONARY STATEMENT

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, and is subject to the "safe harbor" created by those sections. Words such as "believes", "expects", "may", "will", "would", "should", "could", "seek", "intends", "plans", "potential", "continue", "estimates", "anticipates", "predicts" and similar expressions or variations or negatives of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this Annual Report. Additionally, forward-looking statements include, but are not limited to:

- our plans to develop and market new products, enhancements or technologies and the timing of these development programs;
- our estimates regarding our capital requirements and our needs for additional financing;
- our estimates of expenses and future revenues and profitability;
- our estimates of the size of the markets for our products and services;
- the rate and degree of market acceptance of our products; and
- the success of other competing technologies that may become available.

Although forward-looking statements in this Annual Report reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements involve inherent risks and uncertainties and actual results and outcomes may differ materially and adversely from the results and outcomes discussed in, or anticipated by, the forward-looking statements. A number of important factors could cause actual results to differ materially and adversely from those in the forward-looking statements. We urge you to consider the risks and uncertainties discussed elsewhere in this report and in the other documents filed by us with the Securities and Exchange Commission ("SEC") in evaluating our forward-looking statements. We have no plans, and undertake no obligation, to revise or update our forward-looking statements to reflect any event or circumstance that may arise after the date of this report. We caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made.

This Annual Report also contains estimates made by independent parties and by us relating to market size and growth and other industry data. These estimates involve a number of assumptions and limitations and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operation". These and other factors could cause results to differ materially and adversely from those expressed in the estimates made by the independent parties and by us.

In this document, the words "we", "our", "ours" and "us" refer only to Skyworks Solutions, Inc., and its consolidated subsidiaries and not any other person or entity. In addition, the following industry standards are referenced throughout the document:

- *CATV (Cable Television):* a system of providing television to consumers via radio frequency signals transmitted to televisions through fixed optical fibers or coaxial cables as opposed to the over-the-air method used in traditional television broadcasting
- *CDMA (Code Division Multiple Access):* a method for transmitting simultaneous signals over a shared portion of the Radio Frequency ("RF") spectrum
- *EDGE (Enhanced Data Rates for GSM Evolution):* an enhancement to the GSM and TDMA wireless communications systems that increases data throughput to 474 Kbps

- *GPRS (General Packet Radio Service):* an enhancement to the GSM mobile communications system that supports transmission of data packets
- *GSM (Global System for Mobile Communications):* a digital cellular phone technology based on TDMA that is the predominant system in Europe, and is also used around the world
- *LTE (Long Term Evolution):* 4th generation (4G) radio technologies designed to increase the capacity and speed of mobile telephone networks
- *RFID (Radio Frequency Identification):* refers to the use of an electronic tag (typically referred to as an RFID tag) for the purpose of identification and tracking objects using radio waves
- *Satcom (Satellite Communications):* where a satellite stationed in space is used for the purpose of telecommunications
- *TD-SCDMA (Time Division Synchronous Code Division Multiple Access):* 3rd generation (3G) wireless services mobile communications standard, being pursued in the People's Republic of China
- *WCDMA (Wideband CDMA):* a 3G technology that increases data transmission rates
- *WEDGE* an acronym for technologies that support both WCDMA and EDGE wireless communication systems
- *WiMAX (Worldwide Interoperability for Microwave Access):* a standards-based technology enabling the delivery of last mile wireless broadband access as an alternative to cable and DSL
- *WLAN (Wireless Local Area Network):* a type of local-area network that uses high-frequency radio waves rather than wires to communicate between nodes

Skyworks, Breakthrough Simplicity, the star design logo, Intera and Trans-Tech are trademarks or registered trademarks of Skyworks Solutions, Inc. or its subsidiaries in the United States and in other countries. All other brands and names listed are trademarks of their respective companies.

INTRODUCTION

Skyworks Solutions, Inc., together with its consolidated subsidiaries, ("Skyworks" or the "Company") is an innovator of high reliability analog and mixed signal semiconductors. Leveraging core technologies, Skyworks offers diverse standard and custom linear products supporting automotive, broadband, cellular infrastructure, energy management, industrial, medical, military and cellular handset applications. The Company's portfolio includes amplifiers, attenuators, detectors, diodes, directional couplers, front-end modules, hybrids, infrastructure RF subsystems, mixers/demodulators, phase shifters, PLLs/synthesizers/VCOs, power dividers/combiners, receivers, switches and technical ceramics.

We have aligned our product portfolio around two broad markets: cellular handsets and analog semiconductors. In general, our handset portfolio includes highly customized power amplifiers and front-end solutions that are in many of today's cellular devices, from entry level to multimedia platforms and smart phones. Our primary handset customers include LG Electronics, Motorola, Nokia, Samsung, Sony Ericsson, Research in Motion and HTC. Our competitors include Avago and RF Micro Devices.

In parallel, we offer over 2,500 different catalog and custom linear products to a highly diversified non-handset customer base. Our customers include infrastructure, automotive, energy management, medical and military providers such as Huawei, Ericsson, Landis + Gyr, Sensus, Itron, Siemens, and Northrop Grumman. Our competitors in the linear products markets include Analog Devices, Hittite Microwave, Linear Technology, and Maxim Integrated Products.

Headquartered in Woburn, Massachusetts, the Company is a Delaware corporation that was formed in 1962. The Company changed its corporate name from Alpha Industries, Inc. to Skyworks Solutions, Inc. on June 25, 2002, following a business combination. We have worldwide operations with engineering, manufacturing, sales and service facilities throughout Asia, Europe and North America. Our Internet address is www.skyworksinc.com. We make available on our Website our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 filings on Forms 3, 4 and 5, and amendments to those reports as soon as practicable after we electronically submit such material to the SEC. The information contained in our Website is not incorporated by reference in this Annual Report. You may read and copy materials that we have filed with the SEC at the SEC public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC's Internet Website at www.sec.gov.

INDUSTRY BACKGROUND

We believe there are several key growth trends shaping the wireless industry. First is the advent of the mobile Internet, where consumers are increasingly demanding mobile devices with faster data rates, advanced image quality and improved Web connections. We believe this demand is one of the biggest secular growth trends in technology.

On the high-end of the cellular handset market, smart phone growth — which is at the heart of the mobile Internet phenomenon — is fostering this industry wide sea change. In effect, the smart phone is moving from a higher end tool reserved for the corporate executive to an increasingly mainstream communication platform necessity — one that is changing the way in which we live, work and play. Social networking sites such as Facebook and Twitter, are only fueling this trend. Furthermore, this segment is being embraced and widely promoted by carriers who benefit from the highly profitable data services revenue stream as subscribers move to enhanced data plans.

Another trend in the wireless industry is the convergence of multimedia-rich mobile devices and the recognition of the increasingly important role multimode Front-End Modules ("FEM") play in the rapidly evolving wireless handset market, particularly as the industry migrates to 3G and 4G technologies which enable applications such as Web browsing, video streaming, gaming, MP3 players and cameras. Next-generation EDGE, WEDGE and WCDMA wireless platforms are becoming the majority of the more than one billion cellular phones the industry produces annually. With this accelerating trend, the complexity in the FEM increases as each new operating frequency band requires additional amplifier, filtering and switching content to support:

- backward compatibility to existing networks,
- simultaneous transmission of voice and data,
- international roaming, and
- broadband functionality to accommodate music, video, data, and other multimedia features..

Further, given constraints on handset size and power consumption, these complex modules must remain physically small, energy efficient and cost effective, while also managing an unprecedented level of potential signal interference within the handset.

Finally, and a direct result of this increasing front-end module complexity, the addressable semiconductor content within the transmit and receive chain portion of the cellular handset is increasing. We believe this trend is creating an incremental market opportunity measured in the billions of dollars as switching, filtering and wireless local area networking functionality are integrated.

Meanwhile, outside of the handset market, wireless technologies are also rapidly proliferating. According to Gartner, a leading independent market research firm, the total available market for the analog semiconductor segment is expected to exceed $15 billion in 2011. Today, this adjacent analog semiconductor market, which is characterized by longer product lifecycles and relatively high gross margins, is fragmented and diversified among various end-markets, customer bases and applications including:

- Infrastructure
- Automotive
- CATV/Satcom
- Smart Energy
- Medical
- Military
- RFID
- Test & Measurement
- WiMAX
- WLAN

BUSINESS OVERVIEW

Skyworks' Strategy

Skyworks' mission is to achieve mobile connectivity leadership through semiconductor innovation. Key elements in our strategy include:

Diversifying Our Business

By leveraging our core analog and mixed signal technology, Skyworks is able to deliver solutions to a broad and diverse set of end markets and customers. In the handset market, we currently support all top tier handset manufacturers as well as the leading smart phone suppliers, and have strategic relationships with each key baseband supplier. In non-handset markets, we continue to take advantage of our catalog business, intellectual property and worldwide distribution network, to bolster our product pipeline and expand our addressable markets beyond the approximately 1,000 global customers and 2,500 analog components currently marketed.


Handsets
Infrastructure
RFID
Smart Energy
Wireless Data
Analog Components
Test & Measurement
Medical
Automotive
Military
CATV/ Satcom

Diversifying our Business

Gaining Market Share

Our customer engagements are increasingly centered on solving highly complex multimode, multiband, switching, filtering, digital control and amplification challenges — system-level requirements which intersect with Skyworks' core competencies. Skyworks continues to invest in developing architectures which optimize power efficiency while minimizing cost and footprint, allowing us to meet customers' demanding next-generation technology requirements as well as stringent quality standards and manufacturing scale necessities.

Capitalizing on Content Growth in Third and Fourth Generation Applications

As the industry migrates to multi-mode EDGE, WEDGE, WCDMA and LTE architectures across a multitude of wireless broadband applications, RF complexity in the transmit and receive chain substantially increases given simultaneous voice and high speed data communications requirements, coupled with the need for backward compatibility to existing networks. As a result of this complexity in the front-end module, our addressable market is increasing significantly.



2G Phone
3G Phone
Smart phone
Pocket Computing Devices
Netbook
Traditional Laptop

Capitalizing on Content Growth

Delivering Operational Excellence

Skyworks' strategy is to vertically integrate our supply chain where we can differentiate or otherwise enter alliances and strategic relationships for leading-edge capabilities. This hybrid manufacturing approach allows us to better balance external capacity with the demands of the marketplace. Internally, our capacity utilization remains high and we are therefore able to maintain margins and our return on invested capital on a broader range of revenues. We are focused on achieving the industry's shortest cycle times, highest yields and ultimately the lowest product cost structure.

SKYWORKS' PRODUCT PORTFOLIO

Our product portfolio consists of:

- *Amplifiers:* the modules that strengthen the signal so that it has sufficient energy to reach a base station
- *Attenuators:* circuits that allow a known source of power to be reduced by a predetermined factor (usually expressed as decibels)
- *Detectors:* intended for use in power management applications
- *Diodes:* semiconductor devices that pass current in one direction only
- *Directional Couplers:* transmission coupling devices for separately sampling the forward or backward wave in a transmission line
- *Front-End Modules:* power amplifiers that are integrated with switches, diplexers, filters and other components to create a single package front-end solution
- *Hybrid:* a type of directional coupler used in radio and telecommunications
- *Infrastructure RF Subsystems:* highly integrated transceivers and power amplifiers for wireless base station applications

- *MIS Silicon Chip Capacitors:* used in applications requiring DC blocking and RF bypassing, or as a fixed capacitance tuning element in filters, oscillators, and matching networks
- *Mixers/Demodulators:* integrated, high-dynamic range, zero IF architecture downconverter for use in wireless communication applications
- *Modulators:* designed for direct modulation of high frequency AM, PM or compound carriers
- *Phase Locked Loops (PLL):* closed-loop feedback control system that maintains a generated signal in a fixed phase relationship to a reference signal
- *Phase Shifters:* designed for use in power amplifier distortion compensation circuits in base station applications
- *Power Dividers/Combiners:* utilized to equally split signals into in-phase signals as often found in balanced signal chains and local oscillator distribution networks
- *Receivers:* electronic devices that change a radio signal from a transmitter into useful information
- *Switches:* components that perform the change between the transmit and receive function, as well as the band function for cellular handsets
- *Synthesizers:* provides ultra-fine frequency resolution, fast switching speed, and low phase-noise performance
- *Technical Ceramics:* polycrystalline oxide materials used for a wide variety of electrical, mechanical, thermal and magnetic applications
- *Transceivers:* devices that have both a transmitter and a receiver which are combined and share common circuitry or a single housing
- *VCOs/Synthesizers:* fully integrated, high performance signal source for high dynamic range transceivers

We believe we possess a broad technology capability and one of the most complete wireless communications product portfolios in the industry.

The Skyworks Advantage

By turning complexity into simplicity, we provide our customers with the following competitive advantages:

- Broad front-end module and precision analog product portfolio
- Technology leadership in power amplifier and front-end module product segments
- Solutions for key air interface standards, including CDMA2000, GSM/GPRS/EDGE, LTE, WCDMA, WLAN and WiMAX
- Engagements with a diverse set of top-tier customers
- Analog, RF and mixed signal design capabilities
- Access to key process technologies: GaAs HBT, pHEMT, BiCMOS, SiGE, CMOS, RF CMOS, and silicon
- World-class manufacturing capabilities and scale
- High level of customer service and technical support
- Commitment to technology innovation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this Annual Report. In addition to historical information, the following discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results may differ substantially and adversely from those referred to herein due to a number of factors, including but not limited to those described below and elsewhere in this Annual Report.

OVERVIEW

Skyworks Solutions, Inc., together with its consolidated subsidiaries, ("Skyworks" or the "Company") is an innovator of high reliability analog and mixed signal semiconductors. Leveraging core technologies, Skyworks offers diverse standard and custom linear products supporting automotive, broadband, cellular infrastructure, energy management, industrial, medical, military and cellular handset applications. The Company's portfolio includes amplifiers, attenuators, detectors, diodes, directional couplers, front-end modules, hybrids, infrastructure RF subsystems, mixers/demodulators, phase shifters, PLLs/synthesizers/VCOs, power dividers/combiners, receivers, switches and technical ceramics.

BUSINESS FRAMEWORK

We have aligned our product portfolio around two broad markets: cellular handsets and analog semiconductors. In general, our handset portfolio includes highly customized power amplifiers and front-end solutions that are in many of today's cellular devices, from entry level to multimedia platforms and smart phones. Our primary handset customers include LG Electronics, Motorola, Nokia, Samsung, Sony Ericsson, Research in Motion and HTC. Our competitors include Avago and RF Micro Devices.

In parallel, we offer over 2,500 different catalog and custom linear products to a highly diversified non-handset customer base. Our customers include infrastructure, automotive, energy management, medical and military providers such as Huawei, Ericsson, Landis + Gyr, Sensus, Itron, Siemens, and Northrop Grumman. Our competitors in the linear products markets include Analog Devices, Hittite Microwave, Linear Technology, and Maxim Integrated Products.

BASIS OF PRESENTATION

The Company's fiscal year ends on the Friday closest to September 30. Fiscal years 2009 and 2007 each consisted of 52 weeks and ended on October 2, 2009 and September 28, 2007, respectively. Fiscal 2008 consisted of 53 weeks and ended on October 3, 2008.

In June, 2009, the Financial Accounting Standards Board, ("FASB"), established the Accounting Standards Codification, ("Codification"), as the source of authoritative GAAP recognized by the FASB. The Codification is effective in the first interim and annual periods ending after September 15, 2009 and had no effect on our audited consolidated financial statements.

We have evaluated subsequent events through November 30, 2009, the date of issuance of the audited consolidated financial statements. During this period we did not have any material subsequent events.

RESULTS OF OPERATIONS

YEARS ENDED OCTOBER 2, 2009, OCTOBER 3, 2008, AND SEPTEMBER 28, 2007.

The following table sets forth the results of our operations expressed as a percentage of net revenues for the fiscal years below:

	2009	2008	2007
Net revenues	100.0%	100.0%	100.0%
Cost of goods sold	60.4	60.1	61.3
Gross margin	39.6	39.9	38.7
Operating expenses:			
Research and development	15.4	17.0	17.0
Selling, general and administrative	12.5	11.6	12.8
Amortization of intangible assets	0.8	0.7	0.3
Restructuring and other charges	2.0	0.1	0.8
Total operating expenses	30.7	29.4	30.9
Operating income	8.9	10.5	7.8
Interest expense	(0.5)	(0.9)	(1.6)
Loss on early retirement of convertible debt	(0.5)	(0.8)	(0.1)
Other income, net	0.2	0.7	1.5
Income before income taxes	8.1	9.5	7.6
Benefit for income taxes	(3.4)	(3.4)	(0.1)
Net income	11.5%	12.9%	7.7%

GENERAL

During fiscal 2009, certain key factors contributed to our overall results of operations and cash flows from operations. More specifically:

- According to some industry estimates, cellular handset unit volumes eroded in excess of 12% between 2008 and 2009 primarily as a result of adverse global macroeconomic conditions. Despite the overall estimated decrease of approximately 12% in demand, our revenues declined by only 6.7% or $57.4 million year-over-year due to market share gains and a strengthening position in high dollar content 3G and multimode segments.

- We maintained relatively consistent gross profit margins of approximately 40% for the fiscal year ended October 2, 2009 as compared to the prior fiscal year despite a year-over-year decrease in the overall revenue base. This was principally the result of aggressive year-over-year material cost reductions, yield improvements, leverage of our fixed costs and cost control measures including capacity management enhanced by the flexibility of our hybrid manufacturing model.

- We generated $210.1 million in cash provided by operations for fiscal 2009 as compared to $173.7 in fiscal 2008 (a 21% increase year-over-year). This resulted in a cash, cash equivalents and restricted cash balance of $370.1 million at October 2, 2009, as compared to $231.1 million at October 3, 2008.

- In fiscal year 2009, we retired $40.5 million and $17.4 million of our 2007 Convertible Notes (due in 2012 and 2010, respectively). These retirements reduced the remaining principal balance on our 2007 Convertible Notes to $79.7 million. In addition we generated $210.1 million of cash in fiscal year 2009 which has allowed us to improve our net cash position from $43.5 million at October 3, 2008 to $240.4 million at October 2, 2009.

- As revenue declined $57.4 million sequentially between fiscal 2008 and 2009, we implemented broad-based cost control measures in order to offset the anticipated decline in operating income. As a result, our operating income declined only modestly by $18.7 million in fiscal 2009 as compared to fiscal 2008.

NET REVENUES

	Fiscal Years Ended				
	October 2, 2009	Change	October 3, 2008	Change	September 28, 2007
	(Dollars in thousands)				
Net revenues	$802,577	(6.7)%	$860,017	15.9%	$741,744

We market and sell our products directly to Original Equipment Manufacturers ("OEMs") of communication electronic products, third-party Original Design Manufacturers ("ODMs") and contract manufacturers, and indirectly through electronic components distributors. We periodically enter into revenue generating arrangements that leverage our broad intellectual property portfolio by licensing or selling our non-core patents or other intellectual property. We anticipate continuing this intellectual property strategy in future periods.

Overall revenues in fiscal 2009 decreased by $57.4 million, or 6.7%, from fiscal 2008. This revenue decline was principally due to a reduction in demand in our end markets as a result of adverse global macroeconomic conditions, in addition to our exit from certain product areas such as mobile transceivers in the second fiscal quarter of 2009. Net revenues from our top three customers decreased to 38.2% for the fiscal year ended October 2, 2009 as compared to 43.5% for the corresponding period in the prior year, reflecting continued diversification of our customer base.

Overall revenues in fiscal 2008 increased by $118.3 million, or 15.9%, from fiscal 2007. This revenue growth was principally due to the ramp of new mobile platform products, the addition of new mobile platform customers, diversification into new, adjacent markets and the expansion of our market share in increasingly complex front-end modules at our existing customers.

For information regarding net revenues by geographic region and customer concentration for each of the last three fiscal years, see Note 18 of this Annual Report.

GROSS PROFIT

	Fiscal Years Ended				
	October 2, 2009	Change	October 3, 2008	Change	September 28, 2007
	(Dollars in thousands)				
Gross profit	$318,220	(7.2)%	$342,963	19.3%	$287,385
% of net revenues	39.6%		39.9%		38.7%

Gross profit represents net revenues less cost of goods sold. Cost of goods sold consists primarily of purchased materials, labor and overhead (including depreciation and equity based compensation expense) associated with product manufacturing.

We maintained relatively consistent gross profit margins of 40% for the fiscal year ended October 2, 2009 as compared to the prior fiscal year despite a year-over-year decrease in the overall revenue base between the two fiscal years. This was principally the result of aggressive year-over-year material cost reductions, yield improvements, leverage of our fixed costs and cost control measures including capacity management enhanced by the flexibility of our hybrid manufacturing model. Gross profit in aggregate dollars decreased $24.7 million between fiscal year 2009 and fiscal year 2008 primarily as the result of the aforementioned $57.4 million decrease in overall revenues. In fiscal year 2009, we continued to benefit from higher gross margins associated with intellectual property revenues.

Gross profit as a percentage of net revenues improved to 39.9% in fiscal year 2008, from 38.7% in fiscal year 2007, and was principally the result of a more favorable revenue mix. Additionally, gross profit margin improved as a result of higher equipment efficiencies at all of our factories as our established hybrid manufacturing model with multiple external foundries allows us to maintain high internal capacity utilization by using second-sources for high fixed cost services like foundry and assembly. This approach provides supply chain flexibility, lower capital investment, the ability to meet upside demand and provides cost advantages. Furthermore, yield improvements and year-over-year material cost reductions along with the increased overall revenue contributed to the gross profit and margin improvement in both aggregate dollars and as a percentage of sales. In fiscal year 2008, we continued to benefit from higher gross margins associated with intellectual property revenue.

RESEARCH AND DEVELOPMENT

	Fiscal Years Ended				
	October 2, 2009	Change	October 3, 2008	Change	September 28, 2007
	(Dollars in thousands)				
Research and development	$123,996	(15.1)%	$146,013	15.8%	$126,075
% of net revenues	15.4%		17.0%		17.0%

Research and development expenses consist principally of direct personnel costs, costs for pre-production evaluation and testing of new devices, masks and engineering prototypes, equity based compensation expense and design and test tool costs.

The decrease in research and development expenses in aggregate dollars and as a percentage of net revenues for fiscal year 2009 when compared to fiscal year 2008 is principally attributable to the restructuring plan implemented on January 22, 2009 in which we exited non-core product areas.

The increase in research and development expenses in aggregate dollars for fiscal year 2008 when compared to fiscal year 2007 is principally attributable to increased labor and benefit costs and increases in engineering builds and mask expenditures and variable materials and supplies expenses as we continued to invest in new product developments in both our mobile platforms and linear product areas.

SELLING, GENERAL AND ADMINISTRATIVE

	Fiscal Years Ended				
	October 2, 2009	Change	October 3, 2008	Change	September 28, 2007
	(Dollars in thousands)				
Selling, general and administrative	$100,421	0.4%	$100,007	5.3%	$94,950
% of net revenues	12.5%		11.6%		12.8%

Selling, general and administrative expenses include legal, accounting, treasury, human resources, information systems, customer service, bad debt expense, sales commissions, stock based compensation expense, advertising, marketing and other costs.

Selling, general and administrative expenses remained relatively unchanged in aggregate dollars for fiscal year 2009 as compared to fiscal year 2008. Selling, general and administrative expenses as a percentage of net revenues increased for fiscal year 2009, as compared to fiscal year 2008, due to the aforementioned decline in fiscal year 2009 revenue.

Selling, general and administrative expenses increased in aggregate dollars for fiscal year 2008 as compared to fiscal year 2007, primarily due to higher share-based compensation expense, higher incentive compensation costs and higher sales commissions. Selling, general and administrative expenses as a percentage of net revenues decreased for fiscal 2008, as compared to fiscal 2007, as a result of net revenue growth greater than increases in selling, general and administrative costs.

AMORTIZATION OF INTANGIBLE ASSETS

	Fiscal Years Ended				
	October 2, 2009	Change	October 3, 2008	Change	September 28, 2007
	(Dollars in thousands)				
Amortization	$6,118	1.9%	$6,005	180.1%	$2,144
% of net revenues	0.8%		0.7%		0.3%

The increase in amortization expense during the fiscal year ended October 2, 2009 as compared to fiscal year 2008 is due to additional amortization expense on intangible assets recorded as part of the acquisition of Axiom Microdevices, Inc., completed in the third fiscal quarter of 2009.

The increase in amortization expense during the fiscal year ended October 3, 2008 as compared to fiscal 2007 is due to the acquisitions completed in October 2007 and the associated amortizable customer relationships, patents, order backlog, foundry services agreement and developed technology that were acquired. In fiscal 2008, the gross of our amortizable intangible assets increased by approximately $13.2 million.

In 2002, we recorded $36.4 million of intangible assets consisting of developed technology, customer relationships and a trademark acquired by the Company. These assets are principally being amortized on a straight-line basis over a 10-year period.

For additional information regarding goodwill and intangible assets, see Note 8 of this Annual Report.

RESTRUCTURING AND OTHER CHARGES

	Fiscal Years Ended				
	October 2, 2009	Change	October 3, 2008	Change	September 28, 2007
	(Dollars in thousands)				
Restructuring and other charges	$15,982	2718.7%	$567	(90.1)%	$5,730
% of net revenues	2.0%		0.1%		0.8%

Restructuring and other charges consist of charges for asset impairments and restructuring activities, as follows:

On January 22, 2009, we implemented a restructuring plan to realign our costs given current business conditions. We exited our mobile transceiver product area and reduced global headcount by approximately 4%, or 150 employees which resulted in a reduction to annual operating expenditures of approximately $20 million. We recorded various charges associated with this action. In total, we recorded $16.0 million of restructuring and other charges and $3.5 million in inventory write-downs that were charged to cost of goods sold.

The $16.0 million charge includes the following: $4.5 million related to severance and benefits, $5.6 million related to the impairment of certain long-lived assets, which were written down to their salvage values, $2.1 million related to the exit of certain operating leases, $2.3 million related to the impairment of technology licenses and design software, and $1.5 million related to other charges. These charges total $16.0 million and are recorded in restructuring and other charges.

For additional information regarding restructuring charges and liability balances, see Note 16 of this Annual Report.

INTEREST EXPENSE

	Fiscal Years Ended				
	October 2, 2009	Change	October 3, 2008	Change	September 28, 2007
	(Dollars in thousands)				
Interest expense	$3,644	(50.3)%	$7,330	(39.0)%	$12,026
% of net revenues	0.5%		0.9%		1.6%

Interest expense is comprised principally of payments in connection with the $50.0 million credit facility between Skyworks USA, Inc., our wholly owned subsidiary, and Wachovia Bank, N.A. ("Facility Agreement"), the Company's 4.75% convertible subordinated notes (the "Junior Notes"), and the Company's 1.25% and 1.50% convertible subordinated notes (the "2007 Convertible Notes").

The decrease in interest expense for the fiscal year ended October 2, 2009 as compared to fiscal 2008 in aggregate dollars and as a percentage of net revenues is due to the early retirement of $57.9 million of the Company's 2007 Convertible Notes in the first and fourth quarters of fiscal 2009.

The decrease in interest expense for the fiscal year ended October 3, 2008 as compared to fiscal 2007 in aggregate dollars and as a percentage of net revenues is due to the retirement of the remaining $49.3 million of higher interest rate Junior Notes during the first quarter of fiscal 2008 and the early retirement of $62.4 million of the Company's 2007 Convertible Notes in the fourth quarter of fiscal 2008.

For additional information regarding our borrowing arrangements, see Note 9 of this Annual Report.

LOSS ON EARLY RETIREMENT OF CONVERTIBLE DEBT

	Fiscal Years Ended				
	October 2, 2009	Change	October 3, 2008	Change	September 28, 2007
	(Dollars in thousands)				
Loss on early retirement of convertible debt	$4,066	(40.5)%	$6,836	1112.1%	$564
% of net revenues	0.5%		0.8%		0.1%

In the first quarter of fiscal 2009 we retired $40.5 million principal amount of our 2007 Convertible Notes due in 2012. We recorded a gain of $2.0 million in the first quarter of fiscal 2009 related to the early retirement of these notes, reflecting a $2.9 million discount received on the early retirement of these notes offset by a $0.9 million write-off of deferred financing costs. In the fourth quarter of fiscal 2009 we retired $17.4 million of our 2007 Convertible Notes due in 2010. We recorded a loss of $6.1 million in the fourth quarter related to the early retirement of these notes. We retired a total of $57.9 million of our 2007 Convertible Notes in fiscal year 2009.

In September 2008, we retired $50.0 million and $12.4 million of our 2007 Convertible Notes due in 2010 and 2012, respectively. We recorded a loss of $6.8 million during the three months and fiscal year ended October 3, 2008 related to the early retirement of these notes. Approximately $5.8 million of this charge represents a premium paid to retire the notes and $1.0 million of the charge represents a write-off of deferred financing costs.

OTHER INCOME, NET

	Fiscal Years Ended				
	October 2, 2009	Change	October 3, 2008	Change	September 28, 2007
	(Dollars in thousands)				
Other income, net	$1,753	(70.7)%	$5,983	(45.0)%	$10,874
% of net revenues	0.2%		0.7%		1.5%

Other income, net is comprised primarily of interest income on invested cash balances, other non-operating income and expense items and foreign exchange gains/losses.

The decreases in other income in both aggregate dollars and as a percentage of net revenues for the fiscal year ended October 2, 2009 as compared to fiscal 2008 as well as for the fiscal year ended October 3, 2008 as compared to fiscal 2007, is due to an overall decline in interest income on invested cash balances due to lower interest rates in fiscal 2008 and 2009.

BENEFIT FOR INCOME TAXES

	Fiscal Years Ended				
	October 2, 2009	Change	October 3, 2008	Change	September 28, 2007
	(Dollars in thousands)				
Benefit for income taxes	$(27,543)	(4.4)%	$(28,818)	3174.8%	$(880)
% of net revenues	3.4%		3.4%		0.1%

Income tax benefit for fiscal 2009 was $(27.5) million as compared to a $(28.8) million benefit for fiscal 2008 and $(0.9) million for fiscal 2007. The fiscal 2009 benefit is due to a $(45.5) million reduction in the valuation allowance related to current year utilization and the recognition of future tax benefits on United States state net operating losses, credit carryforwards, and other temporary items and United States income tax benefit of $(1.0) million, offset by reserves for tax uncertainties of $0.3 million. The fiscal 2008 benefit of $(28.2) million is due to a $(36.4) million reduction in the valuation allowance related to the partial recognition of future tax benefits on United States federal and state net operating loss and credit carryforwards, offset by United States income tax expense of $1.2 million, and a charge in lieu of tax expense of $7.0 million. The fiscal 2008 charge in lieu of tax expense resulted from a partial recognition of certain acquired tax benefits that were subject to a valuation allowance at the time of acquisition, the realization of which required a reduction of goodwill. The fiscal 2007 United States income tax benefit of $(2.2) million is due to a $(1.7) million reduction in the valuation allowance related to the partial recognition of future tax benefits on United States federal and state net operating loss carryforwards and the reversal of $(0.5) million of tax reserve no longer required.

The provision (benefit) for foreign income taxes for fiscal 2009, 2008, and 2007 was $0.9 million, $(0.6) million, and $1.3 million, respectively. The foreign tax benefit for fiscal 2008 included a reversal of $(1.0) million of reserves for tax uncertainties that are no longer required.

In accordance with GAAP, management has determined that it is more likely than not that a portion of our historic and current year income tax benefits will not be realized. Accordingly, as of October 2, 2009, we have maintained a valuation allowance of $26.6 million of which $25.0 million relates to our United States deferred tax assets and $1.6 million relates to our foreign operations.

Realization of our deferred tax assets is dependent upon generating taxable income in the future. We have considered several factors in evaluating our capacity to generate future earnings. Skyworks has produced a strong earnings trend generating cumulative earnings before income taxes of $204.7 million in fiscal years 2007 through 2009. In addition, despite the current economic slowdown, earnings before income taxes of $65.7 million were reported for fiscal year 2009. Based on management's evaluation of the realizability of its net deferred tax assets through the generation of future income, $40.9 million of our valuation allowance was reversed at October 2, 2009. The amount reversed consisted of $27.7 million recognized as income tax benefit, and $13.2 million recognized as a reduction to goodwill, which includes $5.6 million related to the acquired Axiom deferred tax assets. The remaining valuation allowance as of October 2, 2009 is $26.6 million, principally related to state research tax credits that management has determined is more likely than not that it will not be realized. When recognized, the tax benefits relating to any future reversal of the valuation allowance on deferred tax assets will be accounted for as follows: approximately $22.3 million will be recognized as an income tax benefit, $0.4 million will be recognized as a reduction to goodwill and $3.9 million will be recognized as an increase to shareholders' equity for certain tax deductions from employee stock options.

We will continue to evaluate our valuation allowance in future periods and depending upon the outcome of that assessment, additional amounts could be reversed or recorded and recognized as a reduction to goodwill or an adjustment to income tax benefit or expense. Such adjustments could cause our effective income tax rate to vary in future periods. We will need to generate $181.3 million of future United States federal taxable income to utilize all of our federal net operating loss carryforwards and federal research and experimentation tax credit carryforwards as of October 2, 2009.

No provision has been made for United States, state, or additional foreign income taxes related to approximately $4.9 million of undistributed earnings of foreign subsidiaries which have been or are intended to be permanently reinvested. It is not practicable to determine the United States federal income tax liability, if any, which would be payable if such earnings were not permanently reinvested.

On September 29, 2007, we adopted ASC 740-*Income Taxes* ("ASC 740") — (formerly referenced as FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109)*. ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This statement also provides guidance on derecognition, classification, interest and penalties, accounting in the interim periods, disclosure, and transition. The provisions of ASC 740 will be applied to all income tax provisions commencing from that date.

Of the total unrecognized tax benefits at October 2, 2009, $6.5 million would impact the effective tax rate, if recognized. There are no positions which we anticipate could change within the next twelve months.

On October 1, 2007, Mexico enacted a new "flat tax" regime which became effective January 1, 2008. GAAP prescribes that the effect of the new tax on deferred taxes must be included in tax expense in the period that includes the enactment date. The effect of recording deferred taxes in the first fiscal quarter of 2008 to the foreign tax provision (benefit) was $(0.2) million. We have accrued flat tax for the year ended October 2, 2009 of $0.5 million.

LIQUIDITY AND CAPITAL RESOURCES

	Fiscal Years Ended		
	October 2, 2009	October 3 2008	September 28, 2007
	(Dollars in thousands)		
Cash and cash equivalents at beginning of period	$225,104	$241,577	$136,749
Net cash provided by operating activities	210,149	173,678	84,778
Net cash used in investing activities	(49,528)	(94,959)	(20,146)
Net cash provided by (used in) financing activities	(21,504)	(95,192)	40,196
Cash and cash equivalents at end of period	$364,221	$225,104	$241,577

FISCAL 2009

Based on our results of operations for fiscal 2009, along with current trends, we expect our existing sources of liquidity, together with cash expected to be generated from operations, will be sufficient to fund our research and development, capital expenditures, debt obligations, working capital and other cash requirements for at least the next 12 months. However, we cannot be certain that the capital required to fund these expenses will be available in the future. In addition, any strategic investments and acquisitions that we may make to help us grow our business may require additional capital resources. If we are unable to obtain sufficient capital to meet our capital needs on a timely basis and on favorable terms (if at all), our business and operations could be materially adversely affected.

Cash and cash equivalent balances increased $139.1 million to $364.2 million at October 2, 2009 from $225.1 million at October 3, 2008. We generated $210.1 in cash from operations during the fiscal year ended October 2, 2009, which was offset by the retirement of $57.9 million of the 2007 Convertible Notes, capital expenditures of $39.2 million and expenditures on acquisitions of $10.4 million. The number of days sales outstanding for the fiscal year ended October 2, 2009 decreased to 46 from 57 for fiscal 2008.

During fiscal 2009, we generated net income of $93.3 million. We experienced a decrease in receivables and inventories of $29.9 million and $15.7 million, respectively, an increase in accounts payable of $9.2 million and incurred multiple non-cash charges (e.g., depreciation, amortization, contribution of common shares to savings and retirement plans, share-based compensation expense, non-cash restructuring expense, asset impairments and inventory write-downs) totaling $93.5 million. This was offset by a decrease in accrued liabilities of $2.5 million, an increase to other assets of $3.9 million, and an increase to our deferred tax assets of $27.2 million (primarily the result of a partial release of our tax valuation allowance in fiscal 2009).

Cash used in investing activities for the fiscal year ended October 2, 2009, consisted of investments in capital equipment of $39.2 million primarily to expand fabrication and assembly and test capacity. We believe a focused program of capital expenditures will be required to sustain our current manufacturing capabilities and can be funded by the generation of positive cash flows from operations. We also made payments for acquisitions, net of cash acquired of $10.4 million. We may also consider additional future acquisition opportunities to extend our technology portfolio and design expertise and to expand our product offerings.

Cash used in financing activities for the fiscal year ended October 2, 2009, consisted of early retirement of $57.9 million of our 2007 Convertible Notes, the repurchase of treasury stock of $2.4 million, offset by proceeds from stock option exercises of $38.7 million. For additional information regarding our borrowing arrangements, see Note 9 of this Annual Report.

Our invested cash balances primarily consist of money market funds and repurchase agreements where the underlying securities primarily consist of United States treasury obligations, United States agency obligations, overnight repurchase agreements backed by United States treasuries and/or United States agency obligations and highly rated commercial paper. Our invested cash balances also include time deposits/certificates of deposit. At October 2, 2009, we also held a $3.2 million auction rate security which historically has provided liquidity through a Dutch auction process. Disruptions in the credit markets have substantially eliminated the liquidity of this process resulting in failed auctions. During the fiscal year ended October 3, 2008, we performed a comprehensive valuation and discounted cash flow analysis on the auction rate security. We concluded the value of the auction rate security was $2.3 million, and the carrying value of these securities was reduced by $0.9 million, reflecting this change in fair value. Accordingly, in the fiscal year ended October 3, 2008, we recorded unrealized losses on this auction rate security of approximately $0.9 million. We assessed these declines in fair market value to be temporary and consider the security to be illiquid until there is a successful auction or the security matures. Accordingly, the remaining auction rate security balance has been reclassified to non-current other assets and the loss has been recorded in Other Comprehensive Income. We will continue to monitor the liquidity and accounting classification of this security in future periods. If in a future period, we determine that the impairment is other than temporary, we will impair the security to its fair value and charge the loss to earnings.

On July 15, 2003, we entered into a receivables purchase agreement under which we have agreed to sell from time to time certain of our accounts receivable to Skyworks USA, Inc. ("Skyworks USA"), a wholly-owned special purpose entity that is fully consolidated for accounting purposes. Concurrently, Skyworks USA entered into an agreement with Wachovia Bank, N.A. providing for a $50.0 million credit facility ("Facility Agreement") secured by the purchased accounts receivable. As a part of the consolidation, any interest incurred by Skyworks USA related to monies it borrows under the Facility Agreement is recorded as interest expense in the Company's results of operations. We perform collections and administrative functions on behalf of Skyworks USA. Interest related to the Facility Agreement is at LIBOR plus 0.75%. We renewed the Facility Agreement for another year in July 2009, and as of October 2, 2009, Skyworks USA had borrowed $50.0 million under this agreement.

FISCAL 2008

Cash and cash equivalent balances decreased $16.5 million to $225.1 million at October 3, 2008 from $241.6 million at September 28, 2007. We generated $173.7 million in cash from operations during the fiscal year ended October 3, 2008, which was offset by the retirement of $49.3 million of Junior Notes, $62.4 million of the 2007 Convertible Notes, capital expenditures of $64.8 million and expenditures on acquisitions of $32.6 million.

The number of days sales outstanding for the fiscal year ended October 3, 2008 decreased to 57 from 80 for fiscal 2007.

During fiscal 2008, we generated net income of $111.0 million. We experienced a decrease in receivables and other assets of $21.2 million and $2.9 million, respectively, an increase in accounts payable balances of $2.1 million and incurred multiple non-cash charges (e.g., depreciation, amortization, charge in lieu of income tax expense, contribution of common shares to savings and retirement plans, share-based compensation expense and non-cash restructuring expense) totaling $94.9 million. This was offset by an increase in inventories of $16.1 million, a decrease in other accrued liabilities of $5.1 million and an increase to our deferred tax assets of $36.6 million (primarily the result of a partial release of our tax valuation allowance in fiscal 2008).

Cash used in investing activities for the fiscal year ended October 3, 2008, consisted of net sales of $2.5 million in auction rate securities and investments in capital equipment of $64.8 million primarily to expand fabrication and assembly and test capacity. We believed a focused program of capital expenditures would have been required to sustain our manufacturing capabilities. We expected that future capital expenditures would be funded by the generation of positive cash flows from operations. In addition, we paid $32.6 million in cash to acquire certain assets from two separate companies. We acquired Freescale Semiconductor's handset power amplifier business and also acquired patents from another company.

Cash used in financing activities for the fiscal year ended October 3, 2008, consisted of the retirement of the remaining $49.3 million in Junior Notes, the retirement of $62.4 million of our 2007 Convertible Notes, and the repurchase of treasury stock of $2.1 million, offset by cash provided by stock option exercises of $18.0 million. For additional information regarding our borrowing arrangements, see Note 9 of this Annual Report.

Our invested cash balances primarily consist of money market funds and repurchase agreements where the underlying securities primarily consist of United States treasury obligations, United States agency obligations, overnight repurchase agreements backed by United States treasuries and/or United States agency obligations and highly rated commercial paper. Our invested cash balances also include time deposits/certificates of deposit. At October 3, 2008, we also held a $3.2 million auction rate security which historically has provided liquidity through a Dutch auction process. The recent disruptions in the credit markets have substantially eliminated the liquidity of this process resulting in failed auctions. During the fiscal year ended October 3, 2008, we performed a comprehensive valuation and discounted cash flow analysis on the auction rate security. We concluded the value of the auction rate security was $2.3 million, and the carrying value of these securities was reduced by $0.9 million, reflecting this change in fair value. Accordingly, in the fiscal year ended October 3, 2008, we recorded unrealized losses on this auction rate security of approximately $0.9 million. We assessed these declines in fair market value to be temporary and consider the security to be illiquid until there is a successful auction or the security matures. Accordingly, the remaining auction rate security balance has been reclassified to non-current other assets and the loss has been recorded in Other Comprehensive Income. We will continue to monitor the liquidity and accounting classification of this security in future periods. If in a future period, we determine that the impairment is other than temporary, we will impair the security to its fair value and charge the loss to earnings.

On July 15, 2003, we entered into a receivables purchase agreement under which we have agreed to sell from time to time certain of our accounts receivable to Skyworks USA, Inc. ("Skyworks USA"), a wholly-owned special purpose entity that is fully consolidated for accounting purposes. Concurrently, Skyworks USA entered into an agreement with Wachovia Bank, N.A. providing for a $50.0 million credit facility ("Facility Agreement") secured by the purchased accounts receivable. As a part of the consolidation, any interest incurred by Skyworks USA related to monies it borrows under the Facility Agreement is recorded as interest expense in the Company's results of operations. We perform collections and administrative functions on behalf of Skyworks USA. Interest related to the Facility Agreement is at LIBOR plus 0.75%. We renewed the Facility Agreement for another year in July 2008, and as of October 3, 2008, Skyworks USA had borrowed $50.0 million under this agreement.

CONTRACTUAL CASH FLOWS

Following is a summary of our contractual payment obligations for consolidated debt, purchase agreements, operating leases, other commitments and long-term liabilities at October 2, 2009 (see Notes 9 and 13 of this Annual Report), in thousands:

	Payments Due By Period(3)				
Obligation	**Total**	**Less Than 1 Year**	**1-3 years**	**3-5 Years**	**Thereafter(1)**
Long-Term Debt Obligations	$ 79,733	$32,617	$47,116	$ —	$ —
Other Commitments(1)	9,747	4,227	4,895	625	—
Operating Lease Obligations	10,447	6,702	3,732	13	—
Other Long-Term Liabilities(2)	6,086	2,750	321	174	2,841
	$106,013	$46,296	$56,064	$812	$2,841

(1) Other Commitments consist of contractual license and royalty payments.

(2) Other Long-Term Liabilities includes $2.4 million of Executive Deferred Compensation for which there is a corresponding long term asset.

(3) The aforementioned Facility Agreement is not included in the table above.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We regularly evaluate our estimates and assumptions based upon historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent actual results differ from those estimates, our future results of operations may be affected. We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

REVENUE RECOGNITION

Revenues from product sales are recognized upon shipment and transfer of title, in accordance with the shipping terms specified in the arrangement with the customer. Revenue from license fees and intellectual property is recognized when these fees are due and payable, and all other criteria of ASC 605-*Revenue Recognition,* have been met. We ship product on consignment to certain customers and only recognize revenue when the customer notifies us that the inventory has been consumed. Revenue recognition is deferred in all instances where the earnings process is incomplete. Certain product sales are made to electronic component distributors under agreements allowing for price protection and/or a right of return on unsold products. A reserve for sales returns and allowances for customers is recorded based on historical experience or specific identification of an event necessitating a reserve.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We maintain general allowances for doubtful accounts for losses that we estimate will arise from our customers' inability to make required payments. These reserves are determined quarterly and require management to make estimates of the collectability of our accounts receivable by considering factors such as historical bad debt experience, the age of the accounts receivable balances and the impact of the current economic climate on a customer's ability to pay. In addition, as we become aware of any specific receivables which may be uncollectable, we perform additional analysis and reserves are recorded if deemed necessary. Determination of such additional specific reserves require management to make judgments and estimates pertaining to factors such as a customer's credit worthiness, intent and ability to pay, and overall financial position. If the data we use to calculate the allowance for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and our results of operations could be materially affected.

INVENTORIES

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market. Each quarter, we estimate and establish reserves for excess, obsolete or unmarketable inventory. These reserves are generally equal to the historical cost basis of the excess or obsolete inventory and once recorded are considered permanent adjustments. Calculation of the reserves requires management to use judgment and make assumptions about forecasted demand in relation to the inventory on hand, competitiveness of our product offerings, general market conditions and product life cycles upon which the reserves are based. When inventory on hand exceeds foreseeable demand (generally in excess of twelve months), reserves are established for the value of such inventory that is not expected to be sold at the time of the review.

If actual demand and market conditions are less favorable than those we project, additional inventory reserves may be required and our results of operations could be materially affected. Some or all of the inventories that have been reserved may be retained and made available for sale, however, they are generally scrapped over time.

SHARE-BASED COMPENSATION

The Company applies ASC 718-*Compensation-Stock Compensation* ("ASC 718") which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options, employee stock purchases related to our 2002 Employee Stock Purchase Plan, restricted stock and other special equity awards based on estimated fair values. We adopted ASC 718 using the modified prospective transition method, which requires the application of the applicable accounting standard as of October 1, 2005, the first day of our fiscal year 2006.

Share-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Share-based compensation expense recognized in the Company's Consolidated Statement of Operations for the fiscal year ended October 2, 2009 only included share-based payment awards granted subsequent to September 30, 2005 based on the grant date fair value estimated in accordance with the provisions of ASC 718. As share-based compensation expense recognized in the Consolidated Statement of Operations for the fiscal year ended October 2, 2009 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Upon adoption of ASC 718, we elected to retain our method of valuation for share-based awards using the Black-Scholes option-pricing model ("Black-Scholes model") which was also previously used for our pro forma information disclosure required under previous accounting guidance. Our determination of fair value of share-based payment awards on the date of grant using the Black-Scholes model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to; our expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. For more complex awards with market-based performance conditions, we employ a Monte Carlo simulation method which calculates many potential outcomes for an award and establishes fair value based on the most likely outcome.

ASC 718 requires us to evaluate and periodically validate several assumptions in conjunction with calculating share-based compensation expense. These assumptions include the expected life of a stock option or other equity based award, expected volatility, pre-vesting forfeiture, risk free rate and expected dividend yield. All of these assumptions affect to one degree or another, the valuation of our equity based awards or the recognition of the resulting share-based compensation expense. The most significant assumptions in our calculations are described below.

Expected Life of an Option or other Equity Based Award

Since employee options are non-transferable, ASC 718 allows the use of an expected life to more accurately estimate the value of an employee stock option rather than using the full contractual term.

The vesting of the majority of our stock options are graded over four years (25% at each anniversary) and the contractual term is either 7 years or 10 years. We analyzed our historical exercise experience and exercise behavior by job group. We analyzed the following three exercise metrics: exercise at full vesting, exercise at midpoint in the contractual life and exercise at the end of the full contractual term. We chose the mid-point alternative as the estimate which most closely approximated actual exercise experience of our employee population. The valuation and resulting share-based compensation expense recorded is sensitive to what alternative is chosen and the choice of another alternative in the future could result in a material difference in the amount of share-based compensation expense recorded in a reporting period.

Expected Volatility

Expected volatility is a statistical measure of the amount by which a stock price is expected to fluctuate during a period. ASC 718 does not specify a method for estimating expected volatility; instead it provides a list of factors that should be considered when estimating volatility: historical volatility that is generally commensurate with the expected option life, implied volatilities, the length of time a stock has been publicly traded, regular intervals for price observations, corporate and capital structure and the possibility of mean reversion. We analyzed our volatility history and determined that the selection of a weighting of 50% to historical volatility and 50% to implied volatility (as measured by examining the underlying volatility in the open market of publicly traded call options) would provide the best estimate of expected future volatility of the stock price. The selection of another methodology to calculate volatility or even a different weighting between implied volatility and historical volatility could materially impact the valuation of stock options and other equity based awards and the resulting amount of share-based compensation expense recorded in a reporting period.

Pre-Vesting Forfeiture

ASC 718 specifies that initial accruals of share-based compensation expense should be based on the estimated number of instruments for which the requisite service is expected to be rendered. We examined our options forfeiture history and computed an average annualized forfeiture percentage. We determined that a weighted average of historical annualized forfeitures is the best estimate of future actual forfeiture experience. The application of a different methodology for calculating estimated forfeitures could materially impact the amount of share-based compensation expense recorded in a reporting period.

VALUATION OF LONG-LIVED ASSETS

Carrying values for long-lived assets and definite lived intangible assets, which exclude goodwill, are reviewed for possible impairment as circumstances warrant. Factors considered important that could result in an impairment review include significant underperformance relative to expected, historical or projected future operating results, significant changes in the manner of use of assets or our business strategy, significant negative industry or economic trends and a significant decline in our stock price for a sustained period of time. In addition, impairment reviews are conducted at the judgment of management whenever asset / asset group values are deemed to be unrecoverable relative to future undiscounted cash flows expected to be generated by that particular asset / asset group. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset / asset group and its eventual disposition. Such estimates require management to exercise judgment and make assumptions regarding factors such as future revenue streams, operating expenditures, cost allocation and asset utilization levels, all of which collectively impact future operating performance. Our estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to our business model or changes in our operating performance. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value of an asset or asset group, we would recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset or asset group.

GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets with indefinite useful lives are tested at least annually for impairment in accordance with the provisions of ASC 350-*Intangibles-Goodwill and Other* ("ASC 350"). Intangible assets with indefinite useful lives comprise an insignificant portion of the total book value of our goodwill and intangible assets. We assess the need to test our goodwill for impairment on a regular basis. Pursuant to the guidance provided under ASC 280-*Segment Reporting* ("ASC 280"), we have determined that we have only one reporting unit for the purposes of allocating and testing goodwill under ASC 350.

The goodwill impairment test is a two-step process. The first step of our impairment analysis compares our fair value to our net book value to determine if there is an indicator of impairment. To determine fair value, ASC 350 allows for the use of several valuation methodologies, although it states that quoted market prices are the best evidence of fair value and shall be used as the basis for measuring fair value where available. In our assessment of our fair value, we consider the average market price of our common stock surrounding the selected testing date, the number of shares of our common stock outstanding during such period and other marketplace activity and related control premiums. If the calculated fair value is determined to be less than the book value of the Company, then we perform step two of the impairment analysis. Step two of the analysis compares the implied fair value of our goodwill, to the book value of our goodwill. If the book value of our goodwill exceeds the implied fair value of our goodwill, an impairment loss is recognized equal to that excess. In Step 2 of our annual impairment analysis, we primarily use the income approach methodology of valuation, which includes the discounted cash flow method as well as other generally accepted valuation methodologies, to determine the implied fair value of our goodwill. Significant management judgment is required in preparing the forecasts of future operating results that are used in the discounted cash flow method of valuation. Should step two of the impairment test be required, the estimates we would use would be consistent with the plans and estimates that we use to manage our business. In addition to testing goodwill for impairment on an annual basis, factors such as unexpected adverse business conditions, deterioration of the economic climate, unanticipated technological changes, adverse changes in the competitive environment, loss of key personnel and acts by governments and courts, are considered by management and may signal that our intangible assets have become impaired and result in additional interim impairment testing.

In fiscal 2009, we performed impairment tests of our goodwill on January 3, 2009, April 4, 2009 and on July 4, 2009. The first impairment test was triggered by a significant decline in our stock price and deterioration in the macro-economic climate during the first fiscal quarter. The second impairment test was triggered by a restructuring action announced on January 22, 2009 and the third test was conducted on the first day of the fourth fiscal quarter, July 4, 2009, in accordance with our regularly scheduled annual testing. The results of all three of these tests indicated that none of our goodwill was impaired based on Step 1 of the test; accordingly Step 2 of the test was not performed. Any management judgments and assumptions made in these tests were generally consistent with those made in prior periods.

INCOME TAXES

We use the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. This method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The carrying value of our net deferred tax assets assumes that we will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and related assumptions change in the future, we may be required to record additional valuation allowances against our deferred tax assets resulting in additional income tax expense in our consolidated statement of operations. We evaluate the realizability of the deferred tax assets and assess the adequacy of the valuation allowance quarterly. Likewise, in the event that we were to determine that we would be able to realize our deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income or decrease the carrying value of goodwill in the period such determination was made.

The determination of recording or releasing tax valuation allowances is made, in part, pursuant to an assessment performed by management regarding the likelihood that we will generate future taxable income against which benefits of our deferred tax assets may or may not be realized. This assessment requires management to exercise significant judgment and make estimates with respect to our ability to generate revenues, gross profits, operating income and taxable income in future periods. Amongst other factors, management must make assumptions regarding overall business and semiconductor industry conditions, operating efficiencies, our ability to develop products to our customers' specifications, technological change, the competitive environment and changes in regulatory requirements which may impact our ability to generate taxable income and, in turn, realize the value of our deferred tax assets. In addition, the current uncertain economic environment limits our ability to confidently forecast our taxable income. In fiscal years 2008 and 2009, our estimates of future taxable income were prepared in a manner consistent with our assessment of various factors, including market and industry conditions, operating trends, product life cycles and competitive and regulatory environments.

The calculation of our tax liabilities includes addressing uncertainties in the application of complex tax regulations. With the implementation effective September 29, 2007, ASC 740-("Income Taxes") (formerly referenced as FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109*), clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with GAAP. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

We recognize liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our recognition threshold and measurement attribute of whether it is more likely than not that the positions we have taken in tax filings will be sustained upon tax audit, and the extent to which, additional taxes would be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period in which it is determined the liabilities are no longer necessary. If the estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

ASC 805

In December 2007, the FASB issued amendments to ASC 805-*Business Combinations* ("ASC 805"), which established principles and requirements for the acquirer of a business to recognize and measure in its financial statements the identifiable assets (including in-process research and development and defensive assets) acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The amendments to ASC 805 are effective for financial statements issued for fiscal years beginning after December 15, 2008. Prior to the adoption of ASC 805, in-process research and development costs were immediately expensed and acquisition costs were capitalized. Under ASC 805 all acquisition costs are expensed as incurred. The standard also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. In April 2009 the FASB updated ASC 805 to amend the provisions for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. This update also eliminates the distinction between contractual and non-contractual contingencies. The Company expects ASC 805 will have an impact on our consolidated financial statements, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions the Company consummates after the October 3, 2009 effective date.

ASC 810

In December 2007, the FASB issued amendments to ASC 810-*Consolidation* ("ASC 810"). ASC 810 amends previously issued authoritative literature to amend accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also amends certain of consolidation procedures for consistency with the requirements of ASC 805. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The statement shall be applied prospectively as of the beginning of the fiscal year in which the statement is initially adopted. The Company does not expect the adoption of ASC 810 to impact its results of operations or financial position because the Company does not have any minority interests.

ASC 820

In September 2006, the FASB issued ASC 820-*Fair Value Measurements and Disclosures* ("ASC 820"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. ASC 820 is effective for financial statements issued for fiscal years beginning after November 15, 2007 for financial assets carried at fair value, and years beginning after November 15, 2008 for non-financial assets not carried at fair value. The Company has determined that the adoption of ASC 820 will not have a material impact on the Company's results from operations or financial position.

ASC 825

In February 2007, the FASB issued ASC 825-*Financial Instruments* ("ASC 825"), including an amendment of ASC 320-*Investments-Debt and Equity Securities* ("ASC 320") , which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. ASC 825 is effective for the Company beginning on October 3, 2009. The adoption of ASC 825 will not have a material impact on the Company's results from operations or financial position.

ASC 470-20

In May 2008, the FASB issued ASC 470-20-*Debt, Debt with Conversions and Other Options* ("ASC 470-20"). ASC 470-20 alters the accounting treatment for convertible debt instruments that allow for either mandatory or optional cash settlements. ASC 470-20 is expected to impact the Company's accounting for its 2007 Convertible Notes and previously held Junior Notes. This authoritative accounting literature requires registrants with specified convertible note features to recognize (non-cash) interest expense based on the market rate for similar debt instruments without the conversion feature. Furthermore, pursuant to its retrospective accounting treatment, the accounting literature requires prior period interest expense recognition. ASC 470-20 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. The Company is currently evaluating ASC 470-20 and the impact that it will have on its Consolidated Financial Statements. The Company will adopt ASC Topic 470 on October 3, 2009.

ASC 855

In May 2009, the FASB established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. This guidance was included in the Codification under ASC 855-*Subsequent Events* ("ASC 855"), and became effective for the Company beginning with the third fiscal quarter of 2009. We performed an evaluation of subsequent events through November 30, 2009, and we issued our financial statements on November 30, 2009.

ASC 105

In June 2009, the FASB established the FASB Accounting Standards Codification™ ("Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States ("GAAP"). This guidance was included in the Codification under ASC 105-*Generally Accepted Accounting Principles* ("ASC 105"). All prior accounting standard documents were superseded by the Codification and any accounting literature not included in the Codification is no longer authoritative. Rules and interpretive releases of the SEC issued under the authority of federal securities laws will continue to be sources of authoritative GAAP for SEC registrants. The Codification became effective for the Company beginning with the fourth fiscal quarter of 2009. Therefore, beginning with the fourth fiscal quarter of 2009, all references made by the Company to GAAP in its notes to the consolidated financial statements use the new Codification numbering system. The Codification does not change or alter existing GAAP and, therefore, did not have any impact on the Company's consolidated financial statements.

ASU 2009-13 and ASU 2009-14

In September 2009, the FASB reached a consensus on Accounting Standards Update ("ASU")-2009-13-*Revenue Recognition ("ASC 605") — Multiple-Deliverable Revenue Arrangements* ("ASU 2009-13") and ASU 2009-14-*Software ("ASC 985") — Certain Revenue Arrangements That Include Software Elements* ("ASU 2009-14"). ASU 2009-13 modifies the requirements that must be met for an entity to recognize revenue from the sale of a delivered item that is part of a multiple-element arrangement when other items have not yet been delivered. ASU 2009-13 eliminates the requirement that all undelivered elements must have either: i) VSOE or ii) third-party evidence, or TPE, before an entity can recognize the portion of an overall arrangement consideration that is attributable to items that already have been delivered. In the absence of VSOE or TPE of the standalone selling price for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. Overall arrangement consideration will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity's estimated selling price. The residual method of allocating arrangement consideration has been eliminated. ASU 2009-14 modifies the software revenue recognition guidance to exclude from its scope tangible products that contain both software and non-software components that function together to deliver a product's essential functionality. These new updates are effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of these ASUs will have on our consolidated financial statements.

OTHER MATTERS

Inflation did not have a material impact upon our results of operations during the three-year period ended October 2, 2009.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to foreign currency, market rate and interest risks as described below:

Investment and Interest Rate Risk

Our exposure to interest and market risks relates principally to our investment portfolio, which as of October 2, 2009 consisted of the following (in thousands):

Cash and cash equivalents (time deposits, overnight repurchase agreements and money market funds)	$364,221
Restricted cash (time deposits and certificates of deposit)	5,863
Available for sale securities (auction rate securities)	2,288
	$372,372

The main objective of our investment activities is the liquidity and preservation of capital. Credit risk associated with our investments is not significant as our investment policy prescribes high credit quality standards and limits the amount of credit exposure to any one issuer. We do not use derivative instruments for trading, speculative or investment purposes.

In general, our cash and cash equivalent investments have short-term maturity periods which dampen the impact of significant market or interest rate risk. We are, however, subject to overall financial market risks, such as changes in market liquidity, credit quality and interest rates. Available for sale securities carry a longer maturity period (contractual maturities exceed ten years). In fiscal 2008, we experienced what we believe will be a temporary unrealized loss on our investment in auction rate securities primarily caused by a disruption in the liquidity of the Dutch auction process which resets interest rates each period. We classified auction rate securities in prior periods as current assets under "Short Term Investments". Given the failed auctions, the auction rate securities are effectively illiquid until there is a successful auction. Accordingly, the remaining auction rate securities balance has been reclassified to non-current other assets. However, it is not more likely-than-not that we will be required to sell the auction rate securities prior to maturity.

Our short-term debt consists of borrowings under our credit facility with Wachovia Bank, N.A. of $50.0 million. Interest related to our borrowings under our credit facility with Wachovia Bank, N.A. is at LIBOR plus 0.75% and was approximately 0.99% at October 2, 2009. Consequently, we do not have significant cash flow exposure on this short-term debt or interest rate risk.

Our long-term debt at October 2, 2009 consists of $79.7 million aggregate principal amount of convertible subordinated notes ("2007 Convertible Notes"), of which $32.6 million are classified in short-term debt as current maturities. These 2007 Convertible Notes contain cash settlement provisions, which permit the application of the treasury stock method in determining potential share dilution of the conversion spread should the share price of the Company's common stock exceed $9.52. It has been the Company's historical practice to cash settle the principal and interest components of convertible debt instruments, and it is our intention to continue to do so in the future, including settlement of the 2007 Convertible Notes issued in March 2007. These shares have been included in the computation of earnings per share for the fiscal year ended October 2, 2009.

Exchange Rate Risk

Substantially all sales to customers and arrangements with third-party manufacturers provide for pricing and payment in United States dollars, thereby reducing the impact of foreign exchange rate fluctuations on our results. A small percentage of our international operational expenses are denominated in foreign currencies. Exchange rate volatility could negatively or positively impact those operating costs. For the fiscal years ended October 2, 2009, October 3, 2008, and September 28, 2007, the Company had unrealized foreign exchange gains/(losses) of $0.7 million, $(0.6) million, and $0.4 million, respectively. Increases in the value of the U.S. dollar relative to other currencies could make our products more expensive, which could negatively impact our ability to compete. Conversely, decreases in the value of the U.S. dollar relative to other currencies could result in our suppliers raising their prices to continue doing business with us. Fluctuations in currency exchange rates could have a greater effect on our business in the future to the extent our expenses increasingly become denominated in foreign currencies.

SELECTED FINANCIAL DATA

You should read the data set forth below in conjunction with *Management's Discussion and Analysis of Financial Condition and Results of Operation*, and our consolidated financial statements and related notes appearing elsewhere in this Annual Report. The Company's fiscal year ends on the Friday closest to September 30. Fiscal years 2009 and 2007 each consisted of 52 weeks and ended on October 2, 2009 and September 28, 2007, respectively. Fiscal 2008 consisted of 53 weeks and ended on October 3, 2008. The following balance sheet data and statements of operations data for the five years ended October 2, 2009 were derived from our audited consolidated financial statements. Consolidated balance sheets at October 2, 2009 and at October 3, 2008, and the related consolidated statements of operations and cash flows for each of the three years in the period ended October 2, 2009, and notes thereto appear elsewhere in this Annual Report.

	Fiscal Year				
	2009(6)	2008(6)	2007(6)	2006(6)	2005
	(In thousands except per share data)				
Statement of Operations Data:					
Net revenues	$ 802,577	$ 860,017	$ 741,744	$ 773,750	$ 792,371
Cost of goods sold(1)	484,357	517,054	454,359	511,071	484,599
Gross profit	318,220	342,963	287,385	262,679	307,772
Operating expenses:					
Research and development	123,996	146,013	126,075	164,106	152,215
Selling, general and administrative(2)	100,421	100,007	94,950	135,801	103,070
Amortization of intangible assets(3)	6,118	6,005	2,144	2,144	2,354
Restructuring and other charges(4)	15,982	567	5,730	26,955	—
Total operating expenses	246,517	252,592	228,899	329,006	257,639
Operating income (loss)	71,703	90,371	58,486	(66,327)	50,133
Interest expense	(3,644)	(7,330)	(12,026)	(14,797)	(14,597)
Loss on early retirement of convertible debt(5)	(4,066)	(6,836)	(564)	—	—
Other income, net	1,753	5,983	10,874	8,350	5,453
Income (loss) before income taxes	65,746	82,188	56,770	(72,774)	40,989
Provision (benefit) for income taxes(7)	(27,543)	(28,818)	(880)	15,378	15,378
Net income (loss)	$ 93,289	$ 111,006	$ 57,650	$ (88,152)	$ 25,611
Per share information:					
Net income (loss), basic	$ 0.56	$ 0.69	$ 0.36	$ (0.55)	$ 0.16
Net income (loss), diluted	$ 0.55	$ 0.68	$ 0.36	$ (0.55)	$ 0.16
Balance Sheet Data:					
Working capital	$ 393,132	$ 345,916	$ 316,494	$ 245,223	$ 337,747
Total assets	1,355,326	1,236,099	1,189,908	1,090,496	1,187,843
Long-term liabilities	53,202	143,143	206,338	185,783	237,044
Stockholders' equity	1,105,129	944,216	786,347	729,093	792,564

(1) During the second quarter of fiscal 2009, we implemented a restructuring plan to reduce global headcount by approximately 4% or 150 employees. The total charges related to the plan were $19.4 million of which $3.5 million was charged to cost of goods sold for inventory write-downs.

During fiscal 2006, we recorded $23.3 million of inventory charges and reserves primarily related to the exit of our baseband product area.

(2) During fiscal 2006, we recorded bad debt expense of $35.1 million related to certain baseband customers.

(3) The increase in amortization expense in fiscal 2009 and fiscal 2008 is primarily due to the acquisitions completed in October 2007 and in May 2009.

(4) In fiscal 2009, we implemented a restructuring plan to reduce global headcount by approximately 4% or 150 employees. The total charges related to the plan were $19.4 million of which $16.0 million was charged to restructuring and other charges. This primarily consisted of $4.5 million related to severance and benefits, $5.6 million related to the impairment of long-lived assets, $2.1 million related to lease obligations, $2.3 million related to the impairment of technology licenses and design software and $1.5 million related to other charges.

    In fiscal 2007, we recorded restructuring and other charges of $4.9 million related to the exit of the baseband product area.

    In fiscal 2006, we recorded restructuring and other charges of $27.0 million related to the exit of our baseband product area.

(5) In the fourth quarter of fiscal 2009, we recorded approximately $6.1 million of costs relating to the early retirement of $17.4 million of our 1.25% convertible subordinated notes. This is offset by a $2.0 million gain recorded during the first quarter of fiscal 2009 relating to the early retirement of $40.5 million of the Company's 1.50% convertible subordinated notes. The notes were retired at a gain of approximately $2.9 million offset by a $0.9 million write-off of deferred financing costs.

    In fiscal 2008, we recorded approximately $5.8 million of premium in excess of par value and $1.0 million of deferred financing costs relating to the early retirement of $62.4 million of 1.25% and 1.50% convertible subordinated notes.

(6) Fiscal years ended October 2, 2009, October 3, 2008, September 28, 2007 and September 29, 2006 included $23.5 million, $23.2 million, $13.7 million and $14.2 million, respectively, of share-based compensation expense due to the adoption of the Statement of ASC 718-*Compensation-Stock Compensation ("ASC 718")*.

(7) Based on the Company's evaluation of the realizability of its United States net deferred tax assets through the generation of future taxable income, $40.9 million, $40.0 million and $14.2 million of the Company's valuation allowance was reversed during the fiscal years ended October 2, 2009, October 3, 2008 and September 28, 2007, respectively. For fiscal 2009, the amount reversed consisted of $27.7 million recognized as income tax benefit, and $13.2 million recognized as a reduction to goodwill. For fiscal 2008, the amount reversed consisted of $36.4 million recognized as income tax benefit, and $3.6 million recognized as a reduction to goodwill. For fiscal 2007, the amount reversed consisted of $1.7 million recognized as income tax benefit, and $12.5 million recognized as a reduction to goodwill.

SKYWORKS SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Years Ended		
	October 2, 2009	October 3, 2008	September 28, 2007
	(In thousands, except per share amounts)		
Net revenues	$802,577	$860,017	$741,744
Cost of goods sold	484,357	517,054	454,359
Gross profit	318,220	342,963	287,385
Operating expenses:			
Research and development	123,996	146,013	126,075
Selling, general and administrative	100,421	100,007	94,950
Amortization of intangible assets	6,118	6,005	2,144
Restructuring and other charges	15,982	567	5,730
Total operating expenses	246,517	252,592	228,899
Operating income	71,703	90,371	58,486
Interest expense	(3,644)	(7,330)	(12,026)
Loss on early retirement of convertible debt	(4,066)	(6,836)	(564)
Other income, net	1,753	5,983	10,874
Income before income taxes	65,746	82,188	56,770
Benefit for income taxes	(27,543)	(28,818)	(880)
Net income	$ 93,289	$111,006	$ 57,650
Per share information:			
Net income, basic	$ 0.56	$ 0.69	$ 0.36
Net income, diluted	$ 0.55	$ 0.68	$ 0.36
Number of weighted-average shares used in per share computations, basic	167,047	161,878	159,993
Number of weighted-average shares used in per share computations, diluted	169,663	164,755	161,064

The accompanying notes are an integral part of these consolidated financial statements.

SKYWORKS SOLUTIONS, INC.

CONSOLIDATED BALANCE SHEETS

	As of	
	October 2, 2009	October 3, 2008
	(In thousands, except per share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 364,221	$ 225,104
Restricted cash	5,863	5,962
Receivables, net of allowance for doubtful accounts of $2,845 and $1,048, respectively	115,034	146,710
Inventories	86,097	103,791
Other current assets	18,912	13,089
Total current assets	590,127	494,656
Property, plant and equipment, net	162,299	173,360
Goodwill	482,893	483,671
Intangible assets, net	18,245	19,746
Deferred tax assets	91,479	53,192
Other assets	10,283	11,474
Total assets	$1,355,326	$1,236,099
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	$ 82,617	$ 50,000
Accounts payable	69,098	58,527
Accrued compensation and benefits	29,449	32,110
Other current liabilities	15,831	8,103
Total current liabilities	196,995	148,740
Long-term debt, less current maturities	47,116	137,616
Other long-term liabilities	6,086	5,527
Total liabilities	250,197	291,883
Commitments and contingencies (Note 13 and Note 14)		
Stockholders' equity:		
Preferred stock, no par value: 25,000 shares authorized, no shares issued	—	—
Common stock, $0.25 par value: 525,000 shares authorized; 177,873 shares issued and 172,815 shares outstanding at October 2, 2009 and 170,323 shares issued and 165,592 shares outstanding at October 3, 2008	43,204	41,398
Additional paid-in capital	1,499,406	1,430,999
Treasury stock	(36,307)	(33,918)
Accumulated deficit	(399,794)	(493,083)
Accumulated other comprehensive loss	(1,380)	(1,180)
Total stockholders' equity	1,105,129	944,216
Total liabilities and stockholders' equity	$1,355,326	$1,236,099

The accompanying notes are an integral part of these consolidated financial statements.

SKYWORKS SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Years Ended		
	October 2, 2009	October 3, 2008	September 28, 2007
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 93,289	$111,006	$ 57,650
Adjustments to reconcile net income to net cash provided by operating activities:			
Share-based compensation expense	23,466	23,212	13,737
Depreciation	44,413	44,712	39,237
Charge in lieu of income tax expense	—	7,014	—
Amortization of intangible assets	6,118	6,933	2,144
Amortization of deferred financing costs	943	1,753	2,311
Contribution of common shares to savings and retirement plans	8,502	10,407	8,565
Non-cash restructuring expense	955	567	419
Deferred income taxes	(27,182)	(36,648)	(1,741)
Loss on disposal of assets	411	276	227
Inventory write-downs	3,458	—	—
Asset impairments	5,616	—	—
Provision for losses (recoveries) on accounts receivable	1,797	(614)	2,203
Changes in assets and liabilities net of acquired balances:			
Receivables	29,947	21,223	(10,724)
Inventories	15,678	(16,082)	(247)
Other current and long-term assets	(3,932)	2,860	(1,534)
Accounts payable	9,219	2,110	(16,654)
Other current and long-term liabilities	(2,549)	(5,051)	(10,815)
Net cash provided by operating activities	210,149	173,678	84,778
Cash flows from investing activities:			
Capital expenditures	(39,172)	(64,832)	(42,596)
Payments for acquisitions	(10,356)	(32,627)	—
Sale of investments	—	10,000	978,046
Purchase of investments	—	(7,500)	(955,596)
Net cash used in investing activities	(49,528)	(94,959)	(20,146)
Cash flows from financing activities:			
Proceeds from 2007 Convertible Notes	—	—	200,000
Retirement of 2007 Convertible Notes	(57,883)	(62,384)	—
Retirement of Junior Notes	—	(49,335)	(130,000)
Deferred financing costs	—	—	(6,189)
Change in restricted cash	100	541	(200)
Repurchase of common stock	(2,389)	(2,063)	(31,681)
Net proceeds from exercise of stock options	38,668	18,049	8,266
Net cash provided by (used in) financing activities	(21,504)	(95,192)	40,196
Net increase (decrease) in cash and cash equivalents	139,117	(16,473)	104,828
Cash and cash equivalents at beginning of period	225,104	241,577	136,749
Cash and cash equivalents at end of period	$364,221	$225,104	$ 241,577
Supplemental cash flow disclosures:			
Taxes paid	$ 1,009	$ 1,156	$ 1,117
Interest paid	$ 2,323	$ 6,023	$ 12,479

The accompanying notes are an integral part of these consolidated financial statements.

SKYWORKS SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Shares of Common Stock	Par value of Common Stock	Shares of Treasury Stock	Value of Treasury Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balance at September 29, 2006	161,659	$40,414	31	$ (173)	$1,351,190	$(661,739)	$ (599)	$ 729,093
Net income	—	—	—	—	—	57,650	—	57,650
Pension adjustment	—	—	—	—	—	—	159	159
Other comprehensive income	—	—	—	—	—	—	159	159
Comprehensive income	—	—	—	—	—	—	—	57,809
Adjustment to initially apply ASC 715	—	—	—	—	—	—	226	226
Issuance and expense of common shares for stock purchase plans, 401(k) and stock option plans	3,221	805	—	—	25,468	—	—	26,273
Issuance and expense of common shares for restricted stock and performance shares	682	171	—	—	4,457	—	—	4,628
Repurchase of common stock	(4,255)	(1,064)	4,255	(30,083)	1,064	—	—	(30,083)
Shares withheld for taxes	(206)	(51)	206	(1,599)	51	—	—	(1,599)
Balance at September 28, 2007	161,101	$40,275	4,492	$(31,855)	$1,382,230	$(604,089)	$ (214)	$ 786,347
Net income	—	—	—	—	—	111,006	—	111,006
Impairment of Auction Rate Security	—	—	—	—	—	—	(912)	(912)
Pension adjustment	—	—	—	—	—	—	(54)	(54)
Other comprehensive loss	—	—	—	—	—	—	(966)	(966)
Comprehensive income	—	—	—	—	—	—	—	110,040
Issuance and expense of common shares for stock purchase plans, 401(k) and stock option plans	3,951	988	—	—	40,308	—	—	41,296
Issuance and expense of common shares for restricted stock and performance shares	780	195	—	—	8,401	—	—	8,596
Shares withheld for taxes	(240)	(60)	240	(2,063)	60	—	—	(2,063)
Balance at October 3, 2008	165,592	$41,398	4,732	$(33,918)	$1,430,999	$(493,083)	$(1,180)	$ 944,216
Net income	—	—	—	—	—	93,289	—	93,289
Pension adjustment	—	—	—	—	—	—	(200)	(200)
Other comprehensive loss	—	—	—	—	—	—	(200)	(200)
Comprehensive income	—	—	—	—	—	—	—	93,089
Issuance and expense of common shares for stock purchase plans, 401(k) and stock option plans	7,159	1,790	—	—	59,214	—	—	61,004
Issuance and expense of common shares for restricted stock and performance shares	390	98	—	—	9,111	—	—	9,209
Shares withheld for taxes	(326)	(82)	326	(2,389)	82	—	—	(2,389)
Balance at October 2, 2009	172,815	$43,204	5,058	$(36,307)	$1,499,406	$(399,794)	$(1,380)	$1,105,129

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Skyworks Solutions, Inc. together with its consolidated subsidiaries, ("Skyworks" or the "Company") is an innovator of high reliability analog and mixed signal semiconductors. Leveraging core technologies, Skyworks offers diverse standard and custom linear products supporting automotive, broadband, cellular infrastructure, energy management, industrial, medical, military and cellular handset applications. The Company's portfolio includes amplifiers, attenuators, detectors, diodes, directional couplers, front-end modules, hybrids, infrastructure RF subsystems, mixers/demodulators, phase shifters, PLLs/synthesizers/VCOs, power dividers/combiners, receivers, switches and technical ceramics.

In June 2009 the Financial Accounting Standards Board, ("FASB"), established the Accounting Standards Codification, ("ASC"), as the source of authoritative GAAP recognized by the FASB. The Codification is effective in the first interim and annual periods ending after September 15, 2009 and had no effect on the Company's audited consolidated financial statements.

The Company has evaluated subsequent events through November 30, 2009, the date of issuance of the audited consolidated financial statements. During this period the Company did not have any material subsequent events.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Revenues from product sales are recognized upon shipment and transfer of title, in accordance with the shipping terms specified in the arrangement with the customer. Revenue from license fees and intellectual property is recognized when these fees are due and payable, and all other criteria of ASC 605-*Revenue Recognition,* have been met. The Company ships product on consignment to certain customers and only recognize revenue when the customer notifies us that the inventory has been consumed. Revenue recognition is deferred in all instances where the earnings process is incomplete. Certain product sales are made to electronic component distributors under agreements allowing for price protection and/or a right of return on unsold products. A reserve for sales returns and allowances for customers is recorded based on historical experience or specific identification of an event necessitating a reserve.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company maintains general allowances for doubtful accounts for losses that they estimate will arise from their customers' inability to make required payments. These reserves are determined quarterly and require management to make estimates of the collectability of its accounts receivable by considering factors such as historical bad debt experience, the age of the accounts receivable balances and the impact of the current economic climate on a customer's ability to pay. In addition, as the Company becomes aware of any specific receivables which may be uncollectable, they perform additional analysis and reserves are recorded if deemed necessary. Determination of such additional specific reserves require management to make judgments and estimates pertaining to factors such as a customer's credit worthiness, intent and ability to pay, and overall financial position. If the data the Company uses to calculate the allowance for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and its results of operations could be materially affected.

PRINCIPLES OF CONSOLIDATION

All majority owned subsidiaries are included in the Company's Consolidated Financial Statements and all intercompany balances are eliminated in consolidation.

FISCAL YEAR

The Company's fiscal year ends on the Friday closest to September 30. Fiscal years 2009 and 2007 each consisted of 52 weeks and ended on October 2, 2009 and September 28, 2007, respectively. Fiscal 2008 consisted of 53 weeks and ended on October 3, 2008.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ materially from those estimates.

CASH AND CASH EQUIVALENTS

The Company's cash and cash equivalents primarily consist of money market funds and repurchase agreements where the underlying securities primarily consist of United States treasury obligations, United States agency obligations, overnight repurchase agreements backed by United States treasuries and/or United States agency obligations and highly rated commercial paper.

INVESTMENTS

The Company's investments are classified as available for sale. These investments consist of an auction rate security (ARS) which has long-term underlying maturities (ranging from 20 to 40 years). Due to the recent disruptions in the credit markets the Dutch auction process that normally would allow the Company to sell the security every 28-35 days has failed since August 2007. This investment and the auction rate security market are illiquid at this time. The Company performed a comprehensive valuation and discounted cash flow analysis on the ARS and concluded the value of the ARS was $2.3 million. The $2.3 million valuation from fiscal 2008 remained unchanged in fiscal year 2009. The Company will continue to closely monitor the ARS and evaluate the appropriate accounting treatment in each reporting period.

RESTRICTED CASH

Restricted cash is primarily used to collateralize the Company's obligation under a receivables purchase agreement under which it has agreed to sell from time to time certain of its accounts receivable to Skyworks USA, Inc. ("Skyworks USA"), a wholly-owned special purpose entity that is fully consolidated for accounting purposes. Concurrently, Skyworks USA entered into an agreement with Wachovia Bank, N.A. providing for a $50 million credit facility ("Facility Agreement") secured by the purchased accounts receivable. For further information regarding the Facility Agreement, please see Note 9 to the Consolidated Financial Statements.

INVENTORIES

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market. Each quarter, the Company estimates and establishes reserves for excess, obsolete or unmarketable inventory. These reserves are generally equal to the historical cost basis of the excess or obsolete inventory and once recorded are considered permanent adjustments. Calculation of the reserves requires management to use judgment and make assumptions about forecasted demand in relation to the inventory on hand, competitiveness of its product offerings, general market conditions and product life cycles upon which the reserves are based. When inventory on hand exceeds foreseeable demand (generally in excess of twelve months), reserves are established for the value of such inventory that is not expected to be sold at the time of the review.

If actual demand and market conditions are less favorable than those the Company projects, additional inventory reserves may be required and its results of operations could be materially affected. Some or all of the inventories that have been reserved may be retained and made available for sale, however, they are generally scrapped over time.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method. Significant renewals and betterments are capitalized and equipment taken out of service is written off. Maintenance and repairs, as well as renewals of a minor amount, are expensed as incurred.

Estimated useful lives used for depreciation purposes are 5 to 30 years for buildings and improvements and 3 to 10 years for machinery and equipment. Leasehold improvements are depreciated over the lesser of the economic life or the life of the associated lease.

SHARE-BASED COMPENSATION

The Company applies ASC 718 *Compensation-Stock Compensation* ("ASC 718") which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options, employee stock purchases related to the Company's 2002 Employee Stock Purchase Plan, restricted stock and other special equity awards based on estimated fair values. The Company adopted ASC 718 using the modified prospective transition method, which requires the application of the applicable accounting standard as of October 1, 2005, the first day of the Company's fiscal year 2006.

The fair value of stock-based awards is amortized over the requisite service period, which is defined as the period during which an employee is required to provide service in exchange for an award. The Company uses a straight-line attribution method for all grants that include only a service condition. Due to the existence of a market condition, certain restricted stock grants are expensed over the service period for each separately vesting tranche.

Share-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Share-based compensation expense recognized in the Company's Consolidated Statement of Operations for the fiscal year ended October 2, 2009 only included share-based payment awards granted subsequent to September 30, 2005 based on the grant date fair value estimated in accordance with the provisions of ASC 718. As share-based compensation expense recognized in the Consolidated Statement of Operations for the fiscal year ended October 2, 2009 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Upon adoption of ASC 718, the Company elected to retain its method of valuation for share-based awards using the Black-Scholes option-pricing model ("Black-Scholes model") which was also previously used for the Company's pro forma information required under the previous authoritative literature governing stock compensation expense. The Company's determination of fair value of share-based payment awards on the date of grant using the Black-Scholes model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to; the Company's expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. For more complex awards with market-based performance conditions, the Company employs a Monte Carlo simulation method which calculates many potential outcomes for an award and establishes fair value based on the most likely outcome.

VALUATION OF LONG-LIVED ASSETS

Carrying values for long-lived assets and definite lived intangible assets, which exclude goodwill, are reviewed for possible impairment as circumstances warrant. Factors considered important that could result in an impairment review include significant underperformance relative to expected, historical or projected future operating results, significant changes in the manner of use of assets or the Company's business strategy, significant negative industry or economic trends and a significant decline in its stock price for a sustained period of time. In addition, impairment reviews are conducted at the judgment of management whenever asset / asset group values are deemed to be unrecoverable relative to future undiscounted cash flows expected to be generated by that particular asset / asset group. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset / asset group and its eventual disposition. Such estimates require management to exercise judgment and make assumptions regarding factors such as future revenue streams, operating expenditures, cost allocation and asset utilization levels, all of which collectively impact future operating performance. The Company's estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to its business model or changes in its operating performance. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value of an asset or asset group, the Company would recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset or asset group.

GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets with indefinite useful lives are tested at least annually for impairment in accordance with the provisions of ASC 350 *Intangibles-Goodwill and Other* ("ASC 350"). Intangible assets with indefinite useful lives comprise an insignificant portion of the total book value of the Company's goodwill and intangible assets. The Company assesses the need to test its goodwill for impairment on a regular basis. Pursuant to the guidance provided under ASC 280-*Segment Reporting* ("ASC 280"), the Company has determined that it has only one reporting unit for the purposes of allocating and testing goodwill under ASC 350.

The goodwill impairment test is a two-step process. The first step of the Company's impairment analysis compares its fair value to its net book value to determine if there is an indicator of impairment. To determine fair value, ASC 350 allows for the use of several valuation methodologies, although it states that quoted market prices are the best evidence of fair value and shall be used as the basis for measuring fair value where available. In the Company's assessment of its fair value, the Company considers the average market price of its common stock surrounding the selected testing date, the number of shares of its common stock outstanding during such period and other marketplace activity and related control premiums. If the calculated fair value is determined to be less than the book value of the Company, then the Company performs step two of the impairment analysis. Step two of the analysis compares the implied fair value of the Company's goodwill, to the book value of its goodwill. If the book value of the Company's goodwill exceeds the implied fair value of its goodwill, an impairment loss is recognized equal to that excess. In Step 2 of the Company's annual impairment analysis, the Company primarily uses the income approach methodology of valuation, which includes the discounted cash flow method as well as other generally accepted valuation methodologies, to determine the implied fair value of the Company's goodwill. Significant management judgment is required in preparing the forecasts of future operating results that are used in the discounted cash flow method of valuation. Should step two of the impairment test be required, the estimates management would use would be consistent with the plans and estimates that the Company uses to manage its business. In addition to testing goodwill for impairment on an annual basis, factors such as unexpected adverse business conditions, deterioration of the economic climate, unanticipated technological changes, adverse changes in the competitive environment, loss of key personnel and acts by governments and courts, are considered by management and may signal that the Company's intangible assets have become impaired and result in additional interim impairment testing.

In fiscal 2009, the Company performed impairment tests of its goodwill on January 3, 2009, April 4, 2009 and on July 4, 2009. The first impairment test was triggered by a significant decline in the Company's stock price and deterioration in the macro-economic climate during the first fiscal quarter. The second impairment test was triggered by a restructuring action announced on January 22, 2009 and the third test was conducted on the first day of the fourth fiscal quarter, July 4, 2009, in accordance with the Company's regularly scheduled annual testing. The results of all three of these tests indicated that none of the Company's goodwill was impaired based on Step 1 of the test; accordingly Step 2 of the test was not performed. Any management judgments and assumptions made in these tests were generally consistent with those made in prior periods.

DEFERRED FINANCING COSTS

Financing costs are capitalized as an asset on the Company's balance sheet and amortized on a straight-line basis over the life of the financing. If debt is extinguished early, a proportionate amount of deferred financing costs is charged to earnings.

INCOME TAXES

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The carrying value of the Company's net deferred tax assets assumes the Company will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and related assumptions change in the future, the Company may be required to record additional valuation allowances against its deferred tax assets resulting in additional income tax expense in its consolidated statement of operations. Management evaluates the realizability of the deferred tax assets and assesses the adequacy of the valuation allowance quarterly. Likewise, in the event the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax assets would increase income or decrease the carrying value of goodwill in the period such determination was made.

The determination of recording or releasing tax valuation allowances is made, in part, pursuant to an assessment performed by management regarding the likelihood that the Company will generate future taxable income against which benefits of its deferred tax assets may or may not be realized. This assessment requires management to exercise significant judgment and make estimates with respect to its ability to generate revenues, gross profits, operating income and taxable income in future periods. Amongst other factors, management must make assumptions regarding overall business and semiconductor industry conditions, operating efficiencies, the Company's ability to develop products to its customers' specifications, technological change, the competitive environment and changes in regulatory requirements which may impact its ability to generate taxable income and, in turn, realize the value of its deferred tax assets. In addition, the current uncertain economic environment limits the Company's ability to confidently forecast its taxable income. In fiscal years 2008 and 2009, the Company's estimates of future taxable income were prepared in a manner consistent with its assessment of various factors, including market and industry conditions, operating trends, product life cycles and competitive and regulatory environments.

It was previously the Company's intention to permanently reinvest the undistributed earnings of all its foreign subsidiaries in accordance with ASC 740-10, *Income Taxes* ("ASC 740-10"). During the fiscal year ended

September 30, 2005, the Company reversed its policy of permanently reinvesting the earnings of its Mexican business. For the fiscal year ended October 2, 2009, U.S. income tax was provided on current earnings attributable to its operations in Mexico. No provision has been made for U.S. federal, state, or additional foreign income taxes that would be due upon the actual or deemed distribution of undistributed earnings of the other foreign subsidiaries, which have been, or are, intended to be, permanently reinvested.

The calculation of the Company's tax liabilities includes addressing uncertainties in the application of complex tax regulations. With the implementation effective September 29, 2007, ASC 740-(formerly referenced as FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109*), clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with GAAP. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company recognizes liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on its recognition threshold and measurement attribute of whether it is more likely than not that the positions the Company has taken in tax filings will be sustained upon tax audit, and the extent to which, additional taxes would be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period in which it is determined the liabilities are no longer necessary. If the estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed as incurred.

FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, short-term debt and accrued liabilities approximates fair value due to short-term maturities of these assets and liabilities. Fair values of long-term debt and investments are based on quoted market prices if available, and if not available a fair value is determined through a discounted cash flow analysis at the date of measurement.

COMPREHENSIVE INCOME (LOSS)

The Company accounts for comprehensive income (loss) in accordance with the provisions of ASC 220-*Comprehensive Income* ("ASC 220"). ASC 220 is a financial statement presentation standard that requires the Company to disclose non-owner changes included in equity but not included in net income or loss. Accumulated comprehensive loss presented in the financial statements consists of adjustments to the Company's auction rate securities and minimum pension liability as follows (in thousands):

	Pension Adjustments	Auction Rate Securities Adjustment	Accumulated Other Comprehensive Loss
Balance as of September 28, 2007	$(214)	$ —	$ (214)
Pension adjustment	(54)	—	(54)
Impairment of auction rate security	—	(912)	(912)
Balance as of October 3, 2008	$(268)	$(912)	$(1,180)
Pension adjustment	(200)	—	(200)
Balance as of October 2, 2009	$(468)	$(912)	$(1,380)

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

ASC 805

In December 2007, the FASB issued amendments to ASC 805-*Business Combinations(*"ASC 805"), which established principles and requirements for the acquirer of a business to recognize and measure in its financial statements the identifiable assets (including in-process research and development and defensive assets) acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The amendments to ASC 805 are effective for financial statements issued for fiscal years beginning after December 15, 2008. Prior to the adoption of ASC 805, in-process research and development costs were immediately expensed and acquisition costs were capitalized. Under ASC 805 all acquisition costs are expensed as incurred. The standard also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. In April 2009, the FASB updated ASC 805 to amend the provisions for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. This update also eliminates the distinction between contractual and non-contractual contingencies. The Company expects ASC 805 will have an impact on its consolidated financial statements, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions the Company consummates after the October 3, 2009 effective date.

ASC 810

In December 2007, the FASB issued amendments to ASC 810-*Consolidation* ("ASC 810"). ASC 810 amends previously issued authoritative literature to amend accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also amends certain of consolidation procedures for consistency with the requirements of ASC 805. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The statement shall be applied prospectively as of the beginning of the fiscal year in which the statement is initially adopted. The Company does not expect the adoption of ASC 810 to impact its results of operations or financial position because the Company does not have any minority interests.

ASC 820

In September 2006, the FASB issued ASC 820-*Fair Value Measurements and Disclosures* ("ASC 820"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. ASC 820 is effective for financial statements issued for fiscal years beginning after November 15, 2007 for financial assets carried at fair value, and years beginning after November 15, 2008 for non-financial assets not carried at fair value. The Company has determined that the adoption of ASC 820 will not have a material impact on the Company's results from operations or financial position.

ASC 825

In February 2007, the FASB issued ASC 825-*Financial Instruments* ("ASC 825"), including an amendment of ASC 320-*Investments-Debt and Equity Securities* ("ASC 320") , which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. ASC 825 is effective for the Company beginning on October 3, 2009. The adoption of ASC 825 will not have a material impact on the Company's results from operations or financial position.

ASC 470-20

In May 2008, the FASB issued ASC 470-20-*Debt, Debt with Conversions and Other Options* ("ASC 470-20"). ASC 470-20 alters the accounting treatment for convertible debt instruments that allow for either mandatory or optional cash settlements. ASC 470-20 is expected to impact the Company's accounting for its 2007 Convertible Notes and previously held Junior Notes. This authoritative accounting literature requires registrants with specified convertible note features to recognize (non-cash) interest expense based on the market rate for similar debt instruments without the conversion feature. Furthermore, pursuant to its retrospective accounting treatment, the accounting literature requires prior period interest expense recognition. ASC 470-20 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. The Company is currently evaluating ASC 470-20 and the impact that it will have on its Consolidated Financial Statements. The Company will adopt ASC Topic 470-20 on October 3, 2009.

ASC 855

In May 2009, the FASB established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. This guidance was included in the Codification under ASC 855-*Subsequent Events* ("ASC 855"), and became effective for the Company beginning with the third fiscal quarter of 2009. The Company performed an evaluation of subsequent events through November 30, 2009, and issued its financial statements on November 30, 2009.

ASC 105

In June 2009, the FASB established the FASB Accounting Standards Codification™ ("Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States ("GAAP"). This guidance was included in the Codification under ASC 105-*Generally Accepted Accounting Principles* ("ASC 105"). All prior accounting standard documents were superseded by the Codification and any accounting literature not included in the Codification is no longer authoritative. Rules and interpretive releases of the SEC issued under the authority of federal securities laws will continue to be sources of authoritative GAAP for SEC registrants. The Codification became effective for the Company beginning with the fourth fiscal quarter of 2009. Therefore, beginning with the fourth fiscal quarter of 2009, all references made by the Company to GAAP in its notes to the consolidated financial statements use the new Codification numbering system. The Codification does not change or alter existing GAAP and, therefore, did not have any impact on the Company's consolidated financial statements.

ASU 2009-13 and ASU 2009-14

In September 2009, the FASB reached a consensus on Accounting Standards Update ("ASU")-2009-13-*Revenue Recognition("ASC 605") — Multiple-Deliverable Revenue Arrangements* ("ASU 2009-13") and ASU 2009-14- *Software("ASC 985") — Certain Revenue Arrangements That Include Software Elements* ("ASU 2009-14"). ASU 2009-13 modifies the requirements that must be met for an entity to recognize revenue from the sale of a delivered item that is part of a multiple-element arrangement when other items have not yet been delivered. ASU 2009-13 eliminates the requirement that all undelivered elements must have either: i) VSOE or ii) third-party evidence, or TPE, before an entity can recognize the portion of an overall arrangement consideration that is attributable to items that already have been delivered. In the absence of VSOE or TPE of the standalone selling price for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. Overall arrangement consideration will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity's estimated selling price. The residual method of allocating arrangement consideration has been eliminated. ASU 2009-14 modifies the software revenue recognition guidance to exclude from its scope tangible products that contain both software and non-software components that function together to deliver a product's essential functionality. These new updates are effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of these ASUs will have on its consolidated financial statements.

3. BUSINESS COMBINATIONS

In 2009, the Company acquired all of the outstanding stock of Axiom Microdevices, Inc. ("Axiom") and purchased certain patents from other companies for $10.4 million in cash. The purchase of Axiom is not expected to have a significant impact on the Company's future results from operations and financial condition and therefore, proforma disclosures have been omitted.

4. MARKETABLE SECURITIES

The Company accounts for its investment in debt and equity securities in accordance with ASC 320-*Investments-Debt and Equity Securities*, and classifies them as "available for sale". At October 2, 2009, these securities consisted of $3.2 million in auction rate securities ("ARS"), which are long-term debt instruments which provide liquidity through a Dutch auction process that resets interest rates each period. The uncertainties in the credit markets have caused the ARS to become illiquid resulting in failed auctions.

During the fiscal year ended October 3, 2008, the Company performed a comprehensive valuation and discounted cash flow analysis on the ARS. The Company concluded the value of the ARS was $2.3 million thus the carrying value of these securities was reduced by $0.9 million, reflecting this change in fair value. The Company assessed the decline in fair value to be temporary and recorded this reduction in shareholders' equity in accumulated other comprehensive loss. The Company will continue to closely monitor the ARS and evaluate the appropriate accounting treatment in each reporting period. The Company holds no other auction rate securities.

5. FINANCIAL INSTRUMENTS

On October 4, 2008, the Company adopted ASC 820-*Fair Value Measurements and Disclosure* ("ASC 820"). In accordance with ASC 820-10-55, the Company has deferred the adoption of ASC 820 for non-financial assets and liabilities including intangible assets and reporting units measured at fair value in the first step of a goodwill impairment test. The Company will adopt the remainder of ASC 820 on October 3, 2009. In accordance with ASC 820, the Company groups its financial assets and liabilities measured at fair value on a recurring basis in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 — Valuation is based upon quoted market price for identical instruments traded in active markets.
- Level 2 — Valuation is based on quoted market prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3 — Valuation is generated from model-based techniques that use significant assumptions not observable in the market. Valuation techniques include use of discounted cash flow models and similar techniques.

Under ASC 820, the Company groups marketable securities measured at fair value on a recurring basis in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value.

The Company has cash equivalents classified as Level 1 and has no Level 2 securities. The marketable securities classified as Level 3 are auction rate securities.

The following table presents the balances of cash equivalents and marketable securities measured at fair value on a recurring basis as of October 2, 2009 (in thousands):

		Fair Value Measurements		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents:				
Money market/repurchase agreements	$355,388	$355,388	$—	$ —
Auction rate securities	2,288	—	—	2,288
Total	$357,676	$355,388	$—	$2,288

6. INVENTORY

Inventories consist of the following (in thousands):

	As of	
	October 2, 2009	October 3, 2008
Raw materials	$ 9,889	$ 8,005
Work-in-process	56,074	64,305
Finished goods	12,950	18,711
Finished goods held on consignment by customers	7,184	12,770
Total inventories	$86,097	$103,791

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following (in thousands):

	As of	
	October 2, 2009	October 3, 2008
Land	$ 9,423	$ 9,423
Land and leasehold improvements	5,063	4,989
Buildings	39,992	39,708
Furniture and Fixtures	24,450	24,889
Machinery and equipment	393,566	382,582
Construction in progress	19,209	29,845
Total property, plant and equipment, gross	491,703	491,436
Accumulated depreciation and amortization	(329,404)	(318,076)
Total property, plant and equipment, net	$ 162,299	$ 173,360

8. GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets consist of the following (in thousands):

	Weighted Average Amortization Period (Years)	October 2, 2009			October 3, 2008		
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Goodwill		$482,893	$ —	$482,893	$483,671	$ —	$483,671
Amortized intangible assets							
Developed technology	5-10	$ 13,750	$ (8,899)	$ 4,851	$ 11,850	$ (7,533)	$ 4,317
Customer relationships	5-10	21,510	(12,697)	8,813	21,210	(9,650)	11,560
Patents	3	2,417	(1,105)	1,312	900	(300)	600
Other	.5-3	3,549	(3,549)	—	2,649	(2,649)	—
		41,226	(26,250)	14,976	36,609	(20,132)	16,477
Unamortized intangible assets							
Trademarks		3,269	—	3,269	3,269	—	3,269
Total intangible assets		$ 44,495	$(26,250)	$ 18,245	$ 39,878	$(20,132)	$ 19,746

Annual amortization expense related to intangible assets is as follows (in thousands):

	Fiscal Years Ended		
	October 2, 2009	October 3, 2008	September 28, 2007
Amortization expense	$6,118	$6,933	$2,144

The changes in the gross carrying amount of goodwill and intangible assets are as follows:

	Goodwill	Developed Technology	Customer Relationships	Patents and Other	Trademarks	Total
Balance as of September 28, 2007	$480,890	$10,550	$12,700	$ 122	$3,269	$507,531
Additions during period	13,779	1,300	8,510	3,427	—	27,016
Deductions during year	(10,998)	—	—	—	—	(10,998)
Balance as of October 3, 2008	$483,671	$11,850	$21,210	$3,549	$3,269	$523,549
Additions during period	6,395	1,900	300	2,417	—	11,012
Deductions during year	(7,173)	—	—	—	—	(7,173)
Balance as of October 2, 2009	$482,893	$13,750	$21,510	$5,966	$3,269	$527,388

In 2009, the Company acquired all of the outstanding stock of Axiom and purchased certain patents from other companies for $10.4 million in cash. This resulted in the allocation of approximately $6.4 million to goodwill. The purchase of Axiom is not expected to have a significant impact on the Company's future results from operations and financial condition.

In October 2007, the Company paid $32.6 million in cash to acquire certain assets from two separate companies resulting in the allocation of approximately $13.8 million to goodwill.

Goodwill is adjusted as required as a result of the realization of deferred tax assets. The benefit from the recognition of a portion of these deferred items reduces the carrying value of goodwill instead of reducing income tax expense. Accordingly, future realization of certain deferred tax assets will reduce the carrying value of goodwill. For the fiscal years ended October 2, 2009, October 3, 2008, and September 28, 2007, goodwill was reduced by

$7.2 million, $11.0 million, and $12.5 million, respectively. The remaining deferred tax assets that could reduce goodwill in future periods are $0.4 million as of October 2, 2009.

The Company tests its goodwill for impairment annually as of the first day of its fourth fiscal quarter and in interim periods if certain events occur indicating that the carrying value of goodwill may be impaired. In accordance with ASC 350, *Intangibles-Goodwill and Other,* the Company performed a goodwill impairment test and determined that as of July 4, 2009, its goodwill was not impaired.

Annual amortization expense related to intangible assets is expected to be as follows (in thousands):

	2010	2011	2012	2013	2014
Amortization expense	$6,002	$5,052	$3,783	$139	$—

9. BORROWING ARRANGEMENTS

LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

	Fiscal Years Ended	
	October 2, 2009	October 3, 2008
2007 Convertible Notes	$79,733	$137,616
Less-current maturities	32,617	—
Total long-term debt	$47,116	$137,616

On March 2, 2007, the Company issued $200.0 million aggregate principal amount of convertible subordinated notes ("2007 Convertible Notes"). The offering contained two tranches. The first tranche consisted of $100.0 million of 1.25% convertible subordinated notes due March 2010. The second tranche consisted of $100.0 million of 1.50% convertible subordinated notes due March 2012. The conversion price of the 2007 Convertible Notes is 105.0696 shares per $1,000 principal amount of notes to be redeemed, which is the equivalent of a conversion price of approximately $9.52 per share, plus accrued and unpaid interest, if any, to the conversion date. Holders may require the Company to repurchase the 2007 Convertible Notes upon a change in control of the Company. The Company pays interest in cash semi-annually in arrears on March 1 and September 1 of each year. It has been the Company's historical practice to cash settle the principal and interest components of convertible debt instruments, and it is its intention to continue to do so in the future, including settlement of the 2007 Convertible Notes.

During the first quarter of fiscal 2009, the Company redeemed $40.5 million of principal amount of the 1.50% convertible subordinated notes at an average price of 92.6% of par value. A discount of approximately $2.9 million offset by approximately $0.9 million in deferred financing costs was recorded as a gain during the period. The Company also redeemed $17.4 million of principal amount of the 1.25% convertible subordinated notes during the fourth quarter of fiscal 2009. A premium of approximately $6.0 million, along with approximately $0.1 million in deferred financing costs was recorded as a charge against earnings.

During the fiscal year ended October 3, 2008, the Company redeemed $50.0 million and $12.4 million in aggregate principal amount of the 1.25% and 1.50% convertible subordinated notes, respectively, at an average price of 109.0% of par value. A premium of approximately $5.8 million, along with approximately $1.0 million in deferred financing costs was recorded as a charge against earnings in fiscal 2008.

On December 21, 2006, the Financial Accounting Standards Board ("FASB") issued ASC 825, *Financial Instruments* ("ASC 825"). ASC 825 specifies that the contingent obligation to make future payments, or otherwise transfer consideration under a registration payment arrangement, should be separately recognized and measured in accordance with ASC 450, *Contingencies*. The Company adopted ASC 825 on September 29, 2007. The Company agreed to file a shelf registration statement under the Securities Act of 1933 (the "Securities Act") not later than 120 days after the first date of original issuance of the 2007 Convertible Notes. The Company agreed to utilize commercially reasonable efforts to have this shelf registration statement declared effective not later than 180 days after the first date of original issuance of the notes, and to keep it effective until the earliest of: 1) two years from the effective date of the shelf registration statement; 2) the date when all registrable securities have been registered under the Securities Act and disposed of; and 3) the date on which all registrable securities held by non-affiliates are eligible to be sold to the public pursuant to Rule 144(k) under the Securities Act. The Company filed the shelf registration statement within 120 days of the original issuance of the 2007 Convertible Notes and the shelf registration statement was declared effective within 180 days after the first date of original issuance of the notes. If the shelf registration statement ceases to be effective within two years from the effective date of the shelf registration statement the Company will be obligated to pay an additional 0.25% interest per annum for the first 90 days after the occurrence of the registration default and at the rate of 0.50% per annum thereafter. The Company has concluded that it is not probable that a contingent liability has been incurred at October 2, 2009 pursuant to the application of ASC 450 and thus has not recorded a liability.

Aggregate annual maturities of long-term debt are as follows (in thousands):

Fiscal Year	Maturity
2010	$32,617
2011	—
2012	47,116
	$79,733

SHORT-TERM DEBT

Short-term debt consists of the following (in thousands):

	Fiscal Years Ended	
	October 2, 2009	October 3, 2008
Current maturities of long-term debt	$32,617	$ —
Facility Agreement	50,000	50,000
	$82,617	$50,000

On July 15, 2003, the Company entered into a receivables purchase agreement under which it has agreed to sell from time to time certain of its accounts receivable to Skyworks USA, Inc. ("Skyworks USA"), a wholly-owned special purpose entity that is consolidated for accounting purposes. Concurrently, Skyworks USA entered into an agreement with Wachovia Bank, N.A. providing for a $50.0 million credit facility ("Facility Agreement") secured by the purchased accounts receivable. As a part of the consolidation, any interest incurred by Skyworks USA related to monies it borrows under the Facility Agreement is recorded as interest expense in the Company's results of operations. The Company performs collections and administrative functions on behalf of Skyworks USA. The Company renewed the Facility Agreement on July 9, 2009 for a one year term. Interest related to the Facility Agreement is at LIBOR plus 0.75%. As of October 2, 2009, Skyworks USA had borrowed $50.0 million under this agreement.

10. INCOME TAXES

Income before income taxes consists of the following components (in thousands):

	Fiscal Years Ended		
	October 2, 2009	October 3, 2008	September 28, 2007
United States	$61,593	$79,931	$54,685
Foreign	4,153	2,257	2,085
	$65,746	$82,188	$56,770

The provision (benefit) for income taxes consists of the following (in thousands):

	Fiscal Years Ended		
	October 2, 2009	October 3, 2008	September 28, 2007
Current tax expense (benefit):			
Federal	$ (251)	$ 1,310	$ —
State	(413)	(72)	(461)
Foreign	966	(94)	1,149
	302	1,144	688
Deferred tax expense (benefit):			
Federal	(27,752)	(36,405)	(1,672)
State	—	—	—
Foreign	(93)	(571)	104
	(27,845)	(36,976)	(1,568)
Charge in lieu of tax expense	—	7,014	—
Provision (benefit) for income taxes	$(27,543)	$(28,818)	$ (880)

The actual income tax expense is different than that which would have been computed by applying the federal statutory tax rate to income before income taxes. A reconciliation of income tax expense as computed at the United States Federal statutory income tax rate to the provision for income tax expense follows (in thousands):

	Fiscal Years Ended		
	October 2, 2009	October 3, 2008	September 28, 2007
Tax expense at United States statutory rate	$ 23,011	$ 28,766	$ 19,870
Foreign tax rate difference	(580)	(436)	(301)
Deemed dividend from foreign subsidiary	774	102	—
Research and development credits	(7,211)	(7,970)	(7,495)
Change in tax reserve	295	(999)	(461)
Change in valuation allowance	(45,510)	(59,315)	(14,306)
Charge in lieu of tax expense	—	7,014	—
Foreign withholding tax	—	—	825
Non deductible debt retirement premium	2,001	1,741	—
Alternative minimum tax	(958)	1,306	—
Other, net	635	973	988
Provision (benefit) for income taxes	$(27,543)	$(28,818)	$ (880)

During the fiscal years ended October 2, 2009, October 3, 2008 and September 28, 2007, the valuation allowance was reduced by $12.8 million, including $5.6 million related to acquired Axiom deferred tax assets, $11.0 million and $12.5 million, respectively, resulting from the partial recognition of certain acquired tax benefits that were subject to a valuation allowance at the time of acquisition, the realization of which required a reduction of goodwill. Of this amount, $0.0 million, $7.0 million and $0.0 million is included in the charge in lieu of tax expense in the table above for fiscal 2009, fiscal 2008 and fiscal 2007, respectively, and $12.8 million, $4.0 million and $12.5 million is included in the change in the valuation allowance for fiscal 2009, fiscal 2008 and fiscal 2007, respectively.

Deferred income tax assets and liabilities consist of the tax effects of temporary differences related to the following (in thousands):

	Fiscal Years Ended	
	October 2, 2009	October 3, 2008
Deferred Tax Assets:		
Current:		
Inventories	$ 5,261	$ 3,726
Bad debts	1,025	329
Accrued compensation and benefits	3,219	3,460
Product returns, allowances and warranty	686	849
Restructuring	1,503	888
Current deferred tax assets	11,694	9,252
Less valuation allowance	(963)	(3,420)
Net current deferred tax assets	10,731	5,832

	Fiscal Years Ended	
	October 2, 2009	October 3, 2008
Long-term:		
Property, plant and equipment	3,762	9,726
Intangible assets	11,121	9,904
Retirement benefits and deferred compensation	15,576	13,817
Net operating loss carryforwards	24,438	44,903
Federal tax credits	42,787	37,170
State investment credits	21,513	19,106
Other — net	180	733
Long-term deferred tax assets	119,377	135,359
Less valuation allowance	(25,630)	(79,429)
Net long-term deferred tax assets	93,747	55,930
Deferred tax assets	131,071	144,611
Less valuation allowance	(26,593)	(82,849)
Net deferred tax assets	104,478	61,762
Deferred Tax Liabilities:		
Current:		
Prepaid insurance	(787)	(739)
Other — net	(5,439)	(2,221)
Current deferred tax liabilities	(6,226)	(2,960)
Long-term:		
Intangible assets	(2,267)	(2,738)
Long-term deferred tax liabilities	(2,267)	(2,738)
Net deferred tax liabilities	(8,493)	(5,698)
Total deferred tax assets	$ 95,985	$ 56,064

In accordance with GAAP, management has determined that it is more likely than not that a portion of its historic and current year income tax benefits will not be realized. As of October 2, 2009, the Company has maintained a valuation allowance for deferred tax assets of $26.6 million, principally related to state research tax credits that management has determined is more likely than not that it will not be realized. The net change in the valuation allowance of $56.3 million during fiscal 2009 is principally due to the recognition of tax benefits offset against current year taxable income of $85.7 million and a reduction in the end of year valuation allowance of $40.9 million based on the Company's assessment of the amount of deferred tax assets that are realizable on a more likely than not basis. When recognized, the tax benefits relating to any future reversal of the valuation allowance on deferred tax assets at October 2, 2009 will be accounted for as follows: approximately $22.3 million will be recognized as an income tax benefit, $0.4 million will be recognized as a reduction to goodwill and $3.9 million will be recognized as an increase to shareholders' equity for certain tax deductions from employee stock options.

Based on the Company's evaluation of the realizability of its United States net deferred tax assets and other future deductible items through the generation of future taxable income, $40.9 million of the Company's valuation allowance was reversed at October 2, 2009. The amount reversed consisted of $27.7 million recognized as income tax benefit, and $13.2 million recognized as a reduction to goodwill. Deferred tax assets have been recognized for foreign operations when management believes they will more likely than not be recovered during the carryforward period. The Company will continue to assess its valuation allowance in future periods.

As of October 2, 2009, the Company has United States federal net operating loss carryforwards of approximately $71.1 million, which will expire at various dates through 2028 and aggregate state net operating loss carryforwards of approximately $2.3 million, which will expire at various dates through 2018. The Company also has United States federal and state income tax credit carryforwards of approximately $64.3 million. The United States federal tax credits expire at various dates through 2029. The state tax credits relate primarily to California research tax credits which can be carried forward indefinitely.

No provision has been made for United States federal, state, or additional foreign income taxes related to approximately $4.9 million of undistributed earnings of foreign subsidiaries which have been or are intended to be permanently reinvested. It is not practicable to determine the United States federal income tax liability, if any, which would be payable if such earnings were not permanently reinvested.

The Company adopted ASC 740 — *Income Taxes* — (formerly referenced as FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109*) as of the beginning of fiscal year 2008. As of October 3, 2008, the Company's gross unrecognized tax benefits totaled $7.9 million. As of October 2, 2009, the Company's gross unrecognized tax benefits totaled $8.9 million. Included in this amount is $6.5 million which would impact the effective tax rate, if recognized. The remaining unrecognized tax benefits would not impact the effective tax rate, if recognized, due to the Company's valuation allowance. There are no positions which the Company anticipates could change within the next twelve months.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (in thousands):

Balance at October 3, 2008	$7,874
Decreases based on positions related to prior years	(82)
Increases based on positions related to current year	1,074
Decreases relating to lapses of applicable statutes of limitations	(7)
Balance at October 2, 2009	$8,859

The Company's major tax jurisdictions as of October 2, 2009 are the U.S., California, and Iowa. For the U.S., the Company has open tax years dating back to fiscal year 1998 due to the carryforward of tax attributes. For California, the Company has open tax years dating back to fiscal year 2002 due to the carryforward of tax attributes. For Iowa, the Company has open tax years dating back to fiscal year 2002 due to the carryforward of tax attributes.

During the year ended October 2, 2009, there was no significant recognition of previously unrecognized tax benefits related to the expiration of the statute of limitations period. Total year-to-date accrued interest related to the Company's unrecognized tax benefits was $0.0 million.

11. STOCKHOLDERS' EQUITY

COMMON STOCK

The Company is authorized to issue (1) 525,000,000 shares of common stock, par value $0.25 per share, and (2) 25,000,000 shares of preferred stock, without par value.

Holders of the Company's common stock are entitled to such dividends as may be declared by the Company's Board of Directors out of funds legally available for such purpose. Dividends may not be paid on common stock unless all accrued dividends on preferred stock, if any, have been paid or declared and set aside. In the event of the Company's liquidation, dissolution or winding up, the holders of common stock will be entitled to share pro rata in the assets remaining after payment to creditors and after payment of the liquidation preference plus any unpaid dividends to holders of any outstanding preferred stock.

Each holder of the Company's common stock is entitled to one vote for each such share outstanding in the holder's name. No holder of common stock is entitled to cumulate votes in voting for directors. The Company's second amended and restated certificate of incorporation provides that, unless otherwise determined by the Company's Board of Directors, no holder of common stock has any preemptive right to purchase or subscribe for any stock of any class which the Company may issue or sell.

In March 2007, the Company repurchased approximately 4.3 million of its common shares for $30.1 million as authorized by the Company's Board of Directors. The Company has no publicly disclosed stock repurchase plans.

At October 2, 2009, the Company had 177,873,067 shares of common stock issued and 172,815,222 shares outstanding.

PREFERRED STOCK

The Company's second amended and restated certificate of incorporation permits the Company to issue up to 25,000,000 shares of preferred stock in one or more series and with rights and preferences that may be fixed or designated by the Company's Board of Directors without any further action by the Company's stockholders. The designation, powers, preferences, rights and qualifications, limitations and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to such series, which will specify the terms of the preferred stock. At October 2, 2009, the Company had no shares of preferred stock issued or outstanding.

EMPLOYEE STOCK BENEFIT PLANS

The following table summarizes pre-tax share-based compensation expense related to employee stock options, restricted stock grants, performance stock grants, employee stock purchases, and management incentive compensation under ASC 718 for the fiscal years ended October 2, 2009, October 3, 2008, and September 28, 2007, respectively.

	Fiscal Years Ended		
	October 2, 2009	October 3, 2008	September 28, 2007
		(In thousands)	
Stock Options	$12,669	$13,046	$ 7,781
Non-vested restricted stock with service and market conditions	3,144	3,935	2,501
Non-vested restricted stock with service conditions	1,088	1,111	1,451
Performance shares	5,003	3,525	655
Employee Stock Purchase Plan	1,562	1,595	1,349
	$23,466	$23,212	$13,737

Share-based compensation for the fiscal year ended October 2, 2009 and October 3, 2008 includes approximately $2.1 million and $1.7 million, respectively, related to the portions of fiscal 2009 and fiscal 2008 short-term management incentive compensation that exceeded target metrics which were paid in common stock after year end. The Company anticipates an immaterial amount of share dilution as a result of this arrangement.

Employee Stock Purchase Plan

The Company maintains a domestic and an international employee stock purchase plan. Under these plans, eligible employees may purchase common stock through payroll deductions of up to 10% of compensation. The price per share is the lower of 85% of the market price at the beginning or end of each offering period (generally six months). The plans provide for purchases by employees of up to an aggregate of 8.1 million shares through December 31, 2012. Shares of common stock purchased under these plans in fiscal 2009, 2008, and 2007 were 1,058,736, 790,556, and 830,103, respectively. At October 2, 2009, there are 1.6 million shares available for purchase. The Company recognized compensation expense of $1.6 million for both the fiscal years ended October 2, 2009 and October 3, 2008, and $1.3 million for the fiscal year ended September 28, 2007.

Employee and Director Stock Option Plans

The Company has share-based compensation plans under which employees and directors may be granted options to purchase common stock. Options are generally granted with exercise prices at not less than the fair market value on the grant date, generally vest over 4 years and expire 7 or 10 years after the grant date. As of October 2, 2009, a total of 83.1 million shares are authorized for grant under the Company's share-based compensation plans, with 18.4 million options outstanding. The number of common shares reserved for granting of future awards to employees and directors under these plans was 15.0 million at October 2, 2009. The remaining unrecognized compensation expense on stock options at October 2, 2009 was $16.0 million, and the weighted average period over which the cost is expected to be recognized is approximately 2.2 years.

As of October 2, 2009, the Company had 10 equity compensation plans under which its equity securities were authorized for issuance to its employees and/or directors:

- the 1994 Non-Qualified Stock Option Plan
- the 1996 Long-Term Incentive Plan
- the Directors' 1997 Non-Qualified Stock Option Plan
- the 1999 Employee Long-Term Incentive Plan
- the Directors' 2001 Stock Option Plan
- the Non-Qualified Employee Stock Purchase Plan
- the 2002 Employee Stock Purchase Plan
- the Washington Sub, Inc. 2002 Stock Option Plan
- the 2005 Long-Term Incentive Plan
- the 2008 Director Long-Term Incentive Plan

Except for the 1999 Employee Long-Term Incentive Plan, the Washington Sub, Inc. 2002 Stock Option Plan and the Non-Qualified Employee Stock Purchase Plan, each of the foregoing equity compensation plans was approved by the Company's stockholders. The 1999 Employee Long-Term Incentive Plan expired on April 26, 2009.

Restricted Stock Awards Issued in connection with the Fiscal Year 2008 Management Incentive Plan

The Company issued 238,706 shares of common stock in fiscal year 2009 to certain key employees based on the Company's exceeding target metrics under the fiscal year 2008 Management Incentive Plan. The Company recorded $1.7 million in expense during fiscal year 2008 as a result of this performance.

Restricted Stock Awards with Service Conditions

The Company's share-based compensation plans provide for awards of restricted shares of common stock and other stock-based incentive awards to officers, other employees and certain non-employees. Restricted stock awards are subject to forfeiture if employment terminates during the prescribed retention period (generally within four years of the date of award).

The Company granted 10,000, 50,000, and 38,000 shares of restricted stock in the fiscal years ended October 2, 2009, October 3, 2008, and September 28, 2007, respectively, with a four year graded vesting. The remaining unrecognized compensation expense on restricted stock with service conditions outstanding at October 2, 2009 was $0.4 million, and the weighted average period over which the cost is expected to be recognized is 2.9 years.

The Company also granted 37,500 shares of restricted stock during the fiscal year ended October 2, 2009 that will vest over a two-year period (100% at the end of year 2). The remaining unrecognized compensation expense on restricted stock with service conditions outstanding at October 2, 2009 was $0.1 million, and the weighted average period over which the cost is expected to be recognized is approximately 1.7 years.

In addition, during both the fiscal years ended October 2, 2009, and October 3, 2008, under the 2008 Director Long-Term Incentive Plan, the Company issued a total of 100,000 restricted stock awards to Directors with a three-year graded vesting. The remaining unrecognized compensation expense on restricted stock with service conditions outstanding at October 2, 2009 was $1.0 million. The weighted average period over which the cost is expected to be recognized is approximately 2.4 years.

Restricted Stock Awards with Market Conditions and Service Conditions

The Company granted 576,688 and 606,488 shares of restricted stock during the fiscal years ended October 3, 2008, and September 28, 2007, respectively, with service and market conditions on vesting. If the restricted stock recipient meets the service condition but not the market condition in years 1, 2, 3 and 4, then the restricted stock vests 0% at the end of year 1, 33.3% at the end of year 2, 33.3% at the end of year 3 and 33.3% at the end of year 4. The market condition allows for accelerated vesting of the award as of the first, second and if not previously accelerated, the third anniversaries of the grant date. Specifically, if the Company's stock performance meets or exceeds the 60th percentile of its selected peer group for the years ended on each of the first three anniversaries of the grant date, then 33.3% of the award vests upon each anniversary (up to 100%). The Company calculated a derived service period of approximately 3.0 years using a Monte-Carlo simulation to simulate a range of possible future stock prices for the Company and the members of the Company's selected peer group.

The remaining unrecognized compensation expense on restricted stock with market and service conditions outstanding at October 2, 2009 was $0.6 million. This cost is expected to be recognized during the first quarter of fiscal 2010.

Performance Units with Milestone-Based Performance Conditions

The Company granted 56,000, 160,500, and 223,200 performance units with milestone-based performance conditions to non-executives during the fiscal years ended October 2, 2009, October 3, 2008, and September 28, 2007, respectively. The performance units will convert to common stock at such time that the performance conditions are deemed to be achieved. The performance units will be expensed over implicit performance periods ranging from 11-34 months. The Company will utilize both quantitative and qualitative criteria to judge whether the milestones are probable of achievement. If the milestones are deemed to be not probable of achievement, no expense will be recognized until such time as they become probable of achievement. If a milestone is initially deemed probable of achievement and subsequent to that date it is deemed to be not probable of achievement, the Company will discontinue recording expense on the units. If the milestone is deemed to be improbable of achievement, any expense recorded on those performance units will be reversed. As of the fiscal year ended October 2, 2009, October 3, 2008, and September 28, 2007, the fair value of the performance units at the date of grant were $0.6 million, $1.4 million, and $1.5 million, respectively. The Company issued 30,419 shares, 100,466 shares, and 103,688 shares in fiscal 2009, 2008, and fiscal 2007, respectively as a result of milestone achievement. In addition, certain other milestones were deemed to be probable of achievement thus, the Company recorded total compensation expense of $(0.1) million, $1.2 million, and $0.7 million in the fiscal years ended October 2, 2009, October 3, 2008, and September 28, 2007, respectively.

2007 Executive Performance Share Awards

The Company awarded 725,000 performance shares based on future stock price appreciation to executives during the fiscal year ended October 3, 2008. Each executive had the ability to earn Nominal (50% of Target), Target, Stretch (150% of Target), or no shares depending on performance within a three year period. On November 6, 2007, a base price was set (based on the trailing 60 day average stock price) and stock price hurdles were set (based on appreciation of 20%, 40% and 60% of the base price). Actual performance would have been measured using a rolling 60 day average and shares would have been locked in when Skyworks met or exceeded a stock price hurdle. Shares were not cumulative and each targeted stock price was a "hurdle" (there was no interpolation for performance between hurdles). Locked in shares would have been delivered to the executive at the end of the three year period as long as the executive was actively employed. If the Nominal stock price hurdle (1st Hurdle) was not met or exceeded by the end of the three year period then the shares would have expired. If a change of control had occurred within the three year performance period then the executive would have received the higher of the actual amount earned (locked in) or Target (the last day of the 60 day average would have included the closing price on the date of the transaction). As of the fiscal year ended October 3, 2008, the fair value of the performance units at the date of grant was $7.5 million. These awards were forfeited by the executives on June 9, 2009 and replaced with the 2009 Executive Restricted Stock and Performance Share Awards as described below.

2009 Executive Restricted Stock and Performance Share Awards

On June 4, 2009, the Company gave its executives the opportunity to forfeit the aforementioned performance shares that were valued on November 6, 2007 and the executives received in its place a modified award with both a restricted stock component and performance share component. On June 10, 2009, the Company modified the November 6, 2007 performance shares by issuing 337,500 restricted stock awards based on a service condition. These restricted shares will cliff vest on November 6, 2010 provided the executive continues employment with the Company through such date. The performance share award component can be earned by the executive if the following conditions are met: The target relative stock price condition shall be deemed met on November 6, 2010 if the percentage change in the price of the Company's stock price exceeds the 60th percentile of a peer group as selected by the Company's compensation committee. Should such condition be met the executive will be issued an additional 337,500 shares of common stock (50% on November 6, 2010 and 50% on November 6, 2011 should the executive continue employment with the Company through such dates). The stretch relative stock price condition shall be deemed met on November 6, 2010 if the percentage change in the price of the Company's stock price exceeds the 70th percentile of a peer group as selected by the Company's compensation committee. Should such condition be met the executive will be granted an additional 337,500 shares of common stock (50% on November 6, 2010 and 50% on November 6, 2011 should the executive continue employment with the Company through such dates). The measurement period for both the aforementioned target relative stock price condition and the stretch stock price condition was deemed to have started on November 6, 2007, and will end on November 6, 2010. Compensation expense of $4.7 million has been recorded ratably between November 6, 2007 and the fiscal year ended October 2, 2009. The amount of additional compensation expense that will be recorded as a result of the modification of the November 6, 2007 performance share awards and the replacement of those awards with the 2009 Executive Restricted Stock and Performance Share Awards will be $1.7 million (assuming all service and performance conditions are achieved).

2009 Operating Margin Performance Awards

The Company awarded 846,456 performance shares to executives and key employees based on operating margin performance for fiscal year 2009. Each participant has the ability to earn Minimum (50% of Target), Target,

Stretch, or Maximum (200% of Target), depending on performance as publicly announced by the Company following the fiscal year end. Upon achievement of the performance target, the participants will earn the corresponding number of shares issued as follows: One-third on the initial issuance date anniversary of November 4, 2009 and one-third on each of the second and third anniversary of the initial issuance date, providing the employee is actively employed. As of the fiscal year ended October 2, 2009, the fair value of the performance units at the date of grant was $6.7 million. At October 2, 2009, the Company had recorded total compensation expense of $2.7 million.

Share-Based Compensation Plans for Director

The Company has four share-based compensation plans under which options and restricted stock have been granted for non-employee directors — the 1994 Non-Qualified Stock Option Plan, the 1997 Directors' Non-Qualified Stock Option Plan, the Directors' 2001 Stock Option Plan, and the 2008 Directors' Long-Term Incentive Plan. Under the four plans, a total of 2.2 million shares have been authorized for option grants. Under the current 2008 Directors' Long-Term Incentive Plan, a total of 0.4 million shares are available for new grants as of October 2, 2009. The 2008 Directors' Long-Term Incentive Plan is structured to provide options and restricted common stock to non-employee directors as follows: a new director receives a total of 25,000 options and 12,500 shares of restricted common stock upon becoming a member of the Board; and continuing directors receive 12,500 shares of restricted common stock after each Annual Meeting of Stockholders. Under this plan, the option price is the fair market value at the time the option is granted. All options granted are exercisable at 25% per year beginning one year from the date of grant. The maximum contractual term of the director plans is 10 years (excluding the 2008 Directors' Long-Term Incentive Plan which has a maximum contractual term of 7 years). As of October 2, 2009, a total of 0.8 million options at a weighted average exercise price of $9.89 per share were outstanding under these four plans, and 0.7 million options were exercisable at a weighted average exercise price of $10.40 per share. The remaining unrecognized compensation expense on director stock options at October 2, 2009 was $0.2 million and the weighted average period over which the cost is expected to be recognized is approximately 1.1 years. There were 105,000 options exercised under these plans during the fiscal year ended October 2, 2009, and 60,000 options exercised under these plans during both the fiscal years ended October 3, 2008 and September 28, 2007. The above-mentioned activity for the share-based compensation plans for directors is included in the option tables below.

Distribution and Dilutive Effect of Options

The following table illustrates the grant dilution and exercise dilution:

	Fiscal Years Ended		
	October 2, 2009	October 3, 2008	September 28, 2007
		(In thousands)	
Shares of common stock outstanding	172,815	165,592	161,101
Granted	3,596	3,002	3,192
Cancelled/forfeited	(4,702)	(3,628)	(4,495)
Expired	—	—	—
Net options granted	(1,106)	(626)	(1,303)
Grant dilution(1)	(0.6)%	(0.4)%	(0.8)%
Exercised	5,203	2,582	1,707
Exercise dilution(2)	3.0%	1.6%	1.1%

(1) The percentage for grant dilution is computed based on net options granted as a percentage of shares of common stock outstanding.

(2) The percentage for exercise dilution is computed based on options exercised as a percentage of shares of common stock outstanding.

General Option Information

A summary of stock option transactions follows (shares in thousands):

		Options Outstanding	
	Shares Available for Grant	Shares	Weighted Average Exercise Price of Shares under Plan
Balance outstanding at September 29, 2006	15,031	30,878	$12.17
Granted(1)	(4,524)	3,192	6.78
Exercised	—	(1,707)	4.84
Cancelled/forfeited(2)	3,247	(4,495)	12.47
Additional shares reserved	—	—	—
Balance outstanding at September 28, 2007	13,754	27,868	$11.96
Granted(1)	(5,965)	3,002	9.25
Exercised	—	(2,582)	6.99
Cancelled/forfeited(2)	826	(3,628)	17.52
Additional shares reserved	720	—	—
Balance outstanding at October 3, 2008	9,335	24,660	$11.38
Granted(1)	(9,342)	3,596	7.33
Exercised	—	(5,203)	7.43
Cancelled/forfeited(2)	2,478	(4,702)	16.32
Additional shares reserved	12,500	—	—
Balance outstanding at October 2, 2009	14,971	18,351	$10.44

(1) "Granted" under "Shares Available for Grant" includes restricted and performance stock awards for the years ended October 2, 2009, October 3, 2008, and September 28, 2007 of 3.8 million, 2.0 million, and 0.9 million shares, respectively. Pursuant to the plan under which they were awarded, these restricted and performance stock grants are deemed equivalent to the issue of 5.7 million, 3.0 million, and 1.3 million stock options, respectively.

(2) "Cancelled" under "Shares Available for Grant" do not include any cancellations under terminated plans. For the years ended October 2, 2009, October 3, 2008 and September 28, 2007, cancellations under terminated plans were 3.0 million, 2.5 million, and 1.6 million shares, respectively. "Cancelled" under "Shares Available for Grant" also include restricted and performance grants cancellations of 1.4 million, 0.2 million and 0.2 million for the fiscal years ended October 2, 2009, October 3, 2008 and September 28, 2007, respectively. Pursuant to the plan under which they were awarded, these cancellations are deemed equivalent to the cancellation of 2.1 million, 0.3 million and 0.3 million stock options for the fiscal years ended October 2, 2009, October 3, 2008 and September 28, 2007, respectively.

Options exercisable at the end of each fiscal year (shares in thousands):

	Shares	Weighted Average Exercise Price
2009	11,398	$12.20
2008	17,687	$12.86
2007	20,909	$13.72

The following table summarizes information concerning currently outstanding and exercisable options as of October 2, 2009 (shares and aggregate intrinsic value in thousands):

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value	Options Exercisable	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price per Share	Aggregate Intrinsic Value
$3.45 - $6.73	4,295	5.3	$ 5.71	$26,577	2,606	4.8	$ 5.46	$16,795
$6.74 - $8.48	3,707	7.2	$ 7.25	17,258	371	5.7	$ 7.50	1,632
$8.54 - $9.33	5,093	5.9	$ 9.18	13,879	3,336	5.0	$ 9.10	9,338
$9.40 - $14.56	2,286	3.8	$11.07	2,867	2,115	3.3	$11.13	2,582
$15.18 - $21.31	2,385	1.5	$20.75	—	2,385	1.5	$20.75	—
$21.93 - $61.40	585	1.2	$31.85	—	585	1.2	$31.85	—
	18,351	5.0	$10.44	$60,581	11,398	3.7	$12.20	$30,347

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the Company's closing stock price of $11.90 as of October 2, 2009, which would have been received by the option holders had all option holders exercised their options as of that date. The aggregate intrinsic value of options exercised for the fiscal years ended October 2, 2009, October 3, 2008, and September 28, 2007 were $16.5 million, $7.5 million, and $4.4 million, respectively. The intrinsic fair value of stock options vested at October 2, 2009, October 3, 2008, and September 28, 2007 were $39.1 million, $54.7 million, and $58.8 million, respectively. The total number of in-the-money options exercisable as of October 2, 2009 was 7.7 million.

Restricted Shares and Performance Unit Information

A summary of the share transactions follows (shares in thousands):

	Shares	Weighted Average Grant-Date Fair Value
Balance Outstanding at September 29, 2006	1,154	$5.17
Granted	768	6.86
Vested(1)	(616)	5.51
Forfeited	(86)	5.41
Balance Outstanding at September 28, 2007	1,220	$6.04
Granted	827	8.82
Vested(1)	(691)	6.08
Forfeited	(47)	6.76
Balance Outstanding at October 3, 2008	1,309	$7.75
Granted	754	8.27
Vested(1)	(1,023)	7.22
Forfeited	(125)	8.33
Balance Outstanding at October 2, 2009	915	$8.69

(1) Restricted stock vested during the fiscal years ended October 2, 2009, October 3, 2008, and September 28, 2007 were 484,997 shares, 590,092 shares, and 512,256 shares, respectively. Performance units vested during the fiscal years ended October 2, 2009, October 3, 2008, and September 28, 2007 were 30,419 shares, 100,466 shares, and 103,688 shares, respectively. During the fiscal year ended October 2, 2009, 238,706 shares of common stock were issued to certain key employees based on exceeding target metrics of the fiscal year 2008 management incentive program.

Valuation and Expense Information under ASC 718

The following table summarizes pre-tax share-based compensation expense related to employee stock options, employee stock purchases, restricted stock grants, and performance stock grants for the fiscal years ended October 2, 2009, October 3, 2008, and September 28, 2007 which was allocated as follows:

	Fiscal Years Ended		
	October 2, 2009	October 3, 2008	September 28, 2007
		(In thousands)	
Cost of sales	3,129	2,974	1,274
Research and development	6,195	8,700	5,590
Selling, general and administrative	14,142	11,538	6,873
Share-based compensation expense included in operating expenses	$23,466	$23,212	$13,737

During the fiscal years ended October 2, 2009, October 3, 2008, and September 28, 2007, the Company capitalized share-based compensation expense of $0.1 million, $(0.1) million, and $0.3 million, respectively, in inventory.

The weighted-average estimated grant date fair value of employee stock options granted during the fiscal years ended October 2, 2009, October 3, 2008, and September 28, 2007 were $3.93 per share, $4.78 per share, and $3.82 per share, respectively, using the Black Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal Years Ended		
	October 2, 2009	October 3, 2008	September 28, 2007
Expected volatility	60.90%	53.87%	57.32%
Risk free interest rate (7 year contractual life options)	2.36%	3.08%	4.18%
Risk free interest rate (10 year contractual life options)	2.67%	3.54%	4.30%
Dividend yield	0.00	0.00	0.00
Expected option life (7 year contractual life options)	4.42	4.42	4.57
Expected option life (10 year contractual life options)	5.79	5.80	5.86

The Company used an arithmetic average of historical volatility and implied volatility to calculate its expected volatility during the year ended October 2, 2009. Historical volatility was determined by calculating the mean reversion of the weekly-adjusted closing stock price over the 6.36 years between June 25, 2002 and November 4, 2008. The implied volatility was calculated by analyzing the 52-week minimum and maximum prices of publicly traded call options on the Company's common stock. The Company concluded that an arithmetic average of these two calculations provided for the most reasonable estimate of expected volatility under the guidance of ASC 718.

The risk-free interest rate assumption is based upon observed Treasury bill interest rates (risk free) appropriate for the expected life of the Company's employee stock options.

The expected life of employee stock options represents a calculation based upon the historical exercise, cancellation and forfeiture experience for the Company over the 6.25 years between June 25, 2002 and October 3, 2008. The Company deemed that exercise, cancellation and forfeiture experience in 2008 was consistent with historical norms thus expected life was not recalculated at October 2, 2009. The Company determined that it had two populations with unique exercise behavior. These populations included stock options with a contractual life of 7 years and 10 years, respectively.

As share-based compensation expense recognized in the Consolidated Statement of Operations for the fiscal years ended October 2, 2009, October 3, 2008, and September 28, 2007 is actually based on awards ultimately expected to vest, it has been reduced for annualized estimated forfeitures of 11.10%, 11.79%, and 12.85%, respectively. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience.

STOCK OPTION DISTRIBUTION

The following table summarizes information concerning currently outstanding options as of October 2, 2009 (shares in thousands):

	Number Outstanding	% of total Common Stock Outstanding
Stock options held by employees and directors	16,708	9.67%
Stock options held by non-employees (excluding directors)(1)	1,643	0.95%
	18,351	10.62%

(1) Due to a previous business combination, certain non-employees hold Skyworks stock options.

As of October 2, 2009, October 3, 2008, and September 28, 2007, non-employees, excluding directors, held 1.6 million, 4.1 million, and 6.4 million options at a weighted average exercise price per share of $21.18, $20.69, and $20.62, respectively.

12. EMPLOYEE BENEFIT PLAN, PENSIONS AND OTHER RETIREE BENEFITS

The Company maintains a 401(k) plan covering substantially all of its employees. All of the Company's employees who are at least 21 years old are eligible to receive discretionary Company contributions under the 401(k) plan. Discretionary Company contributions are determined by the Board of Directors and may be in the form of cash or the Company's stock. The Company has generally contributed a match of up to 4.0% of an employee's annual eligible compensation. For the fiscal years ended October 2, 2009, October 3, 2008, and September 28, 2007, the Company contributed and recognized expense for 0.7 million, 0.6 million, and 0.7 million shares, respectively, of the Company's common stock valued at $4.6 million, $5.0 million, and $4.8 million, respectively, to fund the Company's obligation under the 401(k) plan.

In fiscal 2008, the Company began phasing out its funding of retiree medical benefits. On September 18, 2007, a letter was mailed to the participants of the Retiree Health Plan informing them of the Company's plan to phase out the Plan over a three year period effective January 2008. Skyworks contributions will be phased out on the following basis:

Calendar Year	Skyworks
2008	Employer portion of contribution will be reduced by 20%
2009	Employer portion of contribution will be reduced by 40%
2010	Employer portion of contribution will be reduced by 80%
2011	Employer portion of contribution will be reduced by 100%

The Company incurred net periodic benefit costs of $0.2 million for pension benefits during the fiscal year ended October 2, 2009, and $0.1 million for pension benefits in each of the fiscal years ending October 3, 2008, and September 28, 2007, respectively.

The Company realized a credit of $0.4 million for the fiscal year ended October 2, 2009 related to the curtailment of the retiree medical benefits health plan, and incurred net periodic benefit cost of $0.1 million in each of the fiscal years ending October 3, 2008 and September 28, 2007, respectively.

The Company adopted ASC 715-*Compensation-Retirement Benefits* ("ASC 715") on September 28, 2007, on the required prospective basis. In accordance with ASC 715, the funded status as of September 28, 2007, is recorded as a liability in the accompanying consolidated balance sheet. The funded status of the Company's principal defined benefit and retiree medical benefit plans are as follows (in thousands):

	Pension Benefits Fiscal Years Ended		Retiree Medical Benefits Fiscal Years Ended	
	October 2, 2009	October 3, 2008	October 2, 2009	October 3, 2008
Benefit obligation at end of fiscal year	$3,120	$3,229	$ 431	$ 843
Fair value of plan assets at end of fiscal year	2,652	2,961	—	—
Funded status	$ (468)	$ (268)	$(431)	$(843)

13. COMMITMENTS

The Company has various operating leases primarily for computer equipment and buildings. Rent expense amounted to $8.0 million, $8.6 million, and $8.5 million in fiscal years ended October 2, 2009, October 3, 2008, and September 28, 2007, respectively. Purchase options may be exercised, at fair market value, at various times for some of these leases. Future minimum payments under these non-cancelable leases are as follows (in thousands):

Fiscal Year	
2010	$ 6,702
2011	2,910
2012	822
2013	13
2014	—
Thereafter	—
	$10,447

The Company is attempting to sublet certain properties that were vacated upon the exit of the baseband product area and, if successful, future operating lease commitments will be partially offset by proceeds received from the subleases.

In addition, the Company has entered into licensing agreements for intellectual property rights and maintenance and support services. Pursuant to the terms of these agreements, the Company is committed to making aggregate payments of $4.2 million, $3.4 million, $1.5 million, and $0.6 million in fiscal years 2010, 2011, 2012 and 2013, respectively.

14. CONTINGENCIES

From time to time, various lawsuits, claims and proceedings have been, and may in the future be, instituted or asserted against the Company, including those pertaining to patent infringement, intellectual property, environmental, product liability, safety and health, employment and contractual matters.

Additionally, the semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. From time to time, third parties have asserted and may in the future assert patent, copyright, trademark and other intellectual property rights to technologies that are important to our business and have demanded and may in the future demand that the Company license their technology. The outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to the Company. Intellectual property disputes often have a risk of injunctive relief, which, if imposed against the Company, could materially and adversely affect the Company's financial condition, or results of operations.

From time to time the Company is involved in legal proceedings in the ordinary course of business. The Company believes that there is no such ordinary course litigation pending that will have, individually or in the aggregate, a material adverse effect on its business.

15. GUARANTEES AND INDEMNITIES

The Company has no guarantees. The Company generally indemnifies its customers from third-party intellectual property infringement litigation claims related to its products, and, on occasion, also provides other indemnities related to product sales. In connection with certain facility leases, the Company has indemnified its lessors for certain claims arising from the facility or the lease.

The Company indemnifies its directors and officers to the maximum extent permitted under the laws of the state of Delaware. The duration of the indemnities varies, and in many cases is indefinite. The indemnities to customers in connection with product sales generally are subject to limits based upon the amount of the related product sales and in many cases are subject to geographic and other restrictions. In certain instances, the Company's indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. The Company has not recorded any liability for these indemnities in the accompanying consolidated balance sheets.

16. RESTRUCTURING AND OTHER CHARGES

Restructuring and other charges consists of the following (in thousands):

	Fiscal Years Ended		
	October 2, 2009	October 3, 2008	September 28, 2007
Asset impairments	$ 5,616	$ —	$ —
Restructuring and other charges	10,366	567	5,730
	$15,982	$567	$5,730

2009 RESTRUCTURING CHARGES AND OTHER

On January 22, 2009, the Company implemented a restructuring plan to realign its costs given current business conditions. The Company exited its mobile transceiver product area and reduced global headcount by approximately 4%, or 150 employees which resulted in a reduction to annual operating expenditures of approximately $20 million. The Company recorded various charges associated with this action. In total, they recorded $16.0 million of restructuring and other charges and $3.5 million in inventory write-downs that were charged to cost of goods sold.

The $16.0 million charge includes the following: $4.5 million related to severance and benefits, $5.6 million related to the impairment of certain long-lived assets which were written down to their salvage values, $2.1 million related to the exit of certain operating leases, $2.3 million related to the impairment of technology licenses and design software, and $1.5 million related to other charges. These charges total $16.0 million and are recorded in restructuring and other charges.

The Company made cash payments related to the restructuring plan of $5.9 million during the fiscal year ended October 2, 2009.

Activity and liability balances related to the fiscal 2009 restructuring actions are as follows (in thousands):

	Facility Closings	License and Software Write-offs and Other	Workforce Reductions	Asset Impairments	Total
Charged to costs and expenses	$1,967	$3,892	$ 4,507	$ 5,616	$15,982
Other	9	(368)	161	—	(198)
Non-cash items	—	(955)	—	(5,616)	(6,571)
Cash payments	(766)	(983)	(4,185)	—	(5,934)
Restructuring balance, October 2, 2009	$1,210	$1,586	$ 483	$ —	$ 3,279

The remaining restructuring reserve at October 2, 2009 of $3.3 million is classified as other current liabilities. The Company anticipates completing the restructuring plan and remitting the remaining payments within the next fifteen months.

17. EARNINGS PER SHARE

	Fiscal Years Ended		
	October 2, 2009	October 3, 2008	September 28, 2007
	(In thousands, except per share amounts)		
Net income	$ 93,289	$111,006	$ 57,650
Weighted average shares outstanding — basic	167,047	161,878	159,993
Effect of dilutive stock options and restricted stock	2,093	2,172	1,071
Dilutive effect of Junior Notes	—	705	—
Dilutive effect of Convertible Notes	523	—	—
Weighted average shares outstanding — diluted	169,663	164,755	161,064
Net income per share — basic	$ 0.56	$ 0.69	$ 0.36
Effect of dilutive stock options	0.01	0.01	—
Net income per share — diluted	$ 0.55	$ 0.68	$ 0.36

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share includes the dilutive effect of equity based awards using the treasury stock method, the Junior Notes on an if-converted basis, and the 2007 Convertible Notes using the treasury stock method, if their effect is dilutive.

Equity based awards exercisable for approximately 16.5 million shares and 23.0 million shares were outstanding but not included in the computation of earnings per share for the fiscal year ended October 2, 2009 and October 3, 2008, respectively, as their effect would have been anti-dilutive.

Junior Notes convertible into approximately 5.5 million shares and equity based awards exercisable for approximately 19.3 million shares were outstanding but not included in the computation of earnings per share for the fiscal year ended September 28, 2007 as their effect would have been anti-dilutive. If the Company had earned at least $78.8 million in net income for the fiscal year ended September 28, 2007 the Junior Notes would have been dilutive to earnings per share.

In addition, the Company issued $200.0 million aggregate principal amount of convertible subordinated notes ("2007 Convertible Notes") in March 2007. These 2007 Convertible Notes contain cash settlement provisions, which permit the application of the treasury stock method in determining potential share dilution of the conversion spread should the share price of the Company's common stock exceed $9.52. It has been the Company's historical practice to cash settle the principal and interest components of convertible debt instruments, and it is the Company's intention to continue to do so in the future, including settlement of the 2007 Convertible Notes issued in March 2007. These shares have not been included in the computation of earnings per share for the fiscal year ended October 3, 2008 or September 28, 2007 as their effect would have been anti-dilutive.

18. SEGMENT INFORMATION AND CONCENTRATIONS

In accordance with ASC 280-*Segment Reporting* ("ASC 280"), the Company has one reportable operating segment which designs, develops, manufactures and markets proprietary semiconductor products, including intellectual property, for manufacturers of wireless communication products. ASC 280 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and in interim reports to shareholders. The method for determining what information to report is based on management's organization of segments within the Company for making operating decisions and assessing financial performance. In evaluating financial performance, management uses sales and operating profit as the measure of the segments' profit or loss. All of the Company's operating segments share similar economic characteristics as they have a similar long term business model, and have similar research and development expenses and similar selling, general and administrative expenses, thus, the Company has concluded at October 2, 2009 that it has only one reportable operating segment. The Company will re-assess its conclusions at least annually.

GEOGRAPHIC INFORMATION

Net revenues by geographic area are presented based upon the country of destination. Net revenues by geographic area are as follows (in thousands):

	Fiscal Years Ended		
	October 2, 2009	October 3, 2008	September 28, 2007
United States	$ 76,435	$ 79,952	$ 66,868
Other Americas	26,078	10,636	11,230
Total Americas	102,513	90,588	78,098
China	414,208	410,645	293,035
South Korea	174,744	184,208	128,253
Taiwan	48,443	86,544	101,107
Other Asia-Pacific	23,098	36,005	98,200
Total Asia-Pacific	660,493	717,402	620,595
Europe, Middle East and Africa	39,571	52,027	43,051
	$802,577	$860,017	$741,744

The Company's revenues by geography do not necessarily correlate to end market demand by region. For example, if the Company sells a power amplifier module to a customer in South Korea, the sale is recorded within the South Korea account although that customer, in turn, may integrate that module into a product sold to a service provider (its customer) in Africa, China, Europe, the Middle East, the Americas, or within South Korea.

Geographic property, plant and equipment balances, including property held for sale, are based on the physical locations within the indicated geographic areas and are as follows (in thousands):

	As of	
	October 2, 2009	October 3, 2008
United States	$100,254	$114,794
Mexico	61,455	56,378
Other	590	2,188
	$162,299	$173,360

CONCENTRATIONS

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of trade accounts receivable. Trade receivables are primarily derived from sales to manufacturers of communications and consumer products. Ongoing credit evaluations of customers' financial condition are performed and collateral, such as letters of credit and bank guarantees, are required whenever deemed necessary.

As of October 2, 2009, Motorola, Inc., LG Electronics, and Samsung Electronics Co. accounted for approximately 12%, 11% and 11%, respectively, of the Company's gross accounts receivable.

As of October 3, 2008, Motorola, Inc., Samsung Electronics Co., and Sony Ericsson Mobile Comm. AB accounted for approximately 14%, 12% and 10%, respectively, of the Company's gross accounts receivable.

The following customers accounted for 10% or more of net revenues:

	Fiscal Years Ended		
	October 2, 2009	October 3, 2008	September 28, 2007
Sony Ericsson Mobile Communications AB	12%	18%	22%
Samsung Electronics Co.	15%	14%	11%
Asian Information Technology, Inc.	11%	11%	11%
Motorola, Inc.	*	*	16%

* Customers accounted for less than 10% of net revenues.

19. QUARTERLY FINANCIAL DATA (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
	(In thousands, except per share data)				
Fiscal 2009(2)					
Net revenues	$210,228	$172,990	$191,213	$228,146	$802,577
Gross profit	83,867	64,875	76,950	92,528	318,220
Net income	22,024	(4,589)	19,849	56,005	93,289
Per share data(1)					
Net income, basic	0.13	(0.03)	0.12	0.33	0.56
Net income, diluted	0.13	(0.03)	0.12	0.32	0.55
Fiscal 2008					
Net revenues	$210,533	$201,708	$215,210	$232,566	$860,017
Gross profit	82,338	80,367	86,434	93,824	342,963
Net income	19,078	16,673	20,466	54,789	111,006
Per share data(1)					
Net income, basic	0.12	0.10	0.13	0.33	0.69
Net income, diluted	0.12	0.10	0.12	0.33	0.68

(1) Earnings per share calculations for each of the quarters are based on the weighted average number of shares outstanding and included common stock equivalents in each period. Therefore, the sums of the quarters do not necessarily equal the full year earnings per share.

(2) During the second quarter of fiscal 2009, the Company implemented a restructuring plan to reduce global headcount by approximately 4%, or 150 employees. The total charges related to the plan were $19.4 million. Due to accounting classifications, the charges associated with the plan are recorded in various lines and are summarized as follows: Cost of goods sold adjustments include approximately $3.5 million of inventory write-downs. Restructuring and other charges primarily consisted of $4.5 million related to severance and benefits, $5.6 million related to the impairment of long-lived assets, $2.0 million related to lease obligations, $2.3 million related to the impairment of technology licenses and design software and $1.5 million related to other charges.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Skyworks Solutions, Inc.:

We have audited the accompanying consolidated balance sheets of Skyworks Solutions, Inc. and subsidiaries as of October 2, 2009 and October 3, 2008, and the related consolidated statements of operations, cash flows, and stockholders' equity and comprehensive income (loss) for each of the years in the three-year period ended October 2, 2009. In connection with our audit of the consolidated financial statements, we also have audited the financial statement schedule listed in Item 15 of the 2009 Form 10-K. We also have audited Skyworks Solutions Inc.'s internal control over financial reporting as of October 2, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Skyworks Solutions, Inc.'s management is responsible for these consolidated financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule, and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Skyworks Solutions, Inc. and subsidiaries as of October 2, 2009 and October 3, 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended October 2, 2009, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, Skyworks Solutions, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of October 2, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

Boston, Massachusetts
November 30, 2009

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NASDAQ Global Select Market under the symbol "SWKS". The following table sets forth the range of high and low sale prices for our common stock for the periods indicated, as reported by the NASDAQ Global Select Market. The number of stockholders of record of Skyworks' common stock as of November 16, 2009, was approximately 30,146.

	High	Low
Fiscal year ended October 2, 2009:		
First quarter	$ 7.51	$3.81
Second quarter	8.84	4.07
Third quarter	10.50	8.02
Fourth quarter	14.28	9.50
Fiscal year ended October 3, 2008:		
First quarter	$ 9.36	$8.01
Second quarter	9.03	6.71
Third quarter	11.20	7.28
Fourth quarter	10.85	7.47

Skyworks has not paid cash dividends on its common stock and we do not anticipate paying cash dividends in the foreseeable future. Our expectation is to reinvest or retain all future earnings, if any.

The following table provides information regarding repurchases of common stock made by us during the fiscal quarter ended October 2, 2009:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximately Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
7/04/09-7/31/09	—	—	N/A(2)	N/A(2)
8/01/09-8/28/09	3,181(1)	$11.69	N/A(2)	N/A(2)
8/29/09-10/02/09	25,920(1)	$13.22	N/A(2)	N/A(2)

(1) All shares of common stock reported in the table above were repurchased by Skyworks at the fair market value of the common stock as of the period stated above, in connection with the satisfaction of tax withholding obligations under restricted stock agreements between Skyworks and certain of its employees.

(2) Skyworks has no publicly announced plans or programs.

COMPARATIVE STOCK PERFORMANCE GRAPH

The following graph shows the change in Skyworks' cumulative total stockholder return for the last five fiscal years, based upon the market price of Skyworks' common stock, compared with: (i) the cumulative total return on the Standard & Poor's 500 Index and (ii) the Standard and Poor's 500 Semiconductor Index. The graph assumes a total initial investment of $100 on October 1, 2004, and shows a "Total Return" that assumes reinvestment of dividends, if any, and is based on market capitalization at the beginning of each period.

Comparison of Cumulative Five Year Total Return



Skyworks Solutions, Inc.
S&P 500 Index
S&P 500 Semiconductors
DOLLARS
250
200
150
100
50
0
Oct04
Sep05
Sep06
Sep07
Oct08
Oct09

Total Return To Shareholders

ANNUAL RETURN PERCENTAGE

Company / Index	Years Ending 9/30/05	9/29/06	9/28/07	10/3/08	10/2/09
Skyworks Solutions, Inc.	(29.73)	(26.07)	74.18	(17.37)	59.30
S&P 500 Index	10.57	10.79	16.44	(26.47)	(4.20)
S&P 500 Semiconductors	24.20	(7.85)	17.40	(37.99)	15.32

INDEXED RETURNS

Company / Index	Base Period 10/1/04	Years Ending 9/30/05	9/29/06	9/28/07	10/3/08	10/2/09
Skyworks Solutions, Inc.	**100**	70.27	51.95	90.49	74.77	119.12
S&P 500 Index	**100**	110.57	122.51	142.64	104.89	100.49
S&P 500 Semiconductors	**100**	124.20	114.45	134.36	83.32	96.08

SKYWORKS SOLUTIONS, INC.

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES

	Year Ended		
	Oct. 2, 2009	Oct. 3, 2008	Sept. 28, 2007
		(In millions)	
GAAP operating income	$ 72	$ 90	$ 58
Share-based compensation expense [a]	24	23	14
Cost of goods sold adjustments [b]	4	—	(1)
Selling, general and administrative adjustments [b]	(1)	(1)	1
Restructuring & other charges [b]	16	1	6
Acquisition related expense [c]	—	2	—
Amortization of intangible assets	6	6	2
Non-GAAP operating income	$ 121	$ 121	$ 80
Non-GAAP operating margin %	15.1%	14.1%	10.8%

[a] These charges represent expense recognized in accordance with Accounting Standards Codification 718 — *Compensation — Stock Compensation.* Approximately $3.1 million, $6.2 million and $14.2 million were included in cost of goods sold, research and development expense and selling, general and administrative expense, respectively, for the fiscal year ended October 2, 2009. Approximately $3.0 million, $8.7 million and $11.5 million were included in cost of goods sold, research and development expense and selling, general and administrative expense, respectively, for the fiscal year ended October 3, 2008. For the fiscal year ended September 28, 2007, approximately $1.3 million, $5.6 million and $6.8 million were included in cost of goods sold, research and development expense and selling, general and administrative expense, respectively.

[b] During the second quarter of fiscal 2009, the Company implemented a restructuring plan to reduce global headcount by approximately 4%, or 150 employees.

The total charges related to the plan were $19.4 million. Due to accounting classifications, the charges associated with the plan are recorded in various lines and are summarized as follows:

Cost of goods sold adjustments include approximately $3.5 million of inventory write-downs.

Restructuring and other charges primarily consisted of $4.5 million related to severance and benefits, $5.6 million related to the impairment of long-lived assets, $2.0 million related to lease obligations, $2.3 million related to the impairment of technology licenses and design software and $1.5 million related to other charges.

On October 2, 2006, the Company announced that it was exiting its baseband product area. For the fiscal years ended October 2, 2009 and October 3, 2008, selling, general and administrative adjustments of $0.5 million and $1.3 million, respectively, represent a recovery of bad debt expense on specific accounts receivable associated with baseband product. Selling, general and administrative adjustments of $1.3 million during fiscal 2007 represent bad debt expense on specific accounts receivable associated with baseband product.

Cost of goods sold adjustments during 2007 include a credit of $1.2 million of inventory related to contractual obligations.

Restructuring and other charges of $0.6 million recorded during fiscal 2008 relate to lease obligations associated with the closure of certain locations associated with the baseband product area.

Restructuring and other charges recorded during fiscal 2007 associated with the exit of the baseband product area primarily consisted of the following: $4.5 million related to lease obligations, $1.4 million related to the write-down of technology licenses and design software, $0.5 million related to severance and benefits and a $1.5 million credit related to other charges. In addition, an $0.8 million charge was recorded that related to a lease obligation that expired in 2008 which was assumed from Alpha Industries, Inc. in connection with the Merger in 2002.

[c] During fiscal 2008, Skyworks acquired Freescale Semiconductor's power amplifier and front-end module product line. The purchase accounting charges recognized during fiscal 2008 included a $0.7 million charge to cost of sales related to the sale of acquisition related inventory and $4.5 million amortization of acquisition related intangibles. Of the $4.5 million, $0.9 million was included in cost of sales. Amortization expense of $2.4 million related to previous business combinations.

SKYWORKS SOLUTIONS, INC.
DISCUSSION REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES

This document contains operating income and operating margin which have not been calculated in accordance with United States Generally Accepted Accounting Principles (GAAP). We calculate such non-GAAP operating income and operating margin by excluding certain expenses and other items from the respective GAAP financial measure. Management uses certain non-GAAP financial measures, including operating income and operating margin to evaluate our operating performance and compare it against past periods, make operating decisions, forecast for future periods, compare operating performance against peer companies and determine payments under certain compensation programs. These non-GAAP financial measures provide management with additional means to understand and evaluate the operating results and trends in our ongoing business by eliminating certain non-recurring expenses (which may not occur in each period presented) and other items that management believes might otherwise make comparisons of our ongoing business with prior periods more difficult, obscure trends in ongoing operations or reduce management's ability to make useful forecasts.

We provide investors with non-GAAP financial measures because we believe it is important for investors to be able to closely monitor and understand changes in our ability to generate income from ongoing business operations. We believe these non-GAAP financial measures give investors a more effective method to evaluate historical operating performance and identify trends, additional means of evaluating period-over-period operating performance and a method to facilitate certain comparisons of operating results to peer companies. We further believe that providing non-GAAP operating income and operating margin allows investors to better assess the overall financial performance of ongoing operations and contributes to enhanced financial reporting transparency and provides investors with added clarity.

We calculate non-GAAP operating income by excluding from GAAP operating income, stock compensation expense, restructuring-related charges, acquisition-related expenses and certain deferred executive compensation, which may not occur in all periods for which financial information is presented. We calculate non-GAAP operating margin by dividing non-GAAP operating income by GAAP revenue. We exclude the items identified above from non-GAAP operating income for the reasons set forth with respect to each such excluded item below:

Stock Compensation — because (1) the total amount of expense is partially outside of our control because it is based on factors such as stock price volatility and interest rates, which may be unrelated to our performance during the period in which the expense is incurred, (2) it is an expense based upon a valuation methodology premised on assumptions that vary over time, and (3) the amount of the expense can vary significantly between companies due to factors that can be outside of the control of such companies.

Restructuring-Related Charges — because, to the extent such charges impact a period presented, we believe that they have no direct correlation to future business operations and including such charges does not accurately reflect the performance of our ongoing operations for the period in which such charges are incurred.

Acquisition-Related Expenses — including, when applicable, amortization of acquired intangible assets, because they are not considered by management in making operating decisions and we believe that such expenses do not have a direct correlation to future business operations and thereby including such charges does not accurately reflect the performance of our ongoing operations for the period in which such charges are incurred.

Deferred Executive Compensation — including charges related to any contingent obligation pursuant to an executive severance agreement because we believe the period over which the obligation is amortized may not reflect the period of benefit and that such expense has no direct correlation with our recurring business operations and including such expenses does not accurately reflect the compensation expense for the period in which incurred.

Non-GAAP operating income and operating margin presented in this document should not be considered in isolation and are not alternatives for the respective GAAP measures. Investors are cautioned against placing undue reliance on these non-GAAP financial measures and are urged to review and consider carefully the adjustments made by management to the corresponding GAAP financial measure. Non-GAAP financial measures may have limited value as analytical tools because they may exclude certain expenses that some investors consider important in evaluating operating performance or ongoing business. Further, non-GAAP financial measures are likely to have limited value for purposes of drawing comparisons between companies because different companies may calculate similarly titled non-GAAP financial measures in different ways because non-GAAP measures are not based on any comprehensive set of accounting rules or principles.

Corporate Information

Executive Management

DAVID J. ALDRICH
President, Chief Executive Officer
and Director

BRUCE J. FREYMAN
Vice President, Worldwide Operations

LIAM K. GRIFFIN
Senior Vice President, Sales and Marketing

GEORGE M. LEVAN
Vice President, Human Resources

DONALD W. PALETTE
Vice President and Chief Financial Officer

THOMAS S. SCHILLER
Vice President, Corporate Development

NIEN-TSU SHEN
Vice President, Quality

DAVID C. STASEY
Vice President, Analog Components

MARK V.B. TREMALLO
Vice President, General Counsel
and Secretary

GREGORY L. WATERS
Executive Vice President and
General Manager,
Front-End Solutions

Corporate Headquarters

Skyworks Solutions, Inc.
20 Sylvan Road
Woburn, MA 01801
(781) 376-3000
www.skyworksinc.com

Board of Directors

DAVID J. McLACHLAN
Chairman
Retired Chief Financial Officer and
Senior Advisor to Chairman and
Chief Executive Officer
Genzyme Corporation

DAVID J. ALDRICH
President and Chief Executive Officer
Skyworks Solutions, Inc.

KEVIN L. BEEBE
President and Chief Executive Officer
2BPartners, LLC
Strategic and operational advisor to private
equity and investment bank clients

MOIZ M. BEGUWALA
Retired Senior Vice President and
General Manager
Wireless Communications
Conexant Systems, Inc.

TIMOTHY R. FUREY
Chief Executive Officer
MarketBridge

BALAKRISHNAN S. IYER
Director, Retired Senior Vice President
and Chief Financial Officer
Conexant Systems, Inc.

THOMAS C. LEONARD
Retired Chairman and
Chief Executive Officer
Alpha Industries, Inc.

DAVID P. McGLADE
Chief Executive Officer and
Deputy Chairman
Intelsat Global S.A.

ROBERT A. SCHRIESHEIM
Chief Financial Officer
Hewitt Associates, Inc.

Transfer Agent and Registrar

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(877) 366-6437 (United States and Canada)
(212) 936-5100 (outside United States)
www.amstock.com

Our transfer agent can help you with a variety of stockholder related services including change of address, lost stock certificates, stock transfers, account status and other administrative matters.

Investor Relations

You can contact Skyworks' Investor Relations team directly to order an Investor's Kit or to ask investment-oriented questions about Skyworks at:

Investor Relations
Skyworks Solutions, Inc.
5221 California Avenue
Irvine, CA 92617
(949) 231-4700

You can also view this annual report along with other financial-related information and other public filings with the U.S. Securities and Exchange Commission at: www.skyworksinc.com.

Annual Meeting

The annual meeting of stockholders will be held on May 11, 2010 in Bedford, Massachusetts.

Common Stock

Skyworks common stock is traded on the NASDAQ Global Select Market© under the symbol SWKS.

Independent Registered Public Accountants

KPMG LLP
Boston, Massachusetts



SKYWORKS®

20 Sylvan Road
Woburn, MA 01801
(781) 376-3000
www.skyworksinc.com

